Form 20-F
period 1997-12-31
ANSALDO SIGNAL NV
filed 1998-06-22
CIK 1027228

                               ANSALDO SIGNAL N.V.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended: December 31, 1997

                                     0-28988
                            (Commission file number)

                               ANSALDO SIGNAL N.V.
             (Exact name of registrant as specified in its charter)

                                   Netherlands
                 (Jurisdiction of incorporation or organization)

                             Schiphol Boulevard 267
                        1118 BH Schiphol, The Netherlands
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

      Title of each class              Name of each exchange on which registered
Common Shares with a par value of                       Nasdaq
         NLG 0.01 each

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None
                                (Title of Class)

                            ------------------------

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period
                         covered by the annual report.

                            20,448,750 Common Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X No ___

            Indicate by check mark which financial statement item the
                       registrant has elected to follow.

                              Item 17 ___ Item 18 X

TABLE OF CONTENTS

                                                                                                        Page
PART I   ............................................................................................     1
         ITEM 1            Description of Business...................................................     1
                           General...................................................................     1
                           Historical Overview.......................................................     1
                           Industry Overview.........................................................     2
                           Markets...................................................................     3
                           Principal Products and Services...........................................     4
                           Research and Development..................................................     5
                           Sales and Marketing.......................................................     5
                           Employees.................................................................     6
                           Patents and Trademarks....................................................     6
                           Competition...............................................................     6
                           Risk Factors and Cautionary Statement Pursuant to Safe Harbor
                               Provisions of the Private Securities Litigation Reform Act of 1995....     7
         ITEM 2            Description of Property ..................................................    12
         ITEM 3            Legal Proceedings.........................................................    12
                           Environmental Laws and Proceedings........................................    12
         ITEM 4            Control of Registrant.....................................................    13
         ITEM 5            Nature of Trading Market..................................................    13
         ITEM 6            Exchange Controls and Other Limitations Affecting Security Holders........    14
         ITEM 7            Taxation..................................................................    14
                           Netherlands Taxation......................................................    14
                           Dividend Withholding Tax..................................................    14
                           Taxes on Income and Capital Gains.........................................    15
                           Net Wealth Tax............................................................    15
                           Gift and Inheritance Tax..................................................    16
                           United States of America..................................................    16
         ITEM 8            Selected Consolidated Financial Data......................................    18
         ITEM 9            Management's Discussion and Analysis of Financial
                               Condition and Results of Operations...................................    19
         ITEM 9A           Quantitative and Qualitative Disclosures about Market Risk................    27
         ITEM 10           Directors and Officers of Registrant......................................    27
         ITEM 11           Compensation of Directors and Officers....................................    29
         ITEM 12           Options to Purchase Securities from Registrant or Subsidiaries............    29
         ITEM 13           Interest of Management in Certain Transactions............................    30
                           Intercompany Transactions.................................................    30
                           Option Agreement..........................................................    31
                           Preemptive Rights Agreement...............................................    31
                           Registration Rights Agreement.............................................    31
PART II  ............................................................................................    33
         ITEM 14           Description of Securities to be Registered................................    33
PART III ............................................................................................    33
         ITEM 15           Defaults upon Senior Securities...........................................    33
         ITEM 16           Changes in Securities and Changes in Security for Registered
                               Securities ...........................................................    33
PART IV  ............................................................................................    33
         ITEM 17           Financial Statements......................................................    33
         ITEM 18           Financial Statements......................................................    33
         ITEM 19           Financial Statements and Exhibits.........................................    33

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS


     GENERAL
     Ansaldo Signal N.V. ("Ansaldo Signal," "ASNV" or "the Company"), is a worldwide supplier of signaling, automation and control systems, related component products, and services. The Company offers a variety of train control and rail operations management functions, including:

     o Automatic train control ("ATC") and automatic train protection ("ATP") systems for rail based mass transit and railroads, including high speed lines, to provide safe train operation;
     o Automatic train operation ("ATO") systems for rail based mass transit and railroads, including high speed lines, to automate non-vital supplementary processes.
     o Centralized traffic control ("CTC"), marshalling/classification yard control systems, and other operations management systems to provide efficient train operations;
     o Wayside and onboard instrumentation and other component products that are essential elements of the Company's systems; and
     o    Related services (such as maintenance and training).

     The Company's systems, products and services are designed to enhance the safety, productivity and efficiency of its customers' operations by providing system-wide control, discrete segmented control, and management information. Incorporating software and fail-safe design into computerized controllers, workstations and other devices, the Company's state-of-the-art technologies measure, monitor and manage numerous variables and conditions to help customers achieve optimal safety and efficiency. The Company has developed a large installed base of ATC, ATP, ATO, and CTC systems from which it is able to derive revenues through additional direct sales and installation, as well as the sale of upgrades, enhancements, replacement parts and services.
     The Company operates primarily through its subsidiaries, including: Ansaldo Segnalamento Ferroviario S.p.A. ("Ansaldo Segnalamento Ferroviario" or "ASF"), an Italian corporation with facilities in Genoa, Naples, Tito and Torino; CSEE Transport S.A. ("CSEE Transport" or "CSEE"), a French corporation with facilities in Paris and Riom; Union Switch & Signal Inc. ("Union Switch & Signal" or "US&S"), a U.S. corporation with facilities in Pittsburgh, PA and Batesburg, SC; Union Switch & Signal Pty. Ltd. ("US&S PTY"), an Australian corporation with facilities in Brisbane; AT Signal Systems AB ("AT Signal Systems" or "ATSS"), a Swedish corporation with facilities in Spanga; and AT Signalling (Ireland) Ltd. ("AT Signalling" or "ATI"), an Irish corporation with facilities in Tralee, Ireland. The Company serves customers throughout the world in the railroad and rail mass transit industries.


     HISTORICAL OVERVIEW
     ASNV was formed on November 13, 1996 to combine the railway signaling and automation business investments of Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of the group of companies controlled by Finmeccanica S.p.A. ("Finmeccanica"), which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"). The Company's shares began trading on the NASDAQ national market system on December 11, 1996.

     Product Evolution. The origins of the Company's signaling activities can be traced to the very beginning of the railway signaling and automation industry when George Westinghouse founded the Union Switch & Signal company in 1881 to commercialize the "closed loop" track circuit technology which remains the basis for much of today's railway signaling throughout the world. Since that time, the Company's primary operating companies -- ASF, CSEE and US&S - each of which has a long history of involvement in the signaling industry, have played key roles in the evolution of rail signaling and control technologies, having contributed a number of "firsts" and other significant developments to the railway signaling and control industry, such as:

     o    AC track circuit (1903)
     o    Inductive train control (cab signaling)(1923)
     o    Remote controlled gravity hump yard (1924)


                              ANSALDO SIGNAL N.V.

     o    Coded track circuit (1934)
     o    Coded carrier CTC (1942)
     o    Computer aided dispatching (1966)
     o    Microprocessor based vital interlocking controller (1985)
     o    Video CTC displays (1986)
     o    CTC/CAD consolidation (1987)
     o    Driverless metro (North America) (1991).

     The Company's latest product developments include the TVM(TM) family of products, which are the basis for automatic train control systems for the various generations of France's high-speed TGV (Train a Grande Vitesse) as well as other high speed lines; the ACC/SARA(TM) microprocessor based interlocking technology for large scale and complex interlockings, which control traffic through crossovers and intersections; and the L10,000 and L12,000 series discontinuous ATP systems.
     Complementing the Company's systems capabilities is a broad range of products that measure, indicate, or control variables such as speed, temperature, location and spacing. In addition, the Company also offers a broad, well-established line of ground equipment such as signals; point machines, which route trains from one track to another; and track circuits, which detect train presence in a given section of track.


     INDUSTRY OVERVIEW
     Customers. The railway signaling and automation market has traditionally included all systems, equipment and services used to monitor and manage the safe movement of railroad and rail mass transit vehicles. In recent years, the market has expanded to include process automation to move goods and passengers safely and efficiently through railroad or rail mass transit systems. Increasingly, rail signaling and control companies are expected to provide fully integrated control, automation and business solutions encompassing not only signaling control systems, instrumentation devices and advanced software applications but also other disciplines, such as data management systems. Customers are also requiring professional services related to predictive diagnostics and assistance with system validation requirements.
     Railway signaling equipment, systems and services are used by freight railroads, passenger railroads (conventional and high speed) and passenger mass transportation systems (trolley or "light" rail and metro or "heavy" rail). Their railway signaling and automation requirements vary widely, from a few control functions and only several trains per day to operations which require thousands of measurement and control points and control thousands of train movements per day integrated within one control system. Multiple or distributed control offices may also be linked via data communication channels. At the highest level of sophistication, certain systems or functions may be unmanned; that is, responsibility for the operation will rest entirely with the signaling and control equipment or system without human intervention.
     Track circuits. Traditional railway signaling systems have used the track circuit as the basic means for detecting the presence of a train. Once the train's presence has been detected, a variety of other devices which are linked to the basic track circuit system and which are physically distributed throughout the network will, through the application of predetermined logic principles, request certain actions and issue certain commands to enforce safe operation and/or maximize efficiency. The track circuit systems, as well as the associated logic, may be implemented through vital or fail-safe relays and more recently through microprocessor-based devices. Such track circuit systems may be linked to the rail vehicles using the network and to supervisory centers by digital communications. In this way, the thousands of controls and the millions of bits of data generated by the control system can be integrated on an on-line, real-time basis. This information is typically presented to dispatchers and other supervisory personnel in easy-to-use graphic displays that enable them to make operational and emergency decisions as required.
     Increasingly, railroad and rail transit operators are exploring the potential of emerging alternatives to traditional track circuit based signaling and automation systems, such as communication based signaling systems. In these systems, the train detection function previously provided by the track circuit is provided by a sophisticated form of radio transmission. Communication-based rail signaling and automation systems, operated by on board equipment, permit minimizing field devices but rely more heavily upon high level software.
     Instrumentation. Devices such as signals, controllers, point machines, transmitters and receivers may be sold as part of a complete railway signaling system or may be marketed and sold separately. This equipment is typically incorporated in the signaling system to provide measuring, sensing, analysis, actuating and regulation of some part of the operation of the network and to perform internal system control and diagnostics.


                              ANSALDO SIGNAL N.V.

     Many control decisions are made by "smart" instrumentation devices and/or systems which have been developed over the past several years by incorporating microprocessor technology within field instruments or artificial intelligence capabilities within supervisory control offices. These devices and systems permit a faster response to changes in operating conditions because the communication of certain signals to or from a particular device or a control room is no longer required or the need for human intervention is eliminated.
     Recent trends. An increasingly important portion of virtually every signaling and automation system is the specialized software needed to drive all parts of the system. As control systems become more complex and dependent on software and also become a more important element of overall rail network automation and management, suppliers have begun to take advantage of opportunities to act as their customers' systems integrators and to provide related services and software that meet the requirements for higher-level functionality.
     Factors driving the demand for rail signaling and automation include continued population growth and increasing congestion in cities throughout the world, increasing development by less developed countries, environmental and other limitations on expansion of highway networks and numerous other factors. To deal with these forces, improved rail signaling and automation have emerged as the least expensive method for increasing capacity ("throughput") for environmentally friendly rail systems. However, the industry is dependent upon the availability of public and private funding for infrastructure investment, especially from transit authorities in the USA and transit authorities and State owned railroads in the rest of the world. Furthermore, as public funding is reduced, there is a tendency for price competition to increase. Accordingly, a change in government policies or an adverse economic environment (such as East Asia is experiencing) in any of the principal countries in which the Company does business can have an adverse effect upon the Company's business.


     MARKETS
     Based upon an analysis of competitor revenues, management estimates the portion of the transportation market in which it presently participates is approximately a $3.6 billion industry. Ten to 12 suppliers normally compete for their share of this market.
     The Company has significant sales of equipment and systems to customers in each of the principal industry groups served by the Company. Two large orders totaling $244 million were booked in the fourth quarter of 1997. One was in the United States from the New York City Transit Authority, and the second was from the Italian State Railroad (FS) for the Grande Rete (the "large network" connecting the major cities of Italy). The Company's subsidiary ASF has been involved in a number of large turnkey projects with ATR. ATR acted as a prime contractor on such projects. The contracts require ATR to provide varied rail products and services, including signaling and automation of the signaling systems. In connection with the Signaling Business Unit contribution, ATR entered into formal subcontract agreements with ASF to continue providing these services on the incomplete contracts. See Note 10 of Notes to Consolidated Financial Statements for details.
     In the railroad market, the Company has an established position with railroads in the United States (where freight railroads predominate) through its US&S subsidiary and in Europe (where passenger railroads predominate) through its ASF and CSEE subsidiaries. In the rail based mass transit market, the Company has sold its equipment and systems for rail based mass transit networks around the world. In the United States, France and Italy, most operators of rail based mass transit systems are customers of the Company's subsidiaries.
     The Company's subsidiaries operate in three strategic geographic areas:
Europe, North America, and Australasia. Their strategic location is expected to position such subsidiaries to respond to regional customers' requirements.

     Europe. The Company serves the European markets from its operations in France, Italy, Sweden and Ireland.
     From its facilities in Paris and Riom, France, the Company focuses on serving the needs of the French national railways ("SNCF"), the Paris metro, and other major operators of suburban and metro passenger systems within France. The Company offers a full line of rail signaling and automation equipment, systems and services in France and is the primary supplier of the ATP equipment and systems for the famed TGV high-speed passenger lines of France.
     The Company's business in Italy is focused on the Italian national railway ("FS") and the major operators of suburban and metro passenger systems within Italy. In addition, the Company is a major supplier to the consortium that is currently constructing the Italian high-speed rail system. In Italy, the Company is capable of supplying a full line of locally designed and manufactured railway signaling equipment and systems, and furnishing related services.
     In addition, the Company's Swedish subsidiary serves customers in Scandinavia; its Irish subsidiary serves Irish


                              ANSALDO SIGNAL N.V.

Rail and the Dublin metro ("DART"); and each company serves customers in adjacent European countries, such as the Lisbon Metro, which recently awarded a contract to CSEE.

     North America. The Company's business in North America is operated from its facilities located in Pennsylvania and South Carolina, as well as its warehousing and service facilities in Kansas and Ontario. The primary focus is on the Class 1 railroads, which account for approximately 90% of North American rail freight revenue (according to Railroad Facts, 1996 Edition), and the major operators of light and heavy rail mass transit systems such as New York, Los Angeles, Boston, Philadelphia, Chicago, Washington, D.C., Dallas, Cleveland, Portland and Toronto.

     Australasia. The Company's business in Australasia is based in Brisbane, Australia and focuses on the Australian, New Zealand and Southeast Asian markets. In Australia, the Company provides application engineering and integration services for the full line of railway signaling and automation equipment and systems designed and manufactured by the Company outside of the Australasian region and for equipment and systems designed and manufactured by third parties. The Company has been taking steps to expand in the region by establishing a subsidiary in India and a collaborative relationship in Malaysia. Multiple subsidiaries support the markets in China, Korea, and Taiwan. In China, the Company's subsidiary CSEE has a joint venture with the Beijing Railway Signal Factory. The Company has experienced deferral of projects as a result of the East Asian economic downturn.


     PRINCIPAL PRODUCTS AND SERVICES
     The Company derives its revenues principally from the sale of ATC systems and ATP systems; ATO systems; CTC, operations management and marshalling yard control office systems; wayside and onboard instrumentation and other component products; and related services (such as maintenance and training).

     Automatic Train Control and Automatic Train Protection Systems. The Company's ATC/ATP product offering includes its ACC/SARA(TM) interlocking controller-based system for large-scale interlockings; its TVM(TM) family of products for high speed and urban and suburban lines; its Microlok(R) and Microtrax(R)-based systems for small and medium interlockings and for conventional railroad lines; and its Microcab, L10,000, and L12,000 ATP systems. These products are designed to be fail-safe, and are used to control traffic at stations and through crossovers and interlockings to provide positive enforcement of braking and speed commands, to locate trains with precision and to provide track occupancy information to other trains and to a central office.
     The Company's ATC/ATP product offering consists of several important elements including control and field interaction devices, operator interface consoles, multi-level communications capability, engineering and configuration tools and application solutions.

     Automatic Train Operation Systems. The Company's ATO systems offering is designed to regulate train speed, station stopping, door control, and train reversal. These functions are classified as non-vital because they are not directly responsible for safe train movement.

     Centralized Traffic Control, Operations Management and Marshalling Yard Control Office Systems. These products and related services enhance management's ability to operate a railroad or transit system effectively and efficiently by providing supervisory control capabilities. They are non-vital systems that are capable of being superimposed on an underlying vital system. The most significant of these products include centralized traffic control systems, which control traffic along rail lines; supervisory control and data acquisition ("SCADA") systems, which monitor and control ancillary subsystems such as ventilation, emergency services, lighting, communications, etc.; operations management systems, which integrate CTC and SCADA with some or all of the operator's management information database; and marshalling yard control systems, which allow the fast, efficient, automated assembly of trains.

     Wayside and Onboard Instrumentation and Other Component Products. The Company offers a broad line of wayside (field) and onboard instruments for the measurement and control of the many variables that affect the safe and efficient operation of a railroad or rail mass transit system. These instruments are often furnished directly to railroads, rail based mass transit operators and other suppliers of signaling and control systems for incorporation into systems of their design. These instruments may also be furnished as part of the ATC/ATP, CTC and other


                              ANSALDO SIGNAL N.V.

systems supplied by the Company. Examples of these instruments include: the "AF" series of track circuits, "UM 71" track circuits, fail-safe relays, hot box detectors, end-of-train monitors, electronic treadles, radar units, timers, logic emulators, wheel detectors and signals. In addition, the Company offers various component products that enhance the efficiency and/or the safety of railroad and rail based transit operations, such as point machines for use in marshalling yards and on mainline operations, and gate mechanisms.
     The Company's instrumentation product offering includes a variety of "smart" devices which contain "on-board" microprocessor-based electronics and which, by permitting functions and advanced calculations to be carried out in the field, allow faster response time. "Smart" functions such as diagnostics, troubleshooting, and calibration may be performed remotely by the device itself or via analog or digital communication. These products are also sold both on a stand-alone basis and as components of ATC/ATP, CTC and other systems.

     Related Services. The Company provides two types of services: systems-related services and instrumentation-related services. Systems-related services include system design and application engineering, installation and start-up assistance, ongoing maintenance, repairs and service and training. Instrumentation related services include product application analysis, ongoing maintenance, repair, and calibration services. The Company offers a variety of design and application software packages and services that assist customers in meeting application-specific needs and demands by government regulators.

     Current initiatives. The Company is implementing an initiative to redesign operating processes at the subsidiary level to reduce rework and internal cycle times. Subsidiary-level Redesign Teams are examining company processes, identifying inefficiencies, and assigning process action teams to develop and implement redesign plans. US&S began this process in early 1997. ASF began the process late in 1997. CSEE will begin the process in 1998. US&S PTY will undertake a redesign initiative in 1999.
     The Company is also currently rationalizing its subsidiaries' systems offering to reduce applications engineering costs. The implementation of this initiative includes the design of template architectures, as described more fully below under "Research and Development."


     RESEARCH AND DEVELOPMENT
     The Company invests in research and development and expects to continue to do so, with the assistance where available of government and customer funding. Currently, the Company is focussing on research and development to upgrade its main product groupings to "next generation" technologies. Specifically, the Company is performing research and development relating to the European Train Control System standardization initiative, the Advanced Civil Speed Enforcement initiative in the United States, and communication based signaling.
     To achieve "next generation" products and systems in the most efficient manner, the Company is currently rationalizing its subsidiaries' systems offering. The implementation of this initiative includes the design of template architectures, based upon the Company's most advanced hardware platforms, for the Company's various systems offered worldwide. Consequently, the Company is undertaking research and development to improve connectivity among its hardware platforms to modularize them for optimal use in disparate applications and to standardize software tools for developing those applications.
     For the years ended December 31, 1995, 1996, and 1997, respectively, the Company's expenditures for research and development were $11.8 million, $11.8 million and $10.0 million, representing 3.9%, 3.3%, and 3.1% of total revenues, respectively. In addition, the Company engages in customer and government funded research and development on a regular basis. In 1997 the Company incurred an additional $7.2 million of research and development expenditures not shown on the income statement which were funded by government grants. Total internal and external supported research and development expenditure for 1997 was therefore $17.2 million (5.4% of revenues). In addition, the research and development that is performed pursuant to contract requirements is considered in cost of revenue.


     SALES AND MARKETING
     The Company markets and sells its products and services worldwide according to its One Company / One Country strategy. Following this strategy, each subsidiary is responsible for leading the Company's marketing, bidding, and project management activities in an exclusive designated territory or, in select countries, in an exclusive market segment. The Company also maintains a network of over 25 international sales representatives throughout the world in local markets in which the Company does not directly operate.


                              ANSALDO SIGNAL N.V.

     The Company's Marketing Committee coordinates the global marketing effort by identifying market requirements for Company systems and products, quantifying and prioritizing customer needs to guide the Company in its development and marketing efforts, and facilitating informational exchange between the subsidiaries to optimize use of existing products in bids.


     EMPLOYEES
     As of March 31, 1998, the Company had approximately 2,368 employees worldwide.
     The Company's French and Italian work forces are compensated on the basis established by certain national and regional agreements between various employer associations and the trade unions. In the North American and Australasian regions, workers are not covered by any collective bargaining agreements. The European workers covered by collective bargaining agreements participate in a separate pension plan in addition to the plan that covers those employees in their country whose employment is not subject to collective bargaining. Both plans provide monthly benefits determined by the employee's length of service. As permitted under applicable law, such plans are unfunded. Overall, the Company believes that its relations with its workforce are satisfactory.


     PATENTS AND TRADEMARKS
     As of December 31, 1997, the Company owned approximately 100 U.S. patents and approximately 140 non-U.S. patents, and had an additional 27 U.S. patent applications and 116 non-U.S. patent applications pending. During 1997, the Company completed an extensive engineering/marketing/sales analysis regarding these patent assets. This analysis defined a focussed technological and business strategy to streamline costs related to the overall patent portfolio by dropping, over the next three years, approximately 26 U.S. patents, 97 non-U.S. patents, 12 U.S. pending applications, and 95 non-U.S. pending applications, thereby resulting in significant patent-related legal/maintenance fee savings for the Company. The Company also relies on a combination of copyright, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in certain of its products. The Company intends to continue to seek patents on selected inventions used in its products and manufacturing processes. Although in the aggregate its patents are of considerable importance in the operation of its business, it is the opinion of the Company that no patent related to a particular product is of material importance when judged from the standpoint of its total business.
     The name "Union Switch & Signal" and the symbol represented by an intertwined US&S are registered trademarks in the United States and many other countries. The names "CSEE Transport" and "Ansaldo" are registered trademarks in France and Italy respectively and many other countries.
     The Company believes that due to a more rapid pace of technological change in the railroad and rail based mass transit signaling, control and automation industry, the technical expertise and experience of the Company's personnel, new product development, product performance and market recognition will be factors as important as legal protection of its proprietary information in determining the Company's competitive position. Without legal protection, however, competitors may copy information that the Company regards as proprietary to develop products competing with the Company's products. In addition, the laws of some countries do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.


     COMPETITION
     The railroad and rail based mass transit signaling, control and automation industry is highly competitive globally. Several companies compete with all portions of the Company's product line. Competitors include Harmon Industries, as well as divisions and subsidiaries of major international companies with substantial financial resources, whose primary activities are in other fields, including Siemens AG, Adtranz, Alcatel-SEL AG, GEC Alsthom SA/Sasib S.p.A., Rockwell, GE-Harris and Westinghouse Signals, a unit of BTR PLC. The Company also competes from time to time in some specific systems applications (particularly CTC systems) with specialized system integrators such as Digital Concepts and Syseca, a unit of the Thomson Group. With respect to sales of most instrumentation and other component products, competition is extremely fragmented and includes both full-line and specialty suppliers such as Pulse Electronics, a unit of Westinghouse Air Brake Company.
     The Company competes principally on the basis of quality and reliability, its experience and knowledge of its customers' requirements, applications expertise, technological innovation, ease of system configuration, product


                              ANSALDO SIGNAL N.V.

performance, engineering support, availability of after-sale service and customer training, as well as price. The industry has entered into a period of consolidation, strengthening the Company's traditional competitors, and non-traditional competitors, particularly those with software expertise, have entered the market for certain product lines. The Company believes that competition in the railroad and rail based mass transit signaling, control and automation market will intensify in the future.


     RISK FACTORS RELATING TO THE COMPANY AND CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
     This document contains "forward-looking" statements within the meaning of the federal securities laws of the United States. These forward-looking statements include, among others, statements concerning rationalizing the Company's subsidiaries' systems offering to reduce applications engineering costs, that future systems requirements will be met by utilizing the most compatible template architecture, that the One Company / One Country strategy will focus its customer contacts and marketing coverage, that the initiative to redesign operating processes at the subsidiary level will reduce rework and internal cycle times, that the Company expects to continue to invest in research and development with the assistance where available of government and customer funding, that it is undertaking research and development to improve connectivity among its platforms to modularize them for optimal use in disparate applications and to standardize software tools for developing those applications, that US&S PTY expects to obtain the certification process of International Standard ISO 9001 ("ISO 9001") as promulgated by the International Standards Organization ("ISO"), and statements concerning the Company's outlook for 1998 including its expectation to return to profitability in 1998, the Company's anticipations regarding capital expenditures for 1998, the Company's expectation that it will be in compliance with the financial covenants of its private placement notes by December 31, 1998, the new credit facilities that management expects to put in place in 1998, management's expectations that services, bonding and financial support currently provided by Finmeccanica and ATR will continue in 1998 and 1999, management's belief that there is only a remote and non-material risk that the Company will need to replace, at current market rates, foreign currency exchange contracts due to a default by a counterparty, the Company's expectation that short-term, floating interest rates will not vary materially from historical patterns in 1998, the Company's anticipated completion without incremental cost of a year 2000 data conversion and Euro conversion project by the middle of 1999, management's belief that the Company will not be exposed to material liability for Year 2000 claims of third parties, and management's belief that the results of adopting SFAS No. 130 will not be significant. Actual results and performance of the Company could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks.
     Among the important factors that could prevent the Company from achieving its goals--and cause actual results to differ materially from those expressed in the forward-looking statements--include, but are not limited to, the following risk factors: (i) reliance on sales to national railways, (ii) reliance on programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities,
(iii) potential downturns in general economic conditions, (iv) reliance on various financial and other support provided by Finmeccanica and its affiliates,
(v) ability to integrate effectively the Company's business operations and eliminate overlapping expenditures, (vi) potential loss of protected markets across Europe as a result of various European Union directives, (vii) the competitive nature of the industry, (viii) changes in laws and policies affecting trade and investments, (ix) the instability of foreign economies and governments, particularly in Asia, (x) the risk of foreign exchange rate fluctuations, (xi) timely completion within budget of long term contracts and contracts requiring software development, (xii) fluctuations in the number, size and timing of long-term contracts awarded during a particular period and (xiii) uncertainty of protection of proprietary information in certain countries.
     These and other risks and uncertainties affecting the Company are also discussed in other filings by the Company with the United States Securities and Exchange Commission.

     Reliance upon Public Funding. Virtually all of the revenues of each of the European subsidiaries of the Company and a substantial portion of the revenues of US&S and US&S PTY are derived from programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities. Such government funding can take the form of national public spending programs designed to enhance public transportation safety and efficiency through infrastructure improvements, which may be subject

                              ANSALDO SIGNAL N.V.

to the annual approval of government budget appropriations, or specific mass transit projects sponsored by public transit or similar authorities. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions (including achieving and sustaining European Monetary Union economic targets) beyond the Company's control, such projects may be delayed or canceled, which would result in a loss of revenue.

     Uncertainty of Ability to Refinance Payments on Debt. The Company is subject to the risks associated with debt refinancing, including the risk that its existing borrowings will not be able to be refinanced at maturity on terms as favorable as the terms of its existing indebtedness, or at all. There can be no assurance that the Company will be able to refinance its short term indebtedness at its maturity except with the support of Finmeccanica or ATR, or to otherwise obtain funds by selling assets or by raising equity. There is no assurance that ATR will continue to provide credit to the Company at current levels or that Finmeccanica or ATR will facilitate any refinancing of the Company's short term indebtedness after 1999. See Item 13.

     Adverse Economic Conditions. Downturns in general economic conditions or uncertainties regarding future economic prospects historically have adversely affected sales by companies in the railway signaling, automation and control sector, including the Company's subsidiaries. Therefore, such downturns or uncertainties in the future could have a material adverse effect on Ansaldo Signal's business, results of operations or financial condition. Because the Company's subsidiaries distribute their products in various regions, a significant decline in the general economy or in infrastructure investment in a particular region could also have a material adverse impact on Ansaldo Signal.

     Reliance upon Finmeccanica Resources. As part of the worldwide Finmeccanica group, the Company, and historically certain of its European subsidiaries and US&S, have benefited from various financial and other services provided by Finmeccanica and its affiliates, including ATR. Such services have most importantly included indemnification of issuers of performance bonds and letters of credit required under systems contracts. As of December 31, 1997, Finmeccanica and ATR provided support for outstanding bonds and letters of credit aggregating $286.3 million. Such services have also included direct borrowings from ATR and arrangement of short-term debt financing guaranteed or otherwise enhanced. Borrowings from ATR were $32.4 million as of December 31, 1997. Such arrangements have also enabled the Company to obtain the bonding and financing necessary for the conduct of its business at the lowest available cost. Finmeccanica and ATR have agreed to provide such credit enhancement and bonding support services through 1999 and to defer any repayment of the Company's indebtedness to them, upon the Company's request, through March 1999. After 1999, Finmeccanica and its affiliates will have no obligation to continue to provide financial or other assistance to the Company. No assurance can be given that Finmeccanica or its affiliates would be capable of providing any financial or bonding support in the future. Furthermore, no assurance can be given that the Company will be able to satisfy its financing and bonding requirements on terms substantially as favorable as those previously obtained by the Company with the assistance provided by Finmeccanica and its affiliates or at all. For a description of such transactions and the agreements and arrangements governing the services provided by Finmeccanica and its affiliates to the Company, see Item 13 and "Note 10 - Related Party Transactions in the Notes to Consolidated Financial Statements."

     Reliance on National Railways. A substantial amount of the Company's revenues is generated by sales to national railways, principally those of Italy and France (FS and SNCF, respectively). These two customers accounted for approximately 10.0% in 1996 and approximately 14.4% in 1997 of the total revenues of the Company (including all of CSEE). Accordingly, the Company's European subsidiaries are particularly susceptible to the financial position of FS and SNCF as well as to the economic and political factors in Italy and France affecting FS and SNCF, which rely entirely on state funding for their purchases of the Company's products and services. Any change in economic or political conditions or purchasing patterns that materially adversely affects purchases of the Company's products by such customers could have a material adverse effect on the results of the Company.

     Loss of Protected Markets. Within Europe, national markets for railway signaling and automation have traditionally been protected, with substantially all of a particular country's requirements being supplied by companies established in that country. Effective July 1, 1994, Directive 93/38/EEC of the EU required that tenders by national railroads be open, but such tenders could nonetheless specify traditional standards of the


                              ANSALDO SIGNAL N.V.

relevant country, thereby effectively limiting competition. Pursuant to EU Directive 96/48/EEC, it is anticipated that, beginning in 1999, bids for European high speed rail lines will need to be based on European standards established by the EU. Products certified as meeting these standards cannot be rejected by the bidding entity for their functional aspects (subject to interim compatibility requirements). It is also planned that common European standards eventually will apply to conventional rail lines as well. Accordingly, Ansaldo Signal expects increasing competition in its home EU markets, i.e., France, Italy and Sweden, which have traditionally accounted for a substantial part of its sales.

     Competition. The railroad and rail based mass transit signaling, control and automation industry is highly competitive globally, and the Company believes that competition will intensify in the future. Several companies compete with all portions of the Company's product line. Competitors include Harmon Industries, as well as divisions and subsidiaries of major international companies whose primary activities are in other fields, including Siemens AG, Adtranz, Alcatel-SEL AG, GEC Alsthom SA/Sasib S.p.A., Rockwell, GE-Harris and Westinghouse Signals, a unit of BTR PLC. The Company also competes from time to time in some specific systems applications (particularly CTC systems) with specialized system integrators such as Digital Concepts and Syseca, a unit of the Thomson Group.
     The principal factors affecting competition include product reliability, technological proficiency, ease of system configuration, applications expertise, engineering support and local presence, as well as price. Many of the competitors of the Company have substantially greater financial resources than the Company. In addition, as customers continue to move from conventional relay-based systems to more sophisticated microprocessor-based systems, future success in signaling will become more dependent upon the Company's ability to develop increasingly sophisticated software-driven, microprocessor-based technologies and product applications. In light of this trend, the Company's competitors can be expected to continue to improve the design and performance of their own products and to introduce new technologies. In addition to a trend toward consolidation which strengthens the Company's traditional competitors, new competitors, such as software companies and aerospace and defense companies searching for new business, have entered the market.

     Uncertainty of New Product Development. The Company's future business prospects are dependent on its ability to enhance its existing automation and control systems and products and develop and market new offerings that meet changing, increasingly sophisticated, customer needs and industry realignment, that anticipate and respond to technological changes in the automation and control market and that achieve market acceptance. The enhancement and development of these products and systems will be subject to all of the risks associated with new product development, including unanticipated delays, expenses, technical problems with software or hardware or other difficulties that could result in the abandonment or substantial change in the commercialization of these enhancements or new offerings. In particular, the failure of the Company to enhance its automation and control systems and products and to keep pace with developing computer hardware and software technology could cause customers to delay their purchase of the Company's systems and products, or decide not to purchase such systems and products.

     Uncertainty of Successful Integration and Restructuring Charges. The Company was formed at the end of 1996. While the Company is attempting to realize the potential synergies of its various subsidiaries, there can be no assurance as to the ultimate outcome of the Company's integration plans, as to the ultimate cost of such plans and the impact of such cost on the Company's earnings or as to the timing of any benefits to the Company of the implementation of such plans.

     Risk of Foreign Exchange Rate Fluctuations. The Company operates in many parts of the world and competes against companies in different currencies. As a result, its business can be affected by fluctuations in exchange rates. Although the Company engages in foreign exchange hedging activities generally designed to reduce or delay the effects of changes in exchange rates on contractual commitments, its business and financial results could be adversely affected by fluctuations in exchange rates, particularly if any such exchange rate movements persist. The financial statements of Ansaldo Signal are prepared in U.S. dollars, but a substantial portion of revenues and costs are denominated in currencies other than U.S. dollars. In particular, a substantial percentage of Ansaldo Signal's sales are denominated in Italian lire and French francs. Ansaldo Signal could, therefore, experience fluctuations of both revenues and expenses due to the translation of local currencies to U.S. dollars. Stage III of the European Economic and Monetary Union ("Stage III") is presently anticipated to commence on January 1, 1999 for those member states of the European Union that satisfy the convergence criteria set forth in the Treaty


                              ANSALDO SIGNAL N.V.

on European Union. Part of Stage III is the introduction of a single currency (the "Euro") which will be legal tender in such member states. It is anticipated that such member states will adopt legislation providing specific rules for the introduction of the Euro. The adoption of the Euro will affect the Company and will leave it exposed to fluctuations in exchange rates in a way similar to those currently experienced with fluctuations in exchange rates between U.S. Dollars, Italian lire, French francs, and other European currencies. See Item 9
- "Liquidity and Capital Resources."

     International Nature of Business. As the Company's subsidiaries distribute their products in many countries, their business is subject to various risks beyond their control, such as changes in laws and policies affecting trade and investment (including trademark protection) and the instability of foreign economies and governments. Ansaldo Signal has taken applicable laws and regulations into account in seeking to structure its business on a global basis, including efforts to achieve tax and operational efficiencies. Changes in such laws or regulations, could adversely affect the Company's operations and financial results.

     Potential Difficulties in Protecting Shareholder Rights and in Enforcing Civil Liabilities. Under Ansaldo Signal's Articles of Association, adoption of Ansaldo Signal's annual accounts by its shareholders discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the fiscal year concerned, unless an explicit reservation is made by such shareholders and subject to certain exceptions provided under Dutch law, including exceptions relating to the liability of members of management boards and supervisory boards upon bankruptcy of a company and general principles of reasonableness and fairness. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders. Certain of Ansaldo Signal's executive officers are located outside the United States. In addition, the principal shareholder and certain of the members of the Management and Supervisory Boards are residents of jurisdictions outside the United States. A majority of Ansaldo Signal's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Ansaldo Signal, certain of its executive officers or members of its Management or Supervisory Boards, or to enforce outside the United States judgements obtained against such persons in U.S. courts, or to enforce in U.S. courts judgements obtained against such persons in such courts or in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may not be possible for investors to enforce, in original actions brought in courts in jurisdictions located outside the U.S. rights predicated upon the U.S. securities laws.

     Fluctuations in Operating Results. Results of operations can be affected by the number, size and timing of long-term contracts awarded during a particular period. The Company's results of operations may be subject to fluctuation due to these and other factors within a fiscal year or over a more prolonged period. In addition, customer invoicing under long-term systems contracts generally is tied to specified contract milestones rather than contract activity. Accordingly, the amount of revenue and income recognized is not necessarily related to the amounts invoiced and collected under such contracts. As a result, the Company may be required to finance substantial portions of work on systems contracts out of working capital and credit lines.

     Uncertainty of Protection of Proprietary Information. The Company relies on a combination of trade secret and other intellectual property law, nondisclosure agreements and other protective measures, as well as on patents, to establish and protect its proprietary rights in certain of its products. Without legal protection, competitors may copy information which the Company regards as proprietary to develop competing products. The laws of some countries do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. There can be no assurance that the Company's efforts to implement protective measures and defend its proprietary rights will continue to be successful.

     Potential Conflicts of Interest. By virtue of their extensive financial and business relationships, conflicts of interest between Ansaldo Signal and Finmeccanica or its affiliates will arise in certain circumstances. In particular, such potential conflicts of interest are likely to occur in the negotiation of the terms of any subcontracts between ATR and ASF in connection with ATR's turnkey projects to provide mass transit systems where ASF is capable of supplying the signaling and automation components of the system being supplied by ATR. In addition, Ansaldo Signal and Finmeccanica or its affiliates (including ATR) have entered and may enter into certain other intercompany transactions and agreements in the future. See Item 13 and "Note 10 - Related Party Transactions in the Notes to Consolidated Financial Statements."


                              ANSALDO SIGNAL N.V.

     Software Product Errors or Defects. Products and systems which incorporate software as complex as those offered by the Company are subject to errors or defects, especially when first introduced or when enhanced versions containing more sophisticated levels of technology are introduced. Despite product testing, the Company's new systems may contain software errors and, as a result, the Company may experience delayed revenues and additional costs during the period required to correct any defects or errors. Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation or loss of or delay in market acceptance, or could require extensive product changes, any of which could have a material adverse effect upon the Company's business, operating results or financial condition.

     Year 2000. In 1997, the Company commenced, for all of its internal systems, a year 2000 data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. Although the Company expects to complete year 2000 data conversion on a timely basis, there can be no assurance that the Company will do so, or that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Although the Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims, it is possible that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and overall systems control applications. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.


                              ANSALDO SIGNAL N.V.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company's corporate administration office is located in Schiphol, The Netherlands. The Company operates through numerous facilities worldwide. The Company's principal manufacturing, administration, support, assembly and engineering facilities are located in the United States (Pittsburgh, Pennsylvania and Batesburg, South Carolina), France (Paris and Riom), Italy (Genoa, Naples, Tito and Torino) and Australia (Brisbane, Sidney and Perth). The Company's largest manufacturing and administrative facilities include:

     LOCATION                           PRINCIPAL USE                               APPROXIMATE SQUARE FOOTAGE
     Pittsburgh, Pennsylvania           Engineering, Administration                   174,000(1)
     Batesburg, South Carolina          Manufacturing                                 170,000(2)
     Paris, France                      Engineering, Administration                    90,000(1)
     Riom, France                       Manufacturing                                  50,000(1)
     Genoa                              Engineering, Administration                    80,000(1)
     Naples                             Engineering, Administration, Wiring            86,000(1)
     Tito                               Manufacturing                                  85,000(2)
     Torino                             Engineering, Manufacturing                    274,000(2)

     (1) Leased.
     (2) Owned.

     In the judgment of management, the facilities used by the Company are adequate and suitable for the purposes they serve and are anticipated to be so for the foreseeable future.
     As of December 31, 1997, the quality control systems of all of the Company's major subsidiaries (except US&S PTY in Australia) have been certified as compliant with the requirements of International Standard ISO 9001 ("ISO 9001"), as promulgated by the International Standards Organization ("ISO"). US&S PTY is currently engaged in the certification process and expects to be certified in the near future. The Company has undertaken appropriate programs at all its operating units so that ISO 9001 compliance and certification will be maintained.


ITEM 3.  LEGAL PROCEEDINGS

     The Company is party to a number of lawsuits, investigations, disputes and claims, including those relating to commercial transactions, government contracts, product liability, intellectual property and employment matters.

     ENVIRONMENTAL LAWS AND PROCEEDINGS
     The Company's operations are subject to environmental regulation by various regulatory authorities having jurisdiction over its operations.
     The Company will incur capital expenditures in connection with certain environmental matters and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments which cannot accurately be predicted at this time, the Company anticipates that these costs are likely to increase as environmental requirements become more stringent. There can be no assurance, however, that the environmental costs will not exceed the estimated expenditures.
     The Company is conducting environmental investigatory and remedial activities at its Batesburg, South Carolina facility, which is currently subject to an agreement with the South Carolina Department of Health and Environmental Control, under which the Company is obligated to perform groundwater monitoring to determine the level and the position of certain hazardous substances present at that site. Depending upon the results of the monitoring, remediation may be required of the Company. The Company cannot estimate what additional amounts, if any, it may be required to pay as a result of this investigation.
     Due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of laws and regulations which now and in the future may impose liability for previously lawful disposal and release activities, future remedial costs not now anticipated may arise in connection with the Company's currently or formerly owned or operated properties and remediation costs may exceed the estimated range.


                              ANSALDO SIGNAL N.V.

ITEM 4. CONTROL OF REGISTRANT

     The Company is controlled by Finmeccanica SpA ("Finmeccanica"), which owned, indirectly through its subsidiary, Ansaldo Trasporti SpA, 14,716,766 Common Shares, or 71.97% of the Company's issued and outstanding Common Shares at June 1, 1998. Finmeccanica is a corporation organized under the laws of Italy which has interests and operations principally in the following areas: aeronautics, space, helicopters, defense, transportation, energy, process automation, service automation and industrial automation. Finmeccanica's address is Piazza Monte Grappa 4, 00195 Rome, Italy.
     Finmeccanica, approximately 37.9% of the common shares of which are traded through the Telematic Market (Mercato Telematico) of the Italian Stock Exchange, is controlled by Istituto per la Ricostruzione Industriale-IRI SpA ("IRI"). IRI is wholly owned by the Ministry of the Treasury of the Republic of Italy. In June 1997, IRI was given the mandate to complete its privatization by selling or otherwise disposing of its holdings over the period through 2001. To the extent some of the assets currently owned by IRI have not been sold or otherwise transferred to third parties by the time IRI is liquidated, IRI has stated that it expects that such assets would be transferred to another entity wholly owned by the Italian Government.
     The following table sets forth the indicated information, as reflected in the Company's records at April 10, 1998 with respect to each person who owns 10% or more of any class of voting securities of the Company and the total amount of any class of voting securities of the Company owned by the directors and executive officers of the Company as a group:

     IDENTITY OF PERSON OR GROUP                            TITLE OF CLASS            AMOUNT OWNED      PERCENT OF CLASS
     Ansaldo Trasporti SpA                                  Common Shares               14,716,766              71.97
     Compagnie des Signaux SA                               Common Shares                2,000,000               9.8
     Directors & executive officers of Company              Common Shares                        0(1)            0.0

     (1) Excludes 17,600 Shares issuable pursuant to currently exercisable options granted under the Company's Stock Incentive Plan.


ITEM 5.  NATURE OF TRADING MARKET

     The Company's Common Shares have traded on the Nasdaq Stock Market Inc.'s National Market ("Nasdaq National Market") since December 11, 1996 under the symbol "ASIGF". The Company's Common Shares are not traded on any other securities exchange.
     The following are the high and low closing prices of the Company's Common Shares on the Nasdaq National Market, as reported in the Wall Street Journal.

                                                 HIGH               LOW
     1998             First Quarter            $5.500            $3.125

     1997             Fourth Quarter           $5.500            $3.125
                      Third Quarter            $5.500            $3.750
                      Second Quarter           $6.750            $4.375
                      First Quarter            $7.750            $6.250

     1996             Fourth Quarter           $7.625            $7.250

     As of June 1, 1998, there were 20,448,750 Common Shares outstanding. As of that date, there were approximately 3,737,500 Common Shares held of record by 43 shareholders. Except for the Common Shares held by ATR and Compagnie des Signaux S.A., the Company's Common Shares are believed to be mostly held by record holders in the United States.


                              ANSALDO SIGNAL N.V.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The Company does not believe that there are any restrictions imposed by Netherlands law on the export or import of capital or which affect the remittance of dividend or other payments to nonresident holders of Common Shares of the Company. There are no limitations imposed by Netherlands law or the Articles of Association of the Company on the rights of holders of Common Shares not resident in The Netherlands to hold or vote Common Shares of the Company.


ITEM 7.  TAXATION

     The following is a summary of certain tax consequences of the acquisition, ownership and disposition of the Common Shares based on tax laws of The Netherlands and the United States as in effect on the date of this Annual Report, and is subject to changes in Netherlands or U.S. law, including changes that could have a retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands and the United States, nor does it take into account the individual circumstances of an investor. This summary does not purport to be a complete technical analysis or an examination of all potential tax effects relevant to a decision to purchase the Common Shares and prospective investors in the Common Shares in all jurisdictions are advised to consult their own tax advisers as to Netherlands, U.S. or other tax consequences of the purchase, ownership and disposition of the Common Shares.

     NETHERLANDS TAXATION
     The following summary of Netherlands tax considerations is based on the tax laws of The Netherlands currently in force and in effect. Terms and expressions as used in this section have the meaning attributed to them under Netherlands tax law. The description is limited to the tax implications for an owner of Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder" or "Shareholder").

     DIVIDEND WITHHOLDING TAX
     General. Dividends distributed by the Company generally are subject to a withholding tax imposed by The Netherlands at a rate of twenty five per cent. The expression "dividends distributed by the Company" as used herein includes, but is not limited to:
     (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;
     (ii) liquidation proceeds, proceeds of redemption of Common Shares or, as a rule, consideration for the repurchase of Common Shares by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;
     (iii) the par value of shares issued to a Shareholder or an increase of the par value of Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and
     (iv) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the general meeting of shareholders of the Company has resolved in advance to make such repayment and provided that the par value of the Common Shares has been reduced by an equal amount by way of an amendment of the Articles of Association of the Company.

     No withholding tax applies on the sale or disposition of Common Shares to persons other than the Company and affiliates of the Company.
     If a Shareholder is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such country, such Shareholder may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. Under said conventions, The Netherlands dividend withholding tax is generally reduced to 15 percent.
     Under legislation which became effective on January 1, 1995, the Company will under certain circumstances be allowed to refrain from transferring to The Netherlands tax authorities a certain amount of the dividend withholding tax effectively withheld by the Company with respect to certain dividend distributions made by the


                              ANSALDO SIGNAL N.V.

Company on the Common Shares. Such amount is in principle 3 percent on the dividend distributions made by the Company.

     U.S. Shareholders. The Tax Convention of December 18, 1992 concluded between The Netherlands and the United States (the "Convention") entered into force on January 1,1994. Under the Convention, the dividend withholding tax rate on dividends paid by the Company to a shareholder being a resident of the United States (as defined in the Convention; hereinafter, a "U.S. Shareholder") who is entitled to the benefits of the Convention under its Article 26 will generally be reduced to 15 percent pursuant to Article 10 of the Convention. The reduced dividend withholding tax rate, if any, under the Convention may be applied upon payment by the Company of a dividend to a U.S. Shareholder provided that the U.S. Shareholder has previously filed the appropriate Netherlands tax forms with the Company in accordance with Netherlands regulations under the Convention. Absent the filing of such forms, the Company generally would be required to withhold dividend withholding tax at The Netherlands statutory rate of 25 percent.
     Consequently, U.S. Shareholders should consult their tax advisers with respect to procedures for claiming a reduced withholding rate or for obtaining a refund of excess withholding.
     Under the Convention, dividends paid by the Company to U.S. pension funds and U.S. exempt organizations may be eligible for an exemption from or refund of dividend withholding tax under Article 35 or Article 36 of the Convention.

     TAXES ON INCOME AND CAPITAL GAINS
     General. A Shareholder will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of any gain realized on the disposal of Common Shares (other than the withholding tax described under the caption Withholding Tax above), provided that:
     (i) such Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are attributable; and
     (ii) such holder does not have a substantial interest or a deemed substantial interest in the Company or, if such holder does have such an interest, it forms part of the assets of an enterprise.

     Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

     U.S. Shareholders. Pursuant to the Convention, the gain derived by a U.S. Shareholder who is an individual from an alienation of the Common Shares constituting a substantial interest of the U.S. Shareholder in the Company, not effectively connected with a permanent establishment or fixed base of the U.S. Shareholder in The Netherlands, is not subject to Netherlands individual income tax, provided that the gain from the alienation of the Common Shares is not derived by an individual U.S. Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands and who at the time of the alienation owns, either alone or together with close relatives, at least 25 percent of any class of shares of the Company.
     The gain derived by a U.S. Shareholder that is not an alienation of the Common Shares constituting a substantial interest of the U.S. Shareholder in the Company not effectively connected with a permanent establishment or fixed base of the Shareholder in The Netherlands is not subject to Netherlands corporate income tax.

     NET WEALTH TAX
     An individual Shareholder will not be subject to Netherlands net wealth tax in respect of the Common Shares, provided that such holder is not an individual or, if he is an individual, provided that the conditions mentioned


                              ANSALDO SIGNAL N.V.

under the caption Taxes on Income and Capital Gains (i) and (ii) above are met. Corporations are not subject to Netherlands net wealth tax.

     GIFT AND INHERITANCE TAX
     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of Common Shares by way of a gift by, or on the death of, a Shareholder, unless:

     (i) such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Common Shares are or were attributable; or
     (ii) in the case of a gift of Common Shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death.
     For purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

     UNITED STATES OF AMERICA
     The following is a summary of certain United States federal income tax considerations arising from the acquisition, ownership and disposition of Common Shares to a person that is a United States holder. For purposes of this summary, the term "United States holder" means a beneficial owner of Common Shares that
(i) is an individual citizen or resident of the United States or a United States corporation and (ii) holds the Common Shares as a capital asset, within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is not a complete description of all potential tax consequences to United States holders; in particular, this summary does not address the United States federal income tax treatment of United States holders that may be subject to special tax rules, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt organizations, persons that hold Common Shares as part of a straddle or conversion transaction, persons that have a tax home outside the United States or persons that have a functional currency other than the United States dollar. In addition, this summary does not address the application of other United States taxes, such as the federal estate tax, or state or local tax laws.
     This summary is based upon the current provisions of the Code, and upon regulations, rulings and judicial decisions currently in effect, all of which are subject to change; any such change could apply on a retroactive basis and could affect the tax consequences described herein.
     Each holder is advised to consult its own tax advisor in determining the specific tax consequences to such holder of the acquisition, ownership and disposition of Common Shares, including the application to its particular situation of the tax considerations discussed below, as well as the application of state, local or other tax laws.

     Tax on Dividends. A United States holder receiving a distribution with respect to any Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the Company's current or accumulated earnings and profits (as determined under United States federal income tax law). Taxable dividends will be includible as of the dividend payment date. Distributions in excess of such earnings and profits of the Company will first be treated as a nontaxable return of capital to the extent of the United States holder's adjusted tax basis in the Common Shares and then as gain from the sale or exchange of a capital asset. Dividends received on the Common Shares will not be eligible for the dividends received deduction (allowed to U.S. corporations in respect of dividends received from U.S. corporations). Netherlands withholding tax imposed on dividends paid to a United States holder by the Company generally will be treated as a foreign income tax eligible, subject to certain limitations, for credit against such United States holder's U.S. federal income tax. The amount of such Netherlands withholding tax on dividends which a United States holder may be entitled to claim as a credit against such United States holder`s U.S. federal income tax generally will not exceed the reduced rate, if any, which may be applicable to such United States holder under the Convention, even if the Company would be required to withhold such Netherlands withholding tax on dividends at a higher rate under


                              ANSALDO SIGNAL N.V.

applicable Netherlands law and regulations. Consequently, United States holders should consult their tax advisers with respect to procedures for claiming a reduced withholding rate or for obtaining a refund of excess withholding, because any amounts withheld in excess of such reduced withholding rate may not be available as foreign tax credits for U.S. federal income tax purposes. See 'Netherlands Taxation--Dividend Withholding Tax--U.S. Shareholders' for further discussion of these issues. Additionally, as a result of certain Netherlands legislation which became effective on January 1, 1995, it appears that certain amounts withheld by the Company in respect of payments of certain dividends (generally not exceeding 3% of the gross amount of the dividend distributed by the Company) may not be available as foreign tax credits for U.S. federal income tax purposes.

     Capital Gains Tax. With certain exceptions, gain or loss on the sale or exchange of the Common Shares will be treated as capital gain or loss. Under certain circumstances, capital gains derived by individuals are taxed at preferential rates. Generally, under recently enacted legislation, individuals will be taxed on (i) net capital gains on assets held for more than one year, but not more than 18 months, at a maximum rate of 28 percent and (ii) net capital gains on assets held for more than 18 months at a maximum rate of 20 percent. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

     Non-U.S. Investors. For purposes of this discussion, a Non-U.S. Investor is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.
     An investment in the Common Shares by entities or individuals which are Non-U.S. Investors will not give rise to any U.S. federal income tax consequences, unless the dividends received or any gain recognized on the sale or disposition of the Common Shares by such investors are treated as effectively connected with the conduct of a trade or business in the United States, or, in the case of gains derived by an individual, such individual is present in the United States for 183 days or more during the taxable year of the disposition of the Common Shares and certain other requirements are met.


                              ANSALDO SIGNAL N.V.

ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA

     The following data has been derived from the audited consolidated financial statements of the Company, including those consolidated financial statements of the Company for the years ended December 31, 1997, 1996, 1995 and 1994, which are included elsewhere herein. The audited Consolidated Financial Statements of the Company have been prepared in accordance with USGAAP.

                                                                                  YEAR ENDED DECEMBER 31
                                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
INCOME STATEMENT DATA                                                   1997            1996           1995         1994
Revenues                                                            $318,225        $353,500       $299,347     $339,193
Cost of sales                                                        263,274         296,620        236,858      265,044
                                                                    --------        --------       --------     --------
Gross profit                                                          54,951          56,880         62,489       74,149
Selling, general and administrative expenses                          50,107          47,971         38,829       43,954
Research & development expenses                                        9,953          11,804         11,759        8,453
Acquired in process research & development (Note 1)                       --          15,144             --           --
Reorganization (Note 2)                                               (1,584)         17,288             --           --
                                                                    --------        --------       --------     --------
Operating expenses                                                    58,476          92,207         50,588       52,407
                                                                    --------        --------       --------     --------
Operating income (loss)                                              $(3,525)       $(35,327)       $11,901      $21,742
                                                                     =======        ========        =======      =======
Net income (loss)                                                   $(12,678)       $(38,895)        $6,408      $15,534
                                                                    ========        ========         ======      =======

Basic and dilutive net income (loss) per common share                 $(0.62)         $(1.90)         $0.36        $0.86
                                                                      ======          ======          =====        =====
Cash dividends per share declared                                      $0.00           $0.00          $0.00        $0.00
                                                                       =====           =====          =====        =====
Weighted average number of common shares outstanding              20,488,750      20,488,750     17,990,750   17,990,750
                                                                  ==========      ==========     ==========   ==========

                                                                                       DECEMBER 31,
BALANCE SHEET DATA                                                      1997            1996           1995         1994
Working capital                                                      $89,804        $105,751        $98,801     $107,104
Total assets                                                        $457,166        $487,507       $378,062     $330,707
Borrowings-financial institutions
         (including current maturities)                              $94,132         $71,781        $61,344      $30,598
Borrowings-related parties                                           $32,379         $30,202         $3,853       $3,425
Shareholders' equity                                                $102,552        $125,670       $151,505     $141,213

1. See Note 1 of Notes to Consolidated Financial Statements.
2. See Note 17 of Notes to Consolidated Financial Statements.

                                                                 PER U.S. DOLLAR
                                         FRENCH FRANC                                        ITALIAN LIRA
     YEAR              YEAR END        AVG.        HIGH         LOW          YEAR END        AVG.        HIGH         LOW
     1998*........          n/a         n/a       6.194       5.954               n/a         n/a    1822.000    1753.000
     1997.........        5.987       5.832       6.351       4.557          1758.000    1702.725    1840.000    1517.000
     1996.........        5.191       5.139       5.830       4.996          1518.000    1542.100    1600.000    1494.000
     1995 ........        4.900       4.960       5.390       4.790          1584.000    1629.000    1736.000    1569.000
     1994.........        5.340       5.510       5.970       5.110          1622.000    1605.000    1707.000    1511.000

     * through March 31, 1998.


                              ANSALDO SIGNAL N.V.

     ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes thereto appearing elsewhere in this 1997 Annual Report. The financial statements have been prepared in accordance with U.S. GAAP.
     Unless otherwise indicated, all figures for the Company set forth in this management's discussion and analysis are stated in thousands of US dollars, except per share amounts. All references to years 1997, 1996 and 1995 mean the calendar years ended December 31, 1997, December 31, 1996 and December 31, 1995, respectively.

     OVERVIEW
     Ansaldo Signal N.V. ("the Company," "ASNV," or "Ansaldo Signal") was incorporated on November 13, 1996 in Amsterdam, The Netherlands. Its corporate headquarters are in Schiphol, The Netherlands. It is majority-owned by Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.
     ASNV was formed upon the merger of Union Switch & Signal Inc. ("US&S") (a majority-owned subsidiary of ATR) with a direct wholly-owned subsidiary of ASNV. As a result of the merger, US&S ceased to exist as a separate legal entity and each outstanding share of US&S common stock (9,737,500) was converted into one ASNV common share. Immediately after such merger, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to ASNV in exchange for 10,711,250 ASNV common shares.
     The foregoing transactions have been treated as a reorganization of companies under common control and, accordingly, have been reflected in the consolidated financial statements in a manner similar to a pooling of interests. ASNV's historical results therefore include (i) the combined operating results of US&S (100%), Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") (100%), CS Transport S.A. ("CSEE") (49%), AT Signal Systems AB ("ATSS") (75%) and Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") (100%) for the year 1995 and the first six months of 1996, and (ii) the combined operating results of US&S (100%), ASF (100%), CSEE (100%), ATSS (75%) and ATI (100%) for the second half of 1996 and the year 1997.
     The Company markets its products and services to customers in the international rail and mass transit transportation industry. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's principal systems products are automatic train protection ("ATP") systems that communicate speed limits, routes, and other safety information to trains; automatic train control ("ATC") systems that manage speed limits, distance between trains, and other conditions of a vital nature; automatic train operation ("ATO") systems that offer customers the capability of fully automatic train control and driverless operation, including speed regulation and station stopping; automatic train supervision ("ATS") systems that allow centralized dispatch, monitoring and management of operator fleets; small- and large-scale interlockings that control traffic over simple and complex track configurations; marshalling/classification yard control systems that allow efficient processing and organization of rail based operators' rolling stock in yards where trains are configured; centralized traffic control ("CTC") systems that can integrate varying degrees of capability, according to the needs of the customer; wayside and onboard instrumentation, end-of-train and other component products; and related services (such as maintenance and training). The Company markets its products worldwide primarily through wholly owned operating subsidiaries. It has component product manufacturing facilities in the United States, France, and Italy and engineering production facilities in various countries. Management estimates the portion of the transportation market in which it presently participates is approximately a $3.6 billion industry. There are normally 10 to 12 suppliers who compete for their share of this market. The industry has entered into a period of consolidation and non-traditional competitors have also entered the market for certain product lines. As a result, management expects that competition for certain of its products will increase and contract and product margins may be affected.


                              ANSALDO SIGNAL N.V.

     ORDERS
     The Company's orders have increased $282,923 (98.1%) to $571,364 for 1997 from $288,441 for 1996. This increase is primarily due to two large orders totaling $244,000 in the fourth quarter of 1997. One was in the United States from the New York City Transit Authority and the second was from the Italian State Railroad (FS) for the Grande Rete (the "large network" connecting the major cities in Italy). 59.6% of all of the orders received in 1997 were received in the fourth quarter. Management believes that even taking into account these two large orders, its overall improvement in orders reflects an increase in bid opportunities, particularly in the United States and Europe, resulting from an increase in infrastructure spending and a release of previously delayed projects.

     BACKLOG
     The Company's backlog has increased $240,102 (45.0%) to $773,062 for 1997 from $532,960 for 1996. Included in the backlog are the two major orders discussed above for $244,000 which are expected to be completed over 4 to 5 years, and one order in Korea for $57,000 which has been delayed for at least one year.


     RESULTS OF OPERATIONS

     The historical information shown below reflects CSEE's revenues, gross profit and operating expenses from June 28, 1996, the date on which CSEE was deemed to be acquired on a 100% basis. Prior to that date, CSEE results were included in equity income. The pro forma information includes CSEE on a 100% basis for each period shown. The changes in amounts between 1997, 1996 and 1995 for the information presented primarily reflect the impact of the acquisition of the remaining interest in CSEE. Consequently, the discussion below is focused on changes in the pro forma information for the periods presented.


     1997 VERSUS 1996

     REVENUE
     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of its own country boundaries.

                                                                                REVENUES
                                                                HISTORICAL                         PRO FORMA
                                                          1997              1996             1997              1996
US&S                                                  $132,371          $159,620         $132,371          $159,620
ASF                                                    108,480           128,037          108,480           128,037
CSEE                                                    75,681            55,215           75,681            89,749
OTHER                                                    8,027            16,273            8,027            16,273
ELIMINATIONS                                            (6,334)           (5,645)          (6,334)           (5,645)
                                                      --------          --------         --------          --------
TOTAL                                                 $318,225          $353,500         $318,225          $388,034
                                                      ========          ========         ========          ========

     Historical Company revenue for 1997 was $318,225 compared to $353,500 for 1996.
     Pro forma Company revenues decreased by $69,809 (18.0%) to $318,225 for 1997 from $388,034 for 1996. This net decrease in revenue was due to decreased volumes for all locations. In part this was due to the fact that the award of contracts tended to happen in the later part of 1997 and could not be converted into significant revenues for the year. This decrease includes a $24,127 decrease due to the effect of a stronger dollar that reduces revenue denominated in other currencies when translated into US dollars. The decrease in US&S and ASF revenue was primarily due to delay by customers in putting new work out to bid and a further delay in the release of high speed work in Italy. The decrease in revenue in CSEE was due to a less favorable French market and to delay in an Asian project.


                              ANSALDO SIGNAL N.V.

     GROSS PROFIT
     The Company's gross profit is set forth below:

                                                                        GROSS PROFIT
                                              HISTORICAL                                              PRO FORMA
                                           1997           1996                                   1997            1996
     US&S                               $13,794        $19,301                                $13,794         $19,301
     ASF                                 19,563         20,839                                 19,563          20,839
     CSEE                                19,821         13,451                                 19,821          23,823
     OTHER                                1,773          3,289                                  1,773           3,289
                                        -------        -------                                -------         -------
     TOTAL                              $54,951        $56,880                                $54,951         $67,252
                                        =======        =======                                =======         =======

     Historical Company gross profit for 1997 was $54,951 compared to $56,880 for 1996.
     Pro forma gross profit decreased by $12,301 (18.3%) to $54,951 (17.3% of revenues) in 1997 from $67,252 (17.3% of revenues) in 1996. This decrease includes a $5,209 decrease due to the effect of a stronger dollar that reduces gross profit denominated in other currencies when translated into US dollars. US&S completed a major software contract in 1997 that reduced gross profit in 1997 and 1996 by $11.0 million and $7.1 million, respectively. Decreased revenue and the reactions to the currency devaluation in Asia, which impacted several of the operations, accounted for the balance of the decrease in gross profit.

     SELLING, GENERAL, AND ADMINISTRATIVE
     Historical selling, general, and administrative expenditures increased by $2,136 (4.4%) to $50,107 in 1997 from $47,971 in 1996.
     Pro forma selling, general, and administrative expenditures decreased by $6,324 (11.2%) to $50,107 (15.8% of revenue) in 1997 from $56,431 (14.5% of revenue) in 1996. This pro forma decrease is primarily due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($4,016) and to the lower spending levels ($2,309). The increase as a percentage of revenue reflects the sharp decline in 1997 revenue and the continuation of certain marketing and other costs.

     RESEARCH AND DEVELOPMENT EXPENDITURE
     Historical research and development expenditure decreased by $1,851 (15.7%) to $9,953 in 1997 from $11,804 in 1996.
     Pro forma research and development expenditure decreased by $4,429 (30.8%) to $9,953 (3.1% of revenue) in 1997 from $14,382 (3.7% of revenue) in 1996, due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($811) and to the lower spending levels ($3,618) due to planned cost reductions and completion of existing projects. In 1997 the Company incurred an additional $7,200 of research and development expenditures not shown on the income statement which were funded by Government grants. Total internal and external supported research and development expenditure for 1997 was $17,153 (5.4% of revenue). In addition, the research and development that is performed in accordance with contract requirements is considered in cost of revenue.

     NON-RECURRING CHARGES
     In 1996 non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. In 1997, $1,584 of the accrued reorganization was reversed. See notes 1 and 17 of the financial statements included herein.


                              ANSALDO SIGNAL N.V.

     INTEREST EXPENSE
     Historical interest expense increased by $2,733 (44.8%) to $8,834 in 1997 from $6,101 in 1996. Pro forma interest expense increased by $2,557 (40.7%) to $8,834 in 1997 from $6,277 in 1996. The increase is due to higher debt levels in 1997 than 1996 ($3,067) offset in part by the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($510).

     EQUITY IN AFFILIATE EARNINGS (LOSS)
     Historical equity in net (losses) of affiliates decreased by $283 to ($325) in 1997 from ($608) in 1996. The 1996 amount includes the net loss of CSEE for the last six months of 1996.
     Pro forma equity in net (losses) of affiliates decreased by $282 to ($325) in 1997 from ($607) in 1996.

     TAXES
     The Company recorded a $77 tax provision in 1997 compared to a ($2,714) tax benefit for 1996. The effective rate was less than 1% in 1997 compared to (6.6%) in 1996. The 1997 provision includes a charge of $3,738 to reflect changes in the tax laws in Italy and a $2,902 charge for the change in the valuation allowance relating to realization of deferred tax assets. The 1996 provision was impacted by nondeductible non-recurring items for in process research and development and reorganization costs and for loss carryovers with no tax benefit. See note 9 to the consolidated financial statements for discussion of the matters.

     NET INCOME
     As a result of the above, historical net (loss) decreased by $26,217 to ($12,678) in 1997 from ($38,895) in 1996, and pro forma net (loss) decreased by $27,884 to ($12,678) in 1997 from ($40,562) in 1996.


     1996 VERSUS 1995

     REVENUES
     The Company's revenues are presented below by major operating unit.

                                                                                REVENUES
                                                                HISTORICAL                         PRO FORMA
                                                          1996              1995             1996              1995
US&S                                                  $159,620          $172,467         $159,620          $172,467
ASF                                                    128,037           113,499          128,037           113,499
CSEE                                                    55,215                --           89,749            94,109
OTHER                                                   16,273            13,381           16,273            13,381
ELIMINATIONS                                            (5,645)               --           (5,645)               --
                                                      --------          --------         --------          --------
TOTAL                                                 $353,500          $299,347         $388,034          $393,456
                                                      ========          ========         ========          ========

     Historical Company revenue for 1996 was $353,500 compared to $299,347 for 1995.
     Pro forma Company revenues decreased by $5,422 (1.4%) to $388,034 for 1996 from $393,456 for 1995. This net decrease was due to decreased revenues for US&S and CSEE, which were offset in part by the increased revenues for ASF. The decrease in US&S revenue was due to lower revenues in both systems and components equipment resulting from lower orders and resultant lower shippable backlog. The decrease in revenue in CSEE is due to the more restricted financial capacity of the government and the French national railroad to finance additional orders due to the losses by the railroad and to the deferral of investment in anticipation of the adoption of European standards for high speed trains. The increase in revenue for ASF is due to the higher production levels in 1996.


                              ANSALDO SIGNAL N.V.

     GROSS PROFIT
     The Company's gross profit is set forth below:

                                                                        GROSS PROFIT
                                              HISTORICAL                                              PRO FORMA
                                           1996           1995                                   1996            1995
     US&S                               $19,301        $38,273                                $19,301         $38,273
     ASF                                 20,839         20,742                                 20,839          20,742
     CSEE                                13,451             --                                 23,823          26,317
     OTHER                                3,289          3,474                                  3,289           3,474
                                        -------        -------                                -------         -------
     TOTAL                              $56,880        $62,489                                $67,252         $88,806
                                        =======        =======                                =======         =======

     Historical Company gross profit for 1996 was $56,880 compared to $62,489 for 1995.
     Pro forma gross profit decreased by $21,554 (24.3%) to $67,252 (17.3% of revenues) in 1996 from $88,806 (22.5% of revenues) in 1995. US&S was responsible for $18,972 of the decrease as a result of certain systems contracts that involved a major level of software development not originally contemplated and due to an unfavorable product mix. CSEE was responsible for $2,494 of decrease primarily as a result of a decrease in revenues.

     SELLING, GENERAL, AND ADMINISTRATIVE
     Historical selling, general, and administrative expenditures increased by $9,142 (23.5%) to $47,971 in 1996 from $38,829 in 1995.
     Pro forma selling, general, and administrative expenditures decreased by $228 (0.4%) to $56,431 (14.5% of revenue) in 1996 from $56,659 (14.4% of revenue) in 1995.

     RESEARCH AND DEVELOPMENT EXPENDITURE
     Historical research and development expenditure increased by $45 (0.4%) to $11,804 in 1996 from $11,759 in 1995.
     Pro forma research and development expenditure decreased by $2,342 (14.0%) to $14,382 (3.7% of revenue) in 1996 from $16,724 (4.3% of revenue) in 1995, due to planned cost reductions and completion of existing projects.

     NON-RECURRING CHARGES
     Non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. See notes 1 and 17 of the financial statements included herein.

     INTEREST EXPENSE
     Historical interest expense increased by $1,539 (33.7%) to $6,101 in 1996 from $4,562 in 1995.
     Pro forma interest expense increased by $1,453 (30.1%) to $6,277 in 1996 from $4,824 in 1995. The increase is due to higher debt levels in 1996 than 1995.

     EQUITY IN AFFILIATE EARNINGS (LOSS)
     Historical equity in net earnings (losses) of affiliates decreased by $3,525 to ($608) in 1996 from $2,917 in 1995.
     Pro forma equity in net earnings (losses) of affiliates decreased by $183 to ($607) in 1996 from ($424) in 1995, primarily as a result of the elimination of equity accounting for CSEE.

     TAXES
     The Company experienced an actual (benefit from) taxes rate of 6.6% in 1996 compared to a provision for taxes rate of 50.1% in 1995. The change in tax rate is due primarily to the following nondeductible items


                              ANSALDO SIGNAL N.V.

in 1996: in process research and development, loss carryovers with no tax benefit and nondeductible reorganization costs.

     NET INCOME
     As a result of the above, historical net income (loss) decreased by $45,303 to ($38,895) in 1996 from $6,408 in 1995, and pro-forma net income (loss) decreased by $45,771 to ($40,562) in 1996 from $5,209 in 1995.


     LIQUIDITY AND CAPITAL RESOURCES

     OPERATING CASH FLOW
     The Company's operating activities used cash of $26,845 in 1997 compared to $20,801 used in 1996. Cash was used to support increases in receivables of $12,949, net increases in contract-related accounts totaling $21,144, decreases in accrued reorganization payable of $12,440 (due to incurring the accrued reorganization cost) and a net loss of $12,678. Major sources of operating cash flow included an increase in accounts payable of $15,245 as well as non-cash items of provisions for depreciation of $8,446 and amortization of $3,080. The increase in receivables of $12,949 is due to higher invoicing in December and an increase in amounts due from ATR. The increases in contract-related accounts totaling $21,144 is due primarily to higher contract work in progress and lower advance payments.
     The Company's operating activities used cash of $20,801 in 1996 compared to $1,075 used in 1995. Cash was used to support decreases in accounts payable of $8,336, net increases in contract-related accounts totaling $13,537, and net loss of $38,895. Major sources of operating cash flow included non-cash items including provisions for depreciation and amortization of $11,370, reorganization charges of $16,600, and the write-off of $15,144 for acquired in process research and development.

     CAPITAL EXPENDITURES
     The Company's capital expenditures were $7,138 in 1997, compared to $5,218 in 1996 and $20,285 in 1995. The decrease from 1995 levels was the result of one time expenditures incurred in 1995 related to purchases of furniture and equipment and the partial prepayment of construction loans for the new Pittsburgh Systems and Research Center in Pittsburgh, PA (USA). The Company anticipates capital expenditures will be approximately $11,000 for 1998, and that they will be financed from operating income and from borrowings.

     BORROWINGS
     At December 31, 1997, the Company had total borrowings of $32,379 from related parties and $94,132 from financial institutions. Short-term borrowings consisted primarily of drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion ($4,286) of the long-term borrowings. Long-term borrowings included $25,714 in the form of Senior Notes issued in 1994 under a private placement for US&S and $8,289 in capital lease obligations.

     CREDIT FACILITIES
     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at an 8 percent fixed rate. The private placement notes have a ten-year term with principal repayments beginning in 1998. US&S is in default on one of the financial covenants included in the related note agreement. A waiver of default has been obtained as of December 31, 1997 for the period through September 30, 1998. The Company expects to be in compliance with the covenants by December 31, 1998, the next determination date for such default.
     The Company had uncommitted lines of credit available at December 31, 1997 of $101.8 million with various banks. The unused portion of the lines of credit available at December 31, 1997, totaled $35.6 million after a deduction of $11,232 for commercial and stand-by letters of credit issued under one of the lines.


                              ANSALDO SIGNAL N.V.

     ATR/Finmeccanica continues to provide and/or guarantee various borrowings. At December 31, 1997 total borrowings from ATR were $32,379.
     ATR/Finmeccanica has agreed to continue to provide sufficient guarantees and/or financing support for the operations of Ansaldo Signal N. V. and its subsidiaries until March 1999. The repayment of any present or future indebtedness to ATR/Finmeccanica can be deferred if requested by the Company. Management would request deferral of payment if such payment would result in the Company violating any of its current debt covenants.
     Because of the planned growth of the business and the delay in collection of some Asian contracts, the Company expects to need to increase its financing facilities, including committed facilities. Management expects to be able to put new facilities in place in 1998, and as a result reduce its dependence on borrowings from ATR/Finmeccanica. Management believes that these new facilities, together with those already in place, will be adequate to meet its anticipated requirements in 1998. The Company has no current plans to pay any future dividends.

     BONDING ARRANGEMENTS
     The Company is required, in the normal course of its business, to provide bid, performance and advance payment bonding on certain contracts. US&S maintains a $100,000 surety bonding facility ($29,300 outstanding at December 31, 1997), in addition to a $300,000 surety-bonding facility ($119,411 outstanding at December 31, 1997) provided by Finmeccanica. US&S also has a $1,707 letter of credit outstanding at December 31, 1997 that is supported by ATR. ATR/Finmeccanica is also providing bid, advance payment, performance and retention bonding of $165,177 for the European subsidiaries. Management expects ATR/Finmeccanica to continue to provide these services through 1999.

     FOREIGN EXCHANGE RISK MANAGEMENT
     Foreign exchange rates related to significant Company operations were as follows:

                                                                PER U.S. DOLLAR
                                         FRENCH FRANC                                       ITALIAN LIRA
     YEAR                      AVG.           HIGH            LOW                 AVG.           HIGH             LOW
     1997................     5.832          6.351          4.557             1702.725       1840.000        1517.000
     1996................     5.139          5.830          4.996             1542.100       1600.000        1494.000
     1995 ...............     4.960          5.390          4.790             1629.000       1736.000        1569.000

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. There were no deferred gains or losses related to foreign currency exchange contracts at December 31, 1997. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote, and that such losses would not be material.

     INTEREST RATE RISK MANAGEMENT
     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1997, approximately $30,000 of the Company's borrowings was at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results, though no such instruments were outstanding as of December 31, 1997. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1998.


                              ANSALDO SIGNAL N.V.

     INFLATION
     Although inflation over the last three years has been at reduced levels compared to prior years, it has nevertheless caused an increase in the Company's costs. These increased costs are not usually recoverable on the Company's fixed price, multiyear contracts. Because it is very difficult to predict the rate of inflation in the future, management is unable to predict the effect of inflation upon the Company's future business. Higher rates of inflation increase the potential for adverse consequences to the business due to increased costs and lower infrastructure spending

     YEAR 2000
     In 1997, the Company commenced, for all of its internal systems, a year 2000 data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. These costs will not be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources. The Company expects its year 2000 data conversion to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.
     The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and overall systems control applications. The Company is aware of the potential for such claims against it and other companies for damages from products and services that were not Year 2000 ready. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Management believes, however, that the Company will not be exposed to material liability for Year 2000 claims of third parties.

     EURO CONVERSION
     In 1997, the Company began to review its internal reporting systems regarding Euro conversion requirements to address all necessary changes, testing, and implementation. The Company expects its Euro conversion to be completed on a timely basis. The costs are associated with the Company's European subsidiaries and are not expected to be material. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

     NEW ACCOUNTING STANDARDS
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 established standards for reporting and display of comprehensive income and its components. The Company is required to adopt the provisions of SFAS No. 130 beginning with its consolidated financial statements for the three months ending March 31, 1998. SFAS No. 131 requires certain disclosures about segment information in interim and annual financial statements and related information about products and services, geographic areas and major customers. The Company must adopt the provisions of SFAS No. 131 for its consolidated financial statements for the year ending December 31, 1998.
     The Company is currently studying the impact of applying the provisions of SFAS No. 131. While SFAS No. 131 will not have any effect on financial position, results of operations or cash flows, it may, depending on a number of factors, require disclosure of certain segment information in notes to the consolidated financial statements. The Company does not expect results of adopting SFAS No. 130 to be significant.


                              ANSALDO SIGNAL N.V.

     OUTLOOK
     The Company's backlog provides a solid base of business over the next several years, not only in the number of contracts but also in improved margin in backlog. The Company expects to go forward into 1998 with continued strong orders based upon the number of contracts to be bid in North America and an increase in the high-speed train work in Europe. Operating results are not expected to be impacted in 1998 by software contracts, unlike 1997 when the company completed a software contract which had experienced major cost overruns. However, the Asian markets outside of China may defer infrastructure spending, awaiting a settling of the economic uncertainties. In addition the Company's industry has been experiencing consolidation and thus increased competition, particularly from new firms entering into the software sector of the business. Overall, the Company expects to return to profitability in 1998.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not applicable.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The members of the Supervisory Board of the Company are as follows:

     Alberto Rosania, Chairman, is currently First Vice President, Strategic Finance, of Finmeccanica and was previously First Vice President, Corporate Development of Finmeccanica since February 1995. From July 1989 to February 1995, he was First Vice President, Planning and Control of Finmeccanica. He has been a director of the Company since November 13, 1996.

     Eugenio Angeli has been a director of Ansaldo Trasporti Spa since 1995. He has also been Chairman of Gruppo Italiano Trazione since 1995. From 1992 to 1995 he served as General Manager of Ansaldo. He has been a director of the Company since November 13, 1996.

     Giuseppe Bono has been Senior Vice President of Finmeccanica since 1993. From 1987 to 1991, he was Managing Director of Aviofer S.p.A. From 1991 to 1993, he was General Manager of EFIM. He has been a director of the Company since December 11, 1996.

     Luciano Cravarolo has been President of Ansaldo Trasporti since February 1998. From March 1995 to February 1998, he served as Vice President and Managing Director of ATR. From January 1991 to February 1995, he was General Manager of Ansaldo responsible for industrial planning. He has been a director of the Company since December 11, 1996.

     Rodolfo De Domenicis has been Vice President of Ansaldo Trasporti S.p.A. since May 1998. From January to May 1998, he was Managing Director and Chief Executive Officer of ATR. Since 1983, he has served as Professor of "Quantitative Methods for Company Organization and Management" on the Business Studies Faculty of the University of Pisa. Over recent years, he has acted as strategy consultant for various hi-tech companies world-wide. He was elected a director at the Company's last annual meeting.

     Francesco Festa has been Chief Counsel of Ansaldo, a division of Finmeccanica, since 1991. He has been a director of the Company since November 13, 1996.

     Edward Riddett was President, Chief Executive Officer and Chairman of the Board of Transcontrol Corporation from September 1983 to August 1992. From October 1989 to October 1990, he was Chairman of the Board of Union Switch & Signal Inc. He has been a director of the Company since December 11, 1996.

     Yazid Sabeg has been the Chief Executive Officer and a director of Compagnie des Signaux SA since 1991. He has also served as a Chairman of the Board of Directors of CSEE. He has been a director of the Company since December 11, 1996.


                              ANSALDO SIGNAL N.V.

     Joel A. Smith, III has been President, Nations Bank Carolinas and its predecessors, NationsBank N.A. (Carolinas), NationsBank of North Carolina, N.A. and NationsBank of South Carolina, N.A. since 1987. He has been a director of the Company since December 11, 1996.

     Messrs. Angeli, Riddett and Smith serve on the Audit Committee, which was established on March 10, 1997.

     The sole member of the Board of Management is as follows:

     James N. Sanders is the Managing Director and Chief Executive Officer of the Company. He has been the Managing Director and Chief Executive Officer since December 12, 1996. From 1985 to December 1996, he was with Alcatel-SEL, most recently President, Transport Automation Products.

     The Board of Management is supported in its management of the Company by an Executive Committee consisting of the following:

     Georges Dubot is Vice President, French Region, and has served as the Chief Executive Officer of CSEE since January 1, 1991.

     Lyle K. Jackson is Vice President, Australasian Region, and has served as Managing Director of US&S PTY since April 1, 1995. From 1991 to 1995, he was Managing Director of Ventura Projects, predecessor to US&S PTY.

     Joseph A. Kirby is Vice President and Chief Financial Officer and has served in this capacity since formation of the Company in November 1996. From June 1992 to December 1996 he was Vice President and Chief Financial Officer of US&S.

     Marco Mantero is Vice President, Italian Region, and has served as Managing Director and Chief Executive Officer of ASF since April 3, 1997. From March 1996 to April 1997, he was the General Manager of Ansaldo Trasporti's signaling business unit, the predecessor to ASF. From October 1991 to March 1996, he was an Export Marketing Vice President, European Activities Vice President and Project Financing Vice President of Impregilo, a construction company of the Fiat Group.

     Gary Ryker is Vice President, North American Region, and has served in this capacity and as President and Chief Executive Officer of US&S since his appointment in September 1997. Ryker previously served as executive vice president-marketing, sales and service for Harmon Industries of Missouri from 1992 to 1997.

     Other group staff include the following:

     Ferdinando Camurri is Vice President, European Infrastructure Projects, in which capacity he has served since the formation of the Company in November 1996. He previously served as Vice President, Automation and Signaling Business Unit, of ATR from 1991 to 1996.

     Anthony A. Florence is Vice President, Corporate and Investor Relations, in which capacity he has served since formation of the Company in November 1996, and is a Member, Office of the Chairman. He is responsible for the Company's strategic planning, corporate marketing, investor relations and external relations. From February 1990 to December 1996 he was the chief communications and investor relations officer for US&S.

     Richard D. Moss is Treasurer of the Company and has served in this capacity since its formation in November 1996. From September 1992 to the present Mr. Moss has also served as the Treasurer of US&S.

     Robert D. Pascoe is Vice President, Products and Technology Processes, in which capacity he has served since April 1997. He previously served since 1991 as Director, Signal & Train Control Technology for US&S.


                              ANSALDO SIGNAL N.V.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     Members of the Supervisory Board who are affiliated with Finmeccanica are compensated by Finmeccanica. Members of the Supervisory Board who are not affiliated with Finmeccanica, or who are not otherwise compensated by Finmeccanica or one of its affiliates, are paid an annual remuneration of $10,000 for their services plus reimbursement of reasonable expenses in connection with such services.
     In 1997, the aggregate cash compensation of the Managing Director, members of the Executive Committee and the other group staff identified above, as a group, paid or accrued by the Company and its subsidiaries was $1,818,444. Of this amount, $180,845 was paid as bonuses under subsidiary variable compensation programs that provided for the payment of short-term bonuses based upon incentive targets established by the applicable subsidiary Board of Directors.
     In addition to a tax qualified retirement savings plan (the "401K Plan"), the Company contributes to pension, retirement or similar benefit plans for the Managing Director and the members of the Executive Committee in accordance with the requirements of the country of their employment and the terms of their employment contracts. In 1997, the aggregate amount set aside by the Company, through one or more of its subsidiaries, for the Managing Director and the Executive Committee members identified above was $153,434.
     The Company's 401K Plan covers all of the salaried employees of Union Switch & Signal Inc. and its subsidiaries. Participating employees may elect to reduce their current compensation on a pretax basis by up to the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401K Plan. The Company makes 50% matching contributions up to 6% of each participating employee's compensation for the year. The Company also contributes 2% of the employee's base salary for the year to the fund. In addition, the Company in its discretion may each year make a "performance incentive contribution" with respect to all or any group of participating employees as are designated by the Company, which it determines on the basis of the Company's or specific operating unit's financial performance and success in meeting its business commitments for the year. In 1997, Union Switch & Signal Inc. made matching and basic (but no discretionary) contributions of $30,500 to the accounts of the Union Switch & Signal Inc. employees who are members of group staff identified above.
     The Managing Director, the members of the Executive Committee and the other group staff identified above were also covered in 1997 under certain group life and medical insurance programs provided by the particular company by which they were employed. The aggregate value of such programs was $67,187.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has reserved 1,000,000 Common Shares for issuance of stock options that may be granted under its 1996 Long-Term Stock Incentive Plan ("the Stock Incentive Plan"), of which 168,500 Common Shares are subject to currently outstanding options granted under such plan. The Company has filed a registration statement on Form S-8 with regard to the Common Shares issuable under its Stock Incentive Plan, by virtue of which Common Shares issued thereunder generally will be transferable without restriction. For further discussion concerning the grant dates, exercise prices and expiration dates of such options, see Note 15 of Notes to Consolidated Financial Statements.
     As of May 31, 1997, the Managing Director, the members of the Executive Committee and the other group staff identified above have been granted options to purchase 168,500 Common Shares under the Company's Stock Incentive Plan, of which options for 17,600 Common Shares became exercisable in 1997. The remaining 150,900 will become exercisable in 1999. The date of grant, purchase price and expiration dates of the options granted to date are summarized in the table below:

                                        NUMBER OF            EXERCISE              EXPIRATION
     GRANT DATE                          OPTIONS               PRICE                  DATE
     December 11, 1996                   148,500               $7.50            December 15, 2006
     July 22, 1997                       20,000                $7.50            December 15, 2006


                              ANSALDO SIGNAL N.V.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     In the ordinary course of business, the Company and Finmeccanica or ATR have from time to time entered into various business transactions and agreements, and the Company and Finmeccanica or ATR may from time to time enter into additional transactions and agreements in the future. See Note 10 of the Notes to the Consolidated Financial Statements. Since December 11, 1997, the Company has used, and plans to continue to use, certain Finmeccanica or ATR facilities and personnel for certain administrative and financial functions, for which the Company has reimbursed or will reimburse Finmeccanica or ATR. These transactions, agreements and arrangements have been and are expected to be continued on terms which in the aggregate are not materially different from those which generally could be obtained from unrelated third parties through negotiations on an arm's-length basis. It is possible that other potential conflicts of interest could arise between the Company and Finmeccanica or ATR in the future. The following is a summary of the material agreements, arrangements and transactions between the Company and Finmeccanica or its affiliates.

     INTERCOMPANY TRANSACTIONS
     Products. Each of US&S, ASF (previously being wholly owned by and a division of ATR), ATSS and ATI has provided certain products and related services to ATR and other Finmeccanica affiliates. Such transactions, which generally were effected on terms comparable to those available in transactions with unaffiliated parties, have ranged from sales of discrete component products for use by ATR in railroad and transit applications to acting as a subcontractor for ATR on certain systems contracts, principally in Europe. Revenue from such transactions amounted to approximately $17 million for the year ended December 31, 1997. In addition, the Company's subsidiaries have occasionally purchased certain products from ATR and other affiliates of Finmeccanica for use in domestic or export sales. Such purchases were insignificant in the fiscal year ended December 31, 1997. Ansaldo Signal, including ASF in particular, expects to engage in similar affiliated party transactions involving products and related services in the future on generally the same basis as it would engage in transactions with unaffiliated third parties.

     Facilities. ASF has leased from ATR the space it currently occupies in Naples and Genoa. Such leases are for a term expiring December 31, 1998, which is renewable on an annual basis unless terminated by either party. The aggregate annual rental for 1997 was Lit 2.1 billion ($1.2 million). The 1997 cost will be subject to annual adjustment based on an Italian consumer price index to determine the 1998 cost. The lease also provides for certain services related to the premises, including management information services, for an annual cost of Lit. 9.5 billion ($5.4 million). The 1997 cost will be subject to an annual agreed adjustment (up or down) based on external factors affecting the cost of providing such services in 1998. Management of ASF believes that the terms of such agreements are no less favorable than those it would obtain from unaffiliated third parties.

     Head Office Services. ASF, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR. ATR has agreed to provide such services on the basis of its traditional allocations to ASF through the end of 1998, which term can be extended on an annual basis unless terminated by either party. The annual cost for 1997 was Lit. 6.4 billion ($3.6 million). The 1997 cost will be subject to adjustment based on an Italian consumer price index to determine the 1998 cost. Management of ASF believes that the terms of such agreements are no less favorable than those it would obtain from unaffiliated third parties.

     Credit Support and Credit Facilities. Finmeccanica and ATR have historically provided certain financial support to US&S, ASF, ATSS, ATI and, since June 28, 1996, CSEE, and, since its formation, the Company. Such services have included arranging for certain letters of credit and short-term credit facilities guaranteed or otherwise enhanced by Finmeccanica or ATR. For the year ended December 31, 1997 fees for such credit enhancement were $11,000. Finmeccanica has agreed to continue such financial support through 1999 at a fee of 1.0% and 0.5% per annum of the principal amount of any borrowing and of any letter of credit facility enhanced, respectively. The Company expects to continue to use such ATR / Finmeccanica support through 1999. Thereafter, such financing might be on terms less favorable to the Company than the financing previously arranged through Finmeccanica and its affiliates. See Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Credit Facilities."
     In addition, the Company has substantial borrowings from ATR. See Note 10 of the Notes to Consolidated Financial Statement. The Company has paid interest to ATR at rates between zero and 12% per annum,


                              ANSALDO SIGNAL N.V.

aggregating $3.2 million in 1997. Through March 1999, Finmeccanica and ATR have agreed to provide sufficient support for the operations of the Company and further agreed that the repayment of any present or future indebtedness to ATR/Finmeccanica can be deferred if requested by the Company. Management has stated that it would request deferral of payment if such payment would result in the Company violating any of its current debt covenants.

     Bonding Support. Finmeccanica has agreed to continue to provide indemnification to issuers of performance bonds or letters of credit for the benefit of Ansaldo Signal in connection with major contracts through 1999 and currently intends to continue to provide such support for so long as Finmeccanica or its affiliates own a controlling interest in Ansaldo Signal and such support is needed. It will continue to charge its current fee of 0.5% per annum of the amount of any such bond or letter of credit. For the year ended December 31, 1997 fees for this service were $193,000. Although it is Finmeccanica's current intention that it will continue to provide such financial support to Ansaldo Signal after 1999, Finmeccanica is not under any legal obligation to do so and no assurance can be given that Finmeccanica will be capable of providing such financial support indefinitely. In the event that Finmeccanica's support were not available to Ansaldo Signal for its bonding requirements, Ansaldo Signal's ability to enter into large export contracts could be restricted and the Company might be required to change its current method of doing business as a prime contractor for most projects. As prime contractor, the Company can control (while also assuming the responsibility for and the risk of) all aspects of an entire project, including installation. While Ansaldo Signal anticipates that it could provide a portion of its projected bonding requirements without the support of Finmeccanica, it would be required to increase its use of joint ventures and undertake more projects as a subcontractor, in each case with parties capable of providing bonding for all or a portion of the project being bid. Since the Company would lose flexibility in the way it can now approach obtaining and executing major projects, no assurance can be given that any such change would not have a material adverse effect on Ansaldo Signal's financial position or result of operations.

     OPTION AGREEMENT
     Ansaldo Signal has entered into an agreement with ATR (the "Option Agreement") pursuant to which it has granted to ATR an option to purchase all of the authorized Priority Shares of Ansaldo Signal for a purchase price equal to the aggregate nominal value of such shares. Such option may be exercised in the event that an unrelated third party acquires or announces a tender offer seeking 20% or more of the outstanding Common Shares. In the event that ATR acquires the Priority Shares, ATR would be entitled to nominate the members of the Supervisory Board and the Board of Management. Although such nominations would not be binding on the holders of Common Shares, a resolution appointing a different candidate would require the approval of a majority of at least two-thirds of the votes cast at a General Meeting of Ansaldo Signal shareholders, which majority represents more than one-half of the issued share capital. If ATR acquires the Priority Shares and still holds at least one-third of the outstanding Common Shares, it would be able to make nominations of the members of the Supervisory Board and the Management Board. ATR has agreed that, in the event that it acquires the Priority Shares and, subsequently, its holdings of Common Shares fall below 25% of the outstanding Common Shares, Ansaldo Signal may repurchase the Priority Shares for no consideration.

     PREEMPTIVE RIGHTS AGREEMENT
     Pursuant to the terms of a Preemptive Rights Agreement (the "Preemptive Rights Agreement") entered into between Ansaldo Signal and ATR, ATR shall be granted the right notwithstanding any shareholder directive to the contrary, to purchase its pro rata share (based upon ATR's then current level of equity ownership in Ansaldo Signal) of any issuances of Common Shares or other equity securities, or securities convertible into or granting a right to purchase any such equity securities, to third parties in the future. Such purchases shall be made on the same terms and conditions as any third-party transaction that gives rise to ATR's right to make such purchase. The Preemptive Rights Agreement will expire at such time as ATR beneficially owns securities representing less than 30% of the combined voting power of all issued and outstanding Common Shares and other voting securities of Ansaldo Signal. By virtue of such Agreement, ATR will be able to maintain a controlling interest in Ansaldo Signal. ATR's rights under the Preemptive Rights Agreement are transferable to any affiliate of ATR, including Finmeccanica.

     REGISTRATION RIGHTS AGREEMENT
     Pursuant to the terms of a registration rights agreement (the "Registration Rights Agreement") entered into between the Company and ATR, ATR will have the right to require the Company to register for public offering


                              ANSALDO SIGNAL N.V.

and sale all or a portion of the Company's common shares held by ATR from time to time (subject to certain limitations) on a maximum of three occasions until such time as ATR beneficially owns less than 5% of the issued and outstanding common shares of the Company. In addition, during the term of the Registration Rights Agreement, ATR will have the right to participate in any registration of common shares initiated by Ansaldo Signal, subject to certain limitations. Ansaldo Signal will pay all out-of-pocket expenses of any such registrations, other than fees and expenses of ATR's counsel, and will indemnify ATR and its officers and directors against certain liabilities, including liabilities under the federal securities laws (other than resulting from material misstatements or omissions made in reliance on and in conformity with information furnished by ATR or its affiliates expressly for use in connection with such registration). ATR will pay all underwriting discounts and commissions applicable to common shares of the Company sold pursuant to any such registrations. The rights of ATR under the Registration Rights Agreement are transferable to any affiliate of ATR, including Finmeccanica.


                              ANSALDO SIGNAL N.V.

                                     PART II

     ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III


     ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Reference is made to Item 9, under the heading "Borrowings," which is incorporated herein.


     ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     None.


                                     PART IV


     ITEM 17.  FINANCIAL STATEMENTS

     The Company has responded to Item 18 in lieu of responding to Item 17.


     ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.


     ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     The following Consolidated Financial Statements, including the notes thereto, which immediately follow, are included herein as referenced below.

                                                                                                   PAGE(S) IN THIS
                                                                                                    ANNUAL REPORT
                                                                                                     ON FORM 20F
     (a) Index of Financial Statements, Financial Statement Schedules
     Reports of Independent Accountants                                                                 35-36
     Consolidated Financial Statements:
              Consolidated Balance Sheet as of December 31, 1997 and 1996                                37
              Consolidated Statement of Operations for the Years Ended
                  December 31, 1997, 1996, and 1995                                                      38
              Consolidated Statement of Cash Flows for the Years Ended
                  December 31, 1997, 1996, and 1995                                                     39-40
              Consolidated Statement of Changes in Shareholders' Equity for the
                  Years Ended December 31, 1997, 1996, and 1995                                          41
              Notes to Consolidated Financial Statements                                                42-57
     (b) Index to Exhibits                                                                               58
     The exhibits identified on the Index to Exhibits (page 58 hereof) are incorporated herein by reference.


                              ANSALDO SIGNAL N.V.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Ansaldo Signal N.V.
                           (Registrant)


                            By: /s/ James Sanders
                               ------------------
                            James N. Sanders
                            President and Chief Executive Officer


                              ANSALDO SIGNAL N.V.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Supervisory Board
and Shareholders of
Ansaldo Signal N.V.

Dear Sirs,

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its consolidated subsidiaries (the Company), a majority-owned subsidiary of Ansaldo Trasporti S.p.A., at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE  LLP

Pittsburgh, Pennsylvania
March 2, 1998


                              ANSALDO SIGNAL N.V.

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of Ansaldo Signal N.V.


Dear Sirs,

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its consolidated subsidiaries (the Company) at December 31, 1995 and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards within the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE  S.p.A.

Rome, Italy
October 1, 1996


                              ANSALDO SIGNAL N.V.

                           CONSOLIDATED BALANCE SHEET
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                 DECEMBER 31
         ASSETS                                                                              1997          1996
Current Assets:
     Cash and cash equivalents...............................................................  $  4,530   $ 11,097
     Receivables - net allowance for doubtful accounts of $1,735 and $2,339..................    95,689     99,683
     Receivables from parent and affiliates..................................................    15,761     10,471
     Inventory (Note 3)......................................................................    44,771     50,419
     Costs and estimated earnings in excess of billings
         on uncompleted contracts (Note 4)...................................................   157,008    160,921
     Prepaid expenses and other current assets...............................................    25,646     21,475
                                                                                               --------   --------
              Total current assets:..........................................................   343,405    354,066
Contract receivables - retentions............................................................    13,370     13,553
Property, plant and equipment - net..........................................................    54,302     59,250
Intangible assets - net (Note 16)............................................................    33,118     42,377
Deferred tax assets..........................................................................     9,653     17,141
Other assets  ...............................................................................     3,318      1,120
                                                                                               --------   --------
              Total assets...................................................................  $457,166   $487,507
                                                                                               ========   ========

         LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES:
     Short term borrowings and current
         obligations under capital leases (Note 6)...........................................  $ 60,129   $ 27,681
     Accounts payable........................................................................    97,844     91,739
     Accounts payable - parent and affiliates................................................     4,465      8,654
     Accrued liabilities.....................................................................    24,331     25,284
     Reorganization costs accrued (Note 17)..................................................     4,160     16,600
     Billings in excess of costs and estimated earnings
         on uncompleted contracts (Note 4)...................................................    62,672     78,357
                                                                                               --------   --------
              Total current liabilities......................................................   253,601    248,315
Employee benefits obligations................................................................    21,304     23,937
Other liabilities............................................................................    13,327     15,283
Long-term borrowings and obligations under capital leases (Note 7)...........................    34,003     44,100
Payable to parent............................................................................    32,379     30,202
                                                                                               --------   --------
              Total liabilities..............................................................   354,614    361,837
                                                                                               --------   --------
Shareholders' equity:
     Priority shares, NLG 0.01 par value authorized 100
         shares, no shares issued and outstanding............................................        --         --
     Common shares, NLG 0.01 par value, authorized 50,000,000
         shares, issued and outstanding 20,448,750 and 20,448,750............................       120        120
     Additional paid-in capital..............................................................   139,999    139,999
     Foreign currency translation adjustments................................................   (10,562)      (212)
     Accumulated earnings (deficit)..........................................................   (27,005)   (14,237)
                                                                                               --------   --------
              Total shareholders' equity.....................................................   102,552    125,670
Commitments and contingencies................................................................        --         --
                                                                                               --------   --------
              Total liabilities and shareholders' equity.....................................  $457,166   $487,507
                                                                                               ========   ========

        The accompanying notes are an integral part of these consolidated financial statements.


                              ANSALDO SIGNAL N.V.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     ($ IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                        1997          1996          1995
Revenue                                                                             $318,225      $353,500      $299,347
Cost of revenue                                                                      263,274       296,620       236,858
                                                                                    --------      --------      --------
         Gross profit                                                                 54,951        56,880        62,489
Operating expenses:
     Selling, general and administrative                                              50,107        47,971        38,829
     Research and development - net                                                    9,953        11,804        11,759
     Acquired in process research and development (Note 1)                                --        15,144            --
     Reorganization (Note 17)                                                         (1,584)       17,288            --
                                                                                    --------      --------      --------
         Operating expenses                                                           58,476        92,207        50,588
                                                                                    --------      --------      --------
         Operating income (loss)                                                      (3,525)      (35,327)       11,901
Interest expense                                                                       8,834         6,101         4,562
Other (income) expenses                                                                  (83)         (427)          340
                                                                                    --------      --------      --------
         Income (loss) before income taxes and equity in net
              earnings (losses) of affiliates                                        (12,276)      (41,001)        6,999
Provision for (benefit from) income taxes                                                 77        (2,714)        3,508
                                                                                    --------      --------      --------
         Income (loss) before equity in net
              earnings (losses) of affiliates                                        (12,353)      (38,287)        3,491
Equity in net earnings (losses) of affiliates (Note 18)                                 (325)         (608)        2,917
                                                                                    --------      --------      --------
         Net income (loss)                                                          $(12,678)     $(38,895)     $  6,408
                                                                                    ========      ========      ========
         Basic and dilutive net income (loss)
              per common share                                                        $(0.62)       $(1.90)        $0.36
                                                                                      ======        ======         =====

     Basic weighted average number
         common shares outstanding                                                20,488,750    20,488,750    17,990,750
                                                                                  ==========    ==========    ==========
     Dilutive weighted average number
         common shares outstanding                                                20,488,750    20,488,750    17,990,750
                                                                                  ==========    ==========    ==========

        The accompanying notes are an integral part of these consolidated financial statements.


                              ANSALDO SIGNAL N.V.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                        1997          1996          1995
Increase (decrease) in cash and cash equivalents:
     CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income (loss)....................................................      $(12,678)     $(38,895)     $  6,408
         Adjustments to reconcile net income to net cash
              provided by (used in) operating activities:
              Depreciation and amortization:..................................        11,526        11,370        10,553
              Deferred income taxes...........................................         3,878        (2,310)         (995)
              Equity in net losses (earnings) of affiliates...................           219           608        (2,917)
              Acquired in process research and development....................                      15,144             0
         Changes in:
              Receivables.....................................................       (12,949)         (234)        6,631
              Inventory.......................................................         2,943        (1,696)       (2,097)
              Other assets....................................................        (5,704)          257       (10,847)
              Accounts payable................................................        15,245        (8,336)          293
              Accrued liabilities.............................................         4,259           228        (3,506)
              Reorganization (Note 1).........................................       (12,440)       16,600             0
              Contracts - net (a).............................................       (21,144)      (13,537)       (4,598)
                                                                                    --------      --------      --------
                  Net cash (used in) provided by operating activities.........       (26,845)      (20,801)       (1,075)
     CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures (b).............................................        (7,138)       (5,218)      (20,285)
         Acquisition of CSEE (d)..............................................             -         2,581             0
         Net assets purchased.................................................          (344)         (578)         (916)
                                                                                    --------      --------      --------
                  Net cash used in investing activities.......................        (7,482)       (3,215)      (21,201)
     CASH FLOWS FROM FINANCING ACTIVITIES:
         Net proceeds from short term borrowings..............................        15,108        16,366         7,052
         Financing by parent company..........................................        19,475        26,175        (4,005)
         Proceeds from long term borrowings...................................             0        12,000        15,000
         Payments on long term borrowings.....................................        (5,316)      (22,137)       (1,145)
         Proceeds from (payments on) capital leases...........................          (468)         (476)         (224)
                                                                                    --------      --------      --------
                  Net cash provided by financing activities...................        28,799        31,928        16,678
Effects of exchange rate changes on cash......................................        (1,039)          (74)          (18)
                                                                                    --------      --------      --------
Net increase (decrease) in cash and cash equivalents..........................        (6,567)        7,838        (5,616)
Cash and cash equivalents at beginning of period..............................        11,097         3,259         8,875
                                                                                    --------      --------      --------
Cash and cash equivalents at end of period....................................      $  4,530      $ 11,097      $  3,259
                                                                                    ========      ========      ========
Interest paid during period...................................................      $  8,586      $  4,487      $  4,197
                                                                                    ========      ========      ========
Income taxes paid (refund received) during period (c).........................      $  1,562      $ (1,107)     $  8,393
                                                                                    ========      ========      ========


                              ANSALDO SIGNAL N.V.

                                ($ IN THOUSANDS)

(a) Contract accounting includes costs and estimated earnings in excess of billings, contract receivables - retentions, billings in excess of costs and estimated earnings on uncompleted contracts and accounts payable - retentions.
(b) Not included in capital expenditures in 1995 is $7,536, which is the value of a capital lease.
(c) The line item "Income taxes paid" includes an estimate of taxes that have been paid by the ATR signaling business unit; these payments were allocated to ASF as if it were a separate taxpayer. (See Note 10).
(d)  Supplemental cash flow information

           Acquisition of CSEE
               Fair value of net assets acquired..............         $ 77,632
               Stock issued...................................          (18,900)
               Reduction in parent receivables................          (58,732)
                                                                       --------
               Cash paid......................................         $     --
                                                                       ========
               Cash acquired..................................         $  2,581
                                                                       ========

        The accompanying notes are an integral part of these consolidated financial statements.


                              ANSALDO SIGNAL N.V.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                                ($ IN THOUSANDS)

                                                                           Foreign
                                                      Additional          currency
                                                         paid-in       translation         Retained
                                        Capital          capital       adjustments         earnings             Total
January 1, 1995                            $108         $126,589          $    (75)        $ 18,250          $144,872
Net income (loss)                                                                             6,408             6,408
Translation adjustments                      --               --               225               --               225
                                           ----         --------          --------         --------          --------
December 31, 1995                           108          126,589               150           24,658           151,505
Net income (loss)                                                                           (38,895)          (38,895)
CSEE acquisition                             12           18,900                                               18,912
Other (1)                                                 (5,490)                                              (5,490)
Translation adjustments                      --               --              (362)              --              (362)
                                           ----         --------          --------         --------          --------
December 31, 1996                           120          139,999              (212)         (14,237)          125,670
Net income (loss)                                                                           (12,678)          (12,678)
Translation adjustments                      --               --           (10,350)             (90)          (10,440)
                                           ----         --------          --------         --------          --------
December 31, 1997                          $120         $139,999          $(10,562)        $(27,005)         $102,552
                                           ====         ========          ========         ========          ========

(1) The adjustment relates to the SBU contribution discussed at Note 1. The adjustment represents net assets at September 30, 1996 that were not ceded to SBU by ATR on October 1, 1996.

        The accompanying notes are an integral part of these consolidated financial statements.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.   DESCRIPTION OF THE BUSINESS AND CAPITALIZATION

     Ansaldo Signal N.V. ("the Company," "ASNV," or "Ansaldo Signal") was incorporated on November 13, 1996 in Amsterdam, The Netherlands and is a majority-owned subsidiary of Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.
     ASNV was formed upon the merger of Union Switch & Signal Inc. ("US&S") (a majority owned subsidiary of ATR) with a direct wholly-owned subsidiary of ASNV. As a result of the merger, US&S ceased to exist as a separate legal entity and each outstanding share of US&S common stock (9,737,500) was converted into one common share of ASNV. Immediately after the merger described above, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to ASNV in exchange for 10,711,250 common shares of ASNV.
     The transactions noted above have been treated as a reorganization of companies under common control and, accordingly, have been reflected within the consolidated financial statements as a pooling of interests. As required under the pooling of interests method of accounting, ASNV's historical results reflect the historical results of the companies merged with and contributed to ASNV. The Company's results of operations for the year ended December 31, 1995 and for the first six-months of 1996 reflect the combined operating results of: (i) 100% of US&S; (ii) 100% of Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") - an Italian corporation; (iii) 49% of CS Transport S.A. ("CSEE") - a French corporation;
(iv) 75% of AT Signal Systems AB ("ATSS") - a Swedish corporation and (v) 100% of Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") - an Irish limited liability company. Results of operations for the remaining six months of 1996 and for the year ended December 31, 1997 reflect 100% of CSEE.
     The Company markets its products and services to customers in the international rail and mass transit transportation industry segments. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products.
The Company's headquarters are in Schiphol, The Netherlands.

     BUSINESS COMBINATIONS
     Separate revenue and net income amounts of the merged entities are presented in the following table. Note that the amounts relating to certain reorganization expenses and the elimination of intercompany sales have been allocated to Corporate.

                                                                   REVENUE                           NET INCOME
                                                             1996            1995               1996            1995
USS...............................................       $159,620        $172,467           $ (8,469)         $3,624
ATI...............................................          1,470           1,356               (518)             14
ATSS..............................................         14,803          12,025                494           1,075
ASF...............................................        128,037         113,499             (7,399)          1,695
CSEE..............................................         55,215              --            (15,810)             --
Corporate.........................................         (5,645)             --             (7,193)             --
                                                         --------        --------           --------          ------
                                                         $353,500        $299,347           $(38,895)   (a)   $6,408
                                                         ========        ========           =========         ======

     (a) See footnote 12 for 1996 non-recurring charges of $32,432 for reorganization costs and the write-off of in process research and development costs.

     SIGNALING BUSINESS UNIT CONTRIBUTION
     On October 1, 1996 ATR contributed all of its wholly owned signaling business unit ("SBU") to ASF with the exception of certain contracts and liabilities, thus consolidating all of ATR's railway signaling business and


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets in Italy. Under the terms of the contribution, ASF received substantially all of the assets and liabilities under the supervision of SBU at the date of the contribution.
     The consolidated statement of operations includes all revenues and costs directly attributed to SBU including costs for facilities, functions and services used by the business at shared sites and costs for certain functions and services performed by ATR that were directly charged to SBU based upon usage.

     ACQUISITION OF CSEE
     Prior to June 28, 1996, Ansaldo Signal N.V. owned 49% of CSEE and accounted for its investment under the equity method. On June 28, 1996, pursuant to an agreement between ATR and Compagnie des Signaux S.A. ("CS"), CSEE repurchased 604,340 shares of its outstanding shares from CS for $58.7 million As a result of this transaction, ATR increased its interest in CSEE to approximately 80% and contemporaneously with this transaction, CS placed in escrow its remaining shares (201,460) in anticipation of exchanging such shares for a certain number of shares in ASNV. These shares were exchanged for 2,000,000 ASNV common shares in December 1996. The CSEE shares which were held in escrow were considered to be under the control of ATR. The June 28 transactions were accounted for as a purchase. Accordingly, 100% of the results of operations of CSEE have been included in the combined results of ASNV since June 28, 1996.
     The total cost of the transaction to acquire the remaining 51% interest in CSEE was valued at approximately $77.6 million. The net assets acquired from CSEE had a fair value at the time of acquisition of $28.8 million, as well as goodwill and identified intangibles of $48.8 million, of which $15.1 million represents acquired in process research and development. Immediately following the acquisition, the Company wrote-off the acquired in process research and development. The residual goodwill and intangibles are being amortized over 20 years.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The Consolidated Financial Statements are expressed in US dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

     CONSOLIDATION
     The Company's wholly-owned subsidiaries are consolidated. All significant intercompany transactions have been eliminated in the consolidated financial statements. Investments in subsidiaries of 20-50% in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method.

     TRANSLATION OF FINANCIAL STATEMENTS
     The Company's financial results have been reported in US dollars. When translating local currency based financial statements to US dollars, assets and liabilities are translated at the year-end rate, while income and expenses are translated using the average rate for the year. Translation differences are included as a component of shareholders' equity.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period. Actual results could differ from these estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for contracts.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     CONTRACT REVENUE AND COST RECOGNITION
     Revenue and expenses of long-term systems contracts are recognized using the percentage-of-completion method of accounting. Under this method, income is recognized as work progresses on the contracts. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. Revenue from contracts accounted for under the percentage-of-completion method is recognized on the basis of actual costs incurred plus the portion of income earned.
     Contract costs include all direct material, subcontractor costs, and labor costs and those indirect costs related to contract performance. The Company recognizes revenue in amounts equal to costs for certain installation services on the basis of contract segmentation. Selling, general and administrative costs are charged to expense as incurred. Revisions in profit estimates during the period of a contract are reflected in the accounting period in which the revised estimates are made. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.
     Contracts are considered complete upon completion of all essential contract work, including support to integrated testing and customer acceptance.
     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed to customers. These amounts are not yet billable under the terms of the contracts and are recoverable from customers upon various measures of performance.
     Billings in excess of costs and estimated earnings on uncompleted contracts represents billings to customers in excess of earned revenue and advances on contracts.

     UNSIGNED CHANGE ORDERS
     The Company records revenue related to unsigned change orders when it is determined that their collection is probable.

     CONTRACT RETENTIONS - RECEIVABLES AND PAYABLES
     Contract retentions - receivables and payables - arise from the performance of long-term contracts. Approximately $4.7 million of retentions receivable and $1.0 million of retentions payable are estimated to be collected or paid, respectively, in 1998.

     COMPONENTS REVENUE RECOGNITION
     Sales of component parts which are not part of a long term contract are recognized upon shipment of products.

     INVENTORY
     Inventory is stated at the lower of cost or market, with cost being determined using standard costs, which approximate weighted average actual costs.

     PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are recorded at cost. Depreciation is provided based on estimated useful asset lives and is computed on a straight-line method for financial reporting. Maintenance and repairs are charged to expense as incurred.

     INTANGIBLE ASSETS
     Intangible assets represent goodwill, purchased research and development and proprietary technology, which comprises patents, drawings and other proprietary information. Intangible assets other than goodwill are being amortized over the economic lives of the assets, generally 8-20 years. Goodwill, which represents the excess of purchase price over the fair value assigned to the net assets purchased, is being amortized over 10-20 years.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     EARNINGS PER SHARE OF COMMON STOCK
     Earnings per share is calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 128 - "Earnings per Share" (SFAS No. 128). Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Dilutive earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year plus common equivalent shares outstanding if the common equivalent shares are dilutive. Common equivalent shares include dilutive stock options as if the options were exercised and the proceeds used to acquire common stock.
     Basic/dilutive earnings per share for the year ended December 31, 1997, are based upon 20,448,750 common shares outstanding. Basic/dilutive earnings per share for the year ended December 31, 1996, are based upon 20,448,750 common shares outstanding which reflects the one-for one exchange with US&S shareholders (9,737,500) and the issuance of 10,711,250 additional shares, in exchange for 100% of ASF, CSEE, ATI and 75% of ATSS. Basic/dilutive earnings per share for the year ended December 31, 1995, are based upon 17,990,750 common shares outstanding which reflects the one-for-one exchange with US&S shareholders (9,737,500) and the issuance of 8,253,250 common shares to ATR in exchange for all the outstanding shares of ASF and ATI, as well as 75% and 49% of the outstanding shares of ATSS and CSEE, respectively.

     CASH AND CASH EQUIVALENTS
     Cash and cash equivalents represent funds held in interest-bearing money market accounts with original maturities of 3 months or less.

     CREDIT RISKS
     Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of billed and unbilled receivables. Concentrations of credit risk with respect to billed and unbilled accounts receivable are limited due to the Company's credit evaluation process and obtaining letters of credit to ensure payment from international customers. Historically, the Company has not incurred any significant credit-related losses.

     FINANCIAL INSTRUMENTS
     In managing interest rate exposure, the Company at times enters into interest rate swap agreements. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. In order to hedge foreign currency exposure firm commitments, the Company at times enters into forward foreign exchange contracts primarily related to long-term contracts which are settled in currencies other than the currency in which the costs are incurred. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transaction. The fair values of the Company's financial instruments are estimated based on quoted market prices for the same or similar issues.

     RESEARCH AND DEVELOPMENT - NET
     Research and development expense is net of government grant reimbursements. Research and development efforts that are performed in accordance with contract requirements are included in cost of revenue. Certain government research grants which are repayable in the event that the related research project proves to be successful are recognized in the income statement when the research project has been determined to be unsuccessful and all other conditions for the receipt have been met.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVENTORY

                                                                                                   DECEMBER 31,
                                                                                             1997               1996
              Raw materials.......................................................        $25,005            $32,410
              Work-in-process.....................................................         14,028             11,625
              Finished components.................................................          5,738              6,384
                                                                                          -------            -------
              Net Inventory.......................................................        $44,771            $50,419
                                                                                          =======            =======


4.   COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                                                   DECEMBER 31,
                                                                                             1997               1996
              Costs incurred on uncompleted contracts.............................    $ 1,206,219        $ 1,135,827
              Estimated earnings..................................................        190,081            193,896
                                                                                      -----------        -----------
                                                                                        1,396,300          1,329,723
              Less billings-to-date and advances on contracts.....................     (1,301,964)        (1,247,159)
                                                                                      -----------        -----------
                                                                                      $    94,336        $    82,564
                                                                                      ===========        ===========

     The net amount above is included in the consolidated balance sheet under the following captions:

                                                                                                   DECEMBER 31,
                                                                                             1997               1996
              Costs and estimated earnings in excess of billings
                  on uncompleted contracts........................................       $157,008           $160,921
              Billings in excess of costs and estimated earnings
                  on uncompleted contracts........................................        (62,672)           (78,357)
                                                                                         --------           --------
                                                                                         $ 94,336           $ 82,564
                                                                                         ========           ========

     At December 31, 1997, there were $15,554 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts.
     Approximately $13,092 of amounts included in unbilled costs and estimated earnings on uncompleted contracts at December 31, 1997 will be collected after one year.


5.   PROPERTY, PLANT AND EQUIPMENT

                                                                                                   DECEMBER 31,
                                                                                             1997               1996
              Land................................................................       $  3,350           $  3,218
              Buildings...........................................................         44,829             44,339
              Machinery and equipment.............................................         64,628             76,135
              Construction-in-progress............................................         11,495              5,967
                                                                                         --------           --------
                                                                                         $124,302           $129,659
              Less accumulated depreciation.......................................        (70,000)           (70,409)
                                                                                         --------           --------
                                                                                         $ 54,302           $ 59,250
                                                                                         ========           ========

     Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $8,446, $6,635, and $6,090 respectively. Depreciable lives range from 3 to 39 years.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   SHORT TERM BORROWINGS AND CAPITAL LEASES

                                                               CURRENCY                            DECEMBER 31,
                                                             PAYABLE IN                       1997               1996
Borrowings (unsecured but with letters
of comfort from ATR and Finmeccanica),
by Ansaldo Signal. The interest rate in
effect on December 31, 1997 was 7.00%.......................       US $                    $13,000            $    --

Borrowings (unsecured) under various lines
of credit expiring within one year with
interest payable at least quarterly. The
interest rate in effect on December 31, 1997
was between 7.88% and 8.375%................................       US $                     21,987             11,054

Borrowings (unsecured), in Australia by
Union Switch & Signal Pty. LTD under a
revolving credit facility expiring May 31,
1996, with interest payable quarterly. The
interest rate in effect at December 31, 1996
was 8.01%...................................................        A $                         --              3,796

Borrowings (unsecured), in Italy by ASF
under various agreements with several Banks,
expiring within one year. The interest rate
in effect at December 31,1997 was between
8.63% and 11.50%............................................       Lira                      8,945              7,864

Borrowings (unsecured) under various lines
of credit expiring within one year with
interest payable at least quarterly. The
interest rate in effect on December 31, 1997
was between 3.88% and 5.91%.................................    Various                     11,433              4,498

Current portion of obligations under
     capital leases.........................................                                   478                469

Current portion of senior notes becoming
     due in 1998............................................                                 4,286                 --
                                                                                           -------            -------
     Total short-term borrowings and current
         portion of obligations under capital leases
         and senior notes...................................                               $60,129            $27,681
                                                                                           =======            =======

     The Company had committed and uncommitted lines of credit available at December 31, 1997, of $101.8 million with various banks. The unused portion of the committed and uncommitted lines of credit available at December 31, 1997, totaled $35.6 million after a deduction of $11,232 for commercial and stand-by letters of credit issued under one of the lines. US&S also has a $1,707 letter of credit line available and fully utilized from a bank at December 31, 1997. Certain of these lines are guaranteed by ATR.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   LONG TERM BORROWINGS AND CAPITAL LEASES

     The carrying value of the Company's long-term debt is considered to approximate fair value based on the borrowing rates currently available to the Company for loans with similar terms and maturities.

                                                                                                   DECEMBER 31,
         Union Switch & Signal                                                                1997              1996
              Borrowings (unsecured) under revolving credit
              facility terminated as of September 1997............................         $     -           $ 5,000

              Senior Notes (unsecured) due 2004, with a
              fixed interest rate of 8%...........................................          30,000            30,000

              Long term obligations under capital leases..........................           8,289             9,100
                                                                                           -------           -------

                  Subtotal .......................................................         $38,289           $44,100

              Less current portion of senior notes................................           4,286                 -
                                                                                           -------           -------

                  Total long term borrowings and obligations
                  under capital leases............................................         $34,003           $44,100
                                                                                           =======           =======

     Future minimum lease payments under non-cancelable operating leases and capital leases as of December 31, 1997 are as follows:

                                                                                         OPERATING           CAPITAL
              1998................................................................         $ 2,883           $   863
              1999................................................................           2,145               856
              2000................................................................           1,776               856
              2001................................................................           1,579               856
              2002................................................................           1,585               856
              Thereafter..........................................................           3,602             6,929
                                                                                           -------           -------
              Total Minimum Lease Payments........................................         $13,570           $11,216
                                                                                           =======
              Amount Representing Imputed Interest................................                            (2,449)
                                                                                                             -------
              Present Value of Future Minimum Lease Payments......................                           $ 8,767
              Less Current........................................................                              (478)
                                                                                                             -------
                                                                                                             $ 8,289
                                                                                                             =======

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at an 8 percent fixed rate. The private placement notes have a ten-year term with principal repayments beginning in 1998. US&S is in default on one of the financial covenants included in the note agreement. A waiver of default has been obtained as of December 31, 1997 and remains valid through the quarter ending September 30, 1998. Management expects to be in compliance with the covenants by December 31, 1998.
     The above debt has been classified as long term because ATR and/or Finmeccanica have agreed to continue to provide sufficient guarantees and/or financing support including refinancing of present debt for the operations of Ansaldo Signal N. V. and its subsidiaries until March 1999. The repayment of any present or future indebtedness to ATR and/or Finmeccanica will not occur if deferral of payment is requested by the Company. Management would request deferral of payment if such payment would result in the company violating any of its current debt covenants.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     US&S maintains a $100 million surety bonding facility ($29.3 million outstanding at December 31, 1997) in addition to a $300 million surety bonding facility provided by Finmeccanica (see Note 11).
     The aggregate principal maturities of debt under the present credit arrangements for the periods subsequent to December 31, 1997:

         1998 ....................................................................$ 4,286
         1999 ....................................................................  4,286
         2000 ....................................................................  4,286
         2001 ....................................................................  4,286
         2002 ....................................................................  4,286
         Thereafter...............................................................  8,570
                                                                                  -------
                                                                                  $30,000
                                                                                  =======


8.   EMPLOYEE BENEFIT OBLIGATIONS

     Substantially all employees are covered by Government or Company sponsored retirement plans which are funded through payments made by the Company during the employees working career. In some cases, the employee may also contribute to the cost of the plan. However, the Company has no significant post-retirement obligations.

                                                                                                   DECEMBER 31,
                                                                                              1997               1996
         Severance Plan (ASF).....................................................         $15,299            $16,392
         Profit Sharing Plan (CSEE)...............................................           3,366              3,564
         Other (US&S).............................................................           2,639              3,981
                                                                                           -------            -------
                                                                                           $21,304            $23,937
                                                                                           =======            =======

     The following is a description of the more significant plans:

     SEVERANCE PLAN
     ASF has an unfunded plan in accordance with Italian government regulations. The Italian government requires the employer to provide severance pay (Trattamento di fine rapporto - TFR) in amounts equal to annual contributions of 7-8% of a workers annual salary. The amounts accrued become payable upon termination of the individual employee, for any reason, e.g., retirement, dismissal or reduction in work force. Employees are fully vested in the Company contribution after their first year of service.

     PROFIT SHARING PLAN AND OTHER
     CSEE operates a two-tier employee profit sharing plan. The first tier of the plan is mandatory under French law and CSEE is required to contribute an amount of profit after tax based upon a formula. A discretionary second tier to the profit-sharing plan is negotiated under a collective bargaining arrangement.
     US&S has a defined contribution retirement plan (the Plan) under Internal Revenue Code (IRC) Section 401(k) for all full-time employees. Contributions into the Plan are made by employee pre-tax contributions and employer basic and matching contributions.
     The Company has other unfunded plans, including CSEE's pension plan and the US&S post-retirement benefit plan which pays a fixed amount toward medical benefits and provides life insurance benefits. The liabilities and costs related to these plans are not significant.
     The approximate cost of providing all of the above benefits for the years ended December 31, 1997, 1996 and 1995 was $4,000, $4,079 and $4,592
respectively.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   PROVISION FOR INCOME TAXES

     Generally, each subsidiary of the Company is a tax paying entity within its own country. The tax returns of ASF, pre-contribution of SBU to ASF on October 1, 1996, were filed on a separate basis with the government of Italy; however, SBU as a unit of ATR did not have separate income tax returns filed on its behalf, and an estimated provision was calculated based upon the operating results of SBU.
     For 1995 and the nine month period ended September 30, 1996, tax expense has been allocated to SBU by applying the liability approach set forth in SFAS 109 as if it were a separate taxpayer. Under this approach, a tax benefit for income taxes currently refundable is recognized only if a refund could have been realized by SBU had SBU been a separate taxpayer. A tax benefit for future deductible amounts and carry forwards is recognized unless it is more likely than not that such future tax benefit would not be realized if SBU were a separate taxpayer, in which case a tax benefit is recognized only for the amount that is more likely than not to be realized.
     The components of the provision (benefit) for income taxes were as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                             1997            1996               1995
Current:
         Netherlands                                                      $    --         $    --            $    --
         Other                                                             (3,801)           (404)             4,503
                                                                          -------         -------            -------
                                                                           (3,801)           (404)             4,503
                                                                          -------         -------            -------
Deferred:
         Netherlands                                                           --              --                 --
         Other                                                              3,878          (2,310)              (995)
                                                                          -------         -------            -------
                                                                            3,878          (2,310)              (995)
                                                                          -------         -------            -------
              Total provision                                             $    77         $(2,714)           $ 3,508
                                                                          =======         =======            =======

     The provision for (benefit from) income taxes differs from the amount of income tax determined by applying the applicable Netherlands statutory rate to pretax income as a result of the following differences:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                              1997            1996               1995
         Expected tax at the statutory rate......................         $(4,448)       $(14,346)            $2,575
         Earnings of subsidiaries at rates over 35%..............             121             191                399
         In process research and development.....................              --           5,178                 --
         Loss carryover with no tax benefit......................             206           3,834               (598)
         Non-deductible goodwill.................................           1,614           1,301                810
         Non-deductible reorganization costs.....................             431           2,520                 --
         Change in tax rates.....................................           3,738              --                 --
         Change in valuation reserve.............................           2,902              --                 --
         Change in bad debt reserve..............................            (681)             --                 --
         Grant release...........................................          (1,730)             --                 --
         Other...................................................          (2,076)         (1,392)               322
                                                                          -------        --------             ------
              Total income tax...................................         $    77        $ (2,714)            $3,508
                                                                          =======        ========             ======


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Components of deferred taxes were comprised of the following:

                                                                                                   DECEMBER 31,
Deferred tax assets                                                                           1997               1996
         Contracts................................................................        $ 1,797            $ 4,320
         Pension and profit sharing...............................................          2,335              1,800
         Accrued expenses and reserves............................................          3,867              4,886
         Goodwill ................................................................          4,647              4,097
         Property, plant and equipment............................................             --              1,338
         Research and development.................................................          2,936              5,460
         Revaluation of assets....................................................          2,206              8,176
         NOL carryforward.........................................................          6,639              2,225
         Tax credits..............................................................            780                 --
         Other    ................................................................            431                524
                                                                                          -------            -------
              Deferred tax assets.................................................         25,638             32,826
         Valuation allowance......................................................         (3,625)              (723)
                                                                                          -------            -------
                                                                                          $22,013            $32,103
                                                                                          =======            =======

Deferred tax liabilities
         Property, plant and equipment............................................        $(2,924)           $(2,340)
         Government grants........................................................             --             (3,524)
         Leveraged lease..........................................................           (714)              (675)
         Intangibles..............................................................           (295)              (218)
         Other....................................................................           (962)            (1,181)
                                                                                          -------            -------
              Total deferred tax liabilities......................................        $(4,895)           $(7,938)
                                                                                          -------            -------
              Net deferred tax asset and liabilities..............................        $17,118            $24,165
                                                                                          =======            =======

     The Company has recorded an adjustment to reduce the net deferred tax balance at December 31, 1997 by $3,738 based principally on changes in the tax laws of Italy. These changes reduced the expected tax benefit to be received in the future relating to net deductions already reported for financial statement purposes but not yet taken for tax purposes.
     The Company has recorded a net increase in the valuation allowance of $2,902, which has been charged to the 1997 tax provision. The increase reflects the Company's expectations about the utilization of certain of its NOL carryforwards before their expiration. Management believes that it will have sufficient taxable income in the future to make it more likely than not that the deferred assets net of the valuation allowance at December 31, 1997 will be realized.
     During 1997, the Company released into taxable income certain government grants whose recognition had been previously deferred. The recognition of income had the effect of reducing the NOL carryforward by $8,008. For income tax reporting purposes, the Company has net operating loss carryforwards that aggregate $18,570 at December 31, 1997. NOL carryforward periods vary from five years to indefinite, and the first NOL carryforwards begin to expire in 2002.
     Estimated provisions for foreign withholding tax have been accrued on unremitted earnings of international subsidiaries at December 31, 1997.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  RELATED-PARTY TRANSACTIONS

     The Company's borrowings from its parent (ATR) are as follows:

                                                                                                   DECEMBER 31,
                                                                                              1997               1996
         Borrowings by ASF (unsecured); interest rate in
              effect at December 31, 1997 was 12%.................................         $29,154            $26,501

         Borrowings by ATSS (subordinated); non-interest bearing..................           1,960              2,250

         Borrowings by ATSS; floating interest rate tied to
              official discount rate in Sweden....................................           1,265              1,451
                                                                                           -------            -------

         Total borrowings from parent Company.....................................         $32,379            $30,202
                                                                                           =======            =======

     Borrowings by ASF from the Company's parent (ATR) are for an indefinite period of time.
     The subordinated ATSS loan from the parent company is interest free and is classified in the statutory Financial Statements as a conditional Shareholders Contribution to be repaid upon demand from future available earnings. According to statutory legislation, this loan can be repaid to the parent company under certain conditions after decision at the Annual General Meeting of Shareholders.
     US&S relies on ATR/Finmeccanica for certain financial and management services. Such services include guaranteeing a $300,000 performance bonding facility (of which $119,411 was utilized at December 31, 1997). The Company pays fees to ATR/Finmeccanica for these services. The fees paid are calculated on the basis of the value of credit enhancement. The fee equals 1.0 percent per annum of the aggregate principal amount of credit enhanced by Finmeccanica and
0.50 percent per annum of any bond or letter of credit for which Finmeccanica provides an indemnity. For the years ended December 31, 1997, 1996 and 1995, fees were $204, $271 and $406, respectively.
     ATR/Finmeccanica has provided bid, advance payment, performance and retentions bonding of $165,177 for all subsidiaries of ASNV.
     Management expects ATR/Finmeccanica to continue to be provide these services, to the extent required, at least through 1999.
     SBU, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR through September 30, 1996. Effective October 1, 1996, ASF entered into agreements with ATR to continue to provide these services as well as to lease space at ATR's facilities through 1997, which term is extended on an annual basis unless terminated by either party. The cost of these services during the three month period ended December 31, 1996 and the year ended December 31, 1997 was $3,200 and $9,989 respectively. The Company anticipates the annual cost of these services to approximate $11,800.
     All of the allocations and estimates in the consolidated statement of operations are based on assumptions that management believes are reasonable under the circumstances. These allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if ASF had been operated as a separate entity; however, management believes the differences, if any, would not be material.
     ASF has been involved in a number of large turnkey projects with ATR. ATR acted as a prime contractor on such projects. The contracts require ATR to provide varied rail products and services, including signaling and automation of the signaling systems. In connection with the SBU contribution, ATR entered into formal subcontract agreements with ASF to continue providing these services on the incomplete contracts. For the years ended December 31, 1997 and 1996, ASF incurred costs on these contracts of some $12,623 and $22,851, respectively, and received revenues on these contracts of some $17,125 and $29,177, respectively.
     In addition, pursuant to an agreement effective as of November 1, 1995 through December 10, 1996, US&S provided management consulting services to ATR. For said services, US&S received a fee of $643 plus reimbursement of expenses.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. There were no gains or losses deferred related to foreign currency exchange contracts at December 31, 1997. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote and that such losses would not be material.


12.  GEOGRAPHIC SEGMENTS

     The Company operates principally in one industry: the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's operations can be broken down geographically as follows:

                                                                                    YEAR ENDED DECEMBER 31,
REVENUE                                                                      1997            1996               1995
         North America...........................................        $122,419        $150,325           $162,769
         Europe (a)..............................................         185,854         193,880            126,880
         Asia/Pacific............................................           9,952           9,295              9,698
                                                                         --------        --------           --------
         Consolidated............................................        $318,225        $353,500           $299,347
                                                                         ========        ========           ========

                                                                                    YEAR ENDED DECEMBER 31,
INCOME (LOSS) FROM OPERATIONS                                                1997            1996               1995
         North America...........................................         $(7,056)       $ (9,935)           $ 9,477
         Europe (a)..............................................           5,413         (18,465)             2,195
         Asia/Pacific............................................          (1,896)            266                229
         Corporate...............................................              14          (7,193)                 0
                                                                          -------        --------            -------
         Consolidated............................................         $(3,525)       $(35,327)           $11,901
                                                                          ========       ========            =======

                                                                                    YEAR ENDED DECEMBER 31,
IDENTIFIABLE ASSETS                                                          1997            1996               1995
         North America...........................................        $151,259        $149,088           $160,996
         Europe (a)..............................................         296,703         328,355            207,701
         Asia/Pacific............................................           9,204          10,064              9,365
                                                                         --------        --------           --------
         Consolidated............................................        $457,166        $487,507           $378,062
                                                                         ========        ========           ========

     (a) See footnote 1 regarding the acquisition of CSEE.

     In 1996, operating income included non recurring charges of $32,432 related to reorganization costs and the write off of in process research and development costs. These amounts are included in the following geographic areas:

                                                              REORGANIZATION COSTS           IN PROCESS R&D WRITE-OFF
         North America...........................................          $ 4,327                            $    --
         Europe..................................................            5,768                             15,144
         Corporate...............................................            7,193                                 --
                                                                           -------                            -------
         Consolidated............................................          $17,288                            $15,144
                                                                           =======                            =======


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  COMMITMENTS AND CONTINGENCIES

     The Company is a party to certain claims on work performed for certain transit authorities and railroads, and in the opinion of management, ultimate settlement of these claims will not have a material adverse effect on the results of operations or the financial position of the Company.


14.  PRIORITY SHARES AND OPTION AGREEMENT

     The Company and ATR have entered into an Option Agreement (the "Option Agreement") pursuant to which the Company has granted ATR an option to purchase all of the authorized Priority Shares of the Company for a price equal to the aggregate par value of such shares. The option granted to ATR pursuant to the Option Agreement may only be exercised in the event that an unrelated party acquires or announces a tender offer for 20% or more of the Company's outstanding common shares.
     In the event that ATR acquires the Priority Shares, ATR would be entitled under the Company's Articles of Association to nominate the members of the Supervisory Board and the Management Board. Such nominations would bind the holders of common shares unless the holders of two-thirds or more of the common shares voted to make nominations non-binding. If ATR acquires the Priority Shares and still holds at least one-third of the outstanding common shares, it will be able to make a binding nomination of the members of the Supervisory Board and the Management Board. Pursuant to the Option Agreement ATR has agreed that in the event it acquires the Priority Shares and subsequently its holdings of common shares fall below 25% of the outstanding common shares, the Company may repurchase the Priority Shares for no consideration.


15.  STOCK OPTION PLAN

     In 1996, the Management and Supervisory Boards of the Company approved a Long-Term Stock Incentive Plan (the Incentive Plan). The Incentive Plan is intended to (i) provide incentives and rewards to selected employees of the Company; (ii) assist the Company in attracting, retaining and motivating employees with experience and ability; and (iii) make the Company's compensation program competitive with those of other employers. An aggregate of 1,000,000 common shares has been reserved for issuance under the Incentive Plan.
     The following table summarizes all stock option activity in 1997 and 1996.

                                                         1996                                           1997

                                                                 WEIGHTED                                       WEIGHTED
                                                                  AVERAGE                                        AVERAGE
                                                                 EXERCISE                                       EXERCISE
                                                SHARES              PRICE                     SHARES               PRICE
Outstanding at beginning of year                    --                                       294,000               $7.50
Granted                                        294,000              $7.50                     20,000               $7.50
Forfeited                                           --              $7.50                   (145,500)              $7.50
                                               -------                                      --------
Outstanding at end of year                     294,000              $7.50                    168,500               $7.50
                                               =======                                       =======
Options exercisable at year end                     --                                        17,600               $7.50
                                               =======                                        ======
Weighted-average fair value of
         options granted during the year                  Less than $7.50                                Less than $7.50



     Of these options, 17,600 became exercisable in 1997 and 150,900 become exercisable in 1999.
     In 1996, the Company adopted SFAS No. 123, Accounting for Stock -Based Compensation, and elected to continue to account for such compensation under the provisions of APB 25. Therefore, no compensation


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

costs have been recognized for the stock. Had the Company elected to account for stock-based compensation under the provisions of SFAS 123, the effect on net income and basic/dilutive earnings per share would not have been material; accordingly, pro forma disclosures have not been included.


16.  GOODWILL, TECHNOLOGY AND OTHER INTANGIBLE ASSETS

     Goodwill, technology and other intangibles net of accumulated amortization consisted of the following:

                                                                                                  DECEMBER 31,
                                                                                             1997               1996
         Goodwill................................................                        $ 28,785           $ 40,698
         Technology..............................................                          11,675             13,465
         Other...................................................                           3,424              7,177
                                                                                         --------           --------
                                                                                         $ 43,884           $ 61,340
         Less Accumulated amortization...........................                         (10,767)           (18,963)
                                                                                         --------           --------
                                                                                         $ 33,117           $ 42,377
                                                                                         ========           ========

     The amortization expense for the years ended December 31, 1997, 1996 and 1995 was $3,080, $4,551 and $3,867 respectively.


17.  REORGANIZATION CHARGES

     The Company recorded restructuring charges of $10,095 in 1996 related to the rationalization of certain of the operations of the individual companies to take advantage of the Company's new world-wide organization. As of December 31, 1997, $4,160 of this reserve has not yet been spent. The charge relates primarily to involuntary separation and severance benefits related to displaced employees. The involuntary separation and severance benefits relate primarily to US&S's management employees whose positions have been eliminated and/or did not relocate from US&S's headquarters in Columbia, South Carolina to Pittsburgh, Pennsylvania and to employees of ASF working at the Company's facilities in Italy, as well as the elimination of redundant product lines.
     Costs of $7,193 incurred and accrued in 1996 to effect a combination accounted for by the pooling of interests method are also included as reorganization charges. (See Note 1). During 1997 costs of $1,584 were reversed, related to estimated costs which never materialized or were overestimated, (no costs remain as of December 31, 1997) which resulted in net cost of $5,609 to effect the combination accounted for by the pooling of interests method.


18.  PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)

     The following pro forma statements of operations give effect to the acquisition by Ansaldo Signal of 100% of CSEE as if such acquisition occurred on January 1, 1995.

                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        PRO FORMA STATEMENT OF OPERATIONS
                                ($ IN THOUSANDS)

                                                                            YEAR ENDED DECEMBER 31, 1995
                                                                                                           PRO FORMA
                                                                           COMBINED                         COMBINED
                                                           ANSALDO             CSEE                             ASNV
COMBINED STATEMENT OF OPERATIONS:                           SIGNAL        TRANSPORT     ADJUSTMENTS        UNAUDITED
Revenue............................................       $299,347          $94,109         $    --         $393,456
Cost of revenue....................................        236,858           67,792              --          304,650
                                                          --------          -------         -------         --------
              Gross profit.........................         62,489           26,317              --           88,806
                                                          --------          -------         -------         --------
Operating expenses:
         Selling, general and administrative.......         38,829           16,146           1,684 (1)       56,659
         Research and development-- net............         11,759            4,965              --           16,724
                                                          --------          -------         -------         --------
              Operating expenses...................         50,588           21,111           1,684           73,383
                                                          --------          -------         -------         --------
              Operating income (loss)..............         11,901            5,206          (1,684)          15,423
Interest expense...................................          4,562              262                            4,824
Other (income) expenses............................            340           (4,460)          3,697 (2)         (423)
                                                          --------          -------         -------         --------
              Income (loss) before income taxes
                  and equity in net earnings (losses)
                  of affiliates....................          6,999            9,404          (5,381)          11,022
Provision for (benefit from) income taxes..........          3,508            3,027          (1,146)           5,389
                                                          --------          -------         -------         --------
              Income (loss) before equity in net
                  earnings (losses) of affiliates..          3,491            6,377          (4,235)           5,633
Equity in net earnings (losses) of affiliates......          2,917             (424)         (2,917)(3)         (424)
                                                          --------          -------         -------         --------
              Net income (loss)....................       $  6,408          $ 5,953         $(7,152)        $  5,209
                                                          ========          =======         =======         ========

                          YEAR ENDED DECEMBER 31, 1996

                                                                                                        PRO FORMA
                                                          COMBINED              (A)                      COMBINED
                                                           ANSALDO             CSEE                          ASNV
COMBINED STATEMENT OF OPERATIONS:                           SIGNAL        TRANSPORT     ADJUSTMENTS     UNAUDITED
Revenue............................................       $353,500          $34,534         $    --      $388,034
Cost of revenue....................................        296,620           24,162              --       320,782
                                                          --------          -------         -------      --------
         Gross profit..............................         56,880           10,372              --        67,252
                                                          --------          -------         -------      --------
Operating expenses:
         Selling, general and administrative.......         47,971            7,618             842 (1)    56,431
         Research and development-- net............         11,804            2,578                        14,382
         Acquired in process research
              and development......................         15,144                                         15,144
         Reorganization............................         17,288               --              --        17,288
                                                          --------          -------         -------      --------
              Operating expenses...................         92,207           10,196             842       103,245
                                                          --------          -------         -------      --------
              Operating income (loss)..............        (35,327)             176            (842)      (35,993)
Interest expense...................................          6,101              176                         6,277
Other (income) expenses............................           (427)          (1,211)          1,111 (2)      (527)
                                                          --------          -------         -------      --------
              Income (loss) before income taxes
                  and equity in net earnings (losses)
                  of affiliates....................        (41,001)           1,211          (1,953)      (41,743)
Provision for (benefit from) income taxes..........         (2,714)           1,270            (344)       (1,788)
                                                          --------          -------         -------      --------
              Income (loss) before equity in net
                  earnings (losses) of affiliates..        (38,287)             (59)         (1,609)      (39,955)
Equity in net earnings (losses) of affiliates......           (608)             (58)             59 (3)      (607)
                                                          --------          -------         -------      --------
              Net income (loss)....................       $(38,895)         $  (117)        $(1,550)     $(40,562)
                                                          ========          =======         =======      ========

(A) First six months of 1996.


                              ANSALDO SIGNAL N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Recognition of goodwill expense on goodwill recognized and amortization expense on technology acquired in the purchase of CSEE.
     The transactions to increase the value of the Company's holdings in CSEE from 49% to 100% are considered under US GAAP to qualify as a step purchase transaction. As such, the excess of the purchase price over the fair market value of the assets acquired of $20,115 is accounted for as goodwill and is being amortized over 20 years. Additionally, the technology acquired in the transaction of $13,560 is being amortized over 20 years.

2.   Elimination of interest income derived from CSEE investments.
     The statement of operations includes $3,697 and $1,111 of interest income derived from CSEE investments held throughout the first six months of 1996 and all of 1995. If the transaction had occurred as of January 1, 1995, these investments would have been liquidated to allow CSEE to repurchase the outstanding shares of CS. The interest income, calculated at the average rate received by CSEE in the respective periods, and the related tax expense, calculated at the average rate for CSEE, have been eliminated.

3. Elimination of investment in CSEE and related equity in net income of CSEE. Prior to the merger, the Company's financial statements included 49% of CSEE net income within the statement of operations. The pro forma statement of operations eliminates the amount of equity income of CSEE to allow consideration of 100% of CSEE net income and assets and liabilities within the pro forma combined financial statements of Ansaldo Signal.


                              ANSALDO SIGNAL N.V.

      EXHIBIT                                                                                          PAGE(S) IN THIS
                                                                                                        ANNUAL REPORT
                                                                                                         ON FORM 20F
      NUMBER                                                                                             DESCRIPTION
     1.1          Articles of Association of Ansaldo Signal, incorporated by reference to
                  Exhibit 3 of the Registrant's Registration No. 333-6034 on Form F4.                         *
     1.2          Specimen Common Share Certificate of Ansaldo Signal, incorporated by
                  reference to Exhibit 4 of the Registrant's Registration No. 333-6034 on Form F4.            *
     2.1          Agreement and Plan of Merger, dated as of November 13, 1996, among Ansaldo
                  Signal, US&S, US&S Merger Sub and ATR (included as Annex A to the Proxy Statement/Prospectus), incorporated by reference to
                  Exhibit 2.1 of the Registrant's Registration No. 333-6034 on
                  Form F4. (Schedules to the Agreement and Plan of Merger have been omitted in accordance with Item 601(b)(2) of Regulation
                  S-K and a summary of such schedules provided in lieu thereof.
                  The registrant undertakes to furnish supplementally to the
                  Commission, copies of any omitted schedule on the request of
                  the Commission )                                                                            *
     2.2          Escrow Agreement between CS, ATR and Paribas dated June 28, 1996 (English translation), incorporated by reference to Exhibit 2.2 of the Registrant's
                  Registration No. 333-6034 on Form F4.                                                       *
     2.3          Put-Call Option Agreement between CS and ATR, incorporated by reference
                  to Exhibit 2.3 of the Registrant's Registration No. 333-6034 on Form F4.                    *
     2.4          Registration Rights Agreement, dated as of November 13, 1996, between
                  Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.1 of the
                  Registrant's Registration No. 333-6034 on Form F4.                                          *
     2.5          Preemptive Rights Agreement, dated as of November 13, 1996, between
                  Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.2 of the
                  Registrant's Registration No. 333-6034 on Form F4.                                          *
     2.6          Option Agreement, dated as of November 13, 1996, between Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.3 of the Registrant's
                  Registration No. 333-6034 on Form F4.                                                       *
     2.7          Services Agreement, dated as of October 1, 1996, between ATR and ASF
                  (English translation), incorporated by reference to Exhibit 10.4 of the
                  Registrant's Registration No. 333-6034 on Form F4.                                          *
     2.8          Bonding Support Agreement, dated as of November 13, 1996, among
                  Finmeccanica, ATR and Ansaldo Signal, incorporated by reference to
                  Exhibit 10.5 of the Registrant's Registration No. 333-6034 on Form F4.                      *
     2.9          Credit Support Agreement, dated as of November 13, 1996, among
                  Finmeccanica, ATR and Ansaldo Signal, incorporated by reference to
                  Exhibit 10.6 of the Registrant's Registration No. 333-6034 on Form F4.                      *
     2.10         Consent of Price Waterhouse LLP                                                            59
     2.11         Consent of Price Waterhouse S.p.A.                                                         60
     3.0          The Registrant agrees to furnish a list of its subsidiaries including, as to each subsidiary, its country or other jurisdiction of
                  incorporation or organization, its relationship to the Company and the percentage of voting securities owned or other basis of control by its immediate parent, if any, to the Securities and Exchange Commission.

     *  Previously filed, incorporated herein by reference.

                              ANSALDO SIGNAL N.V.