Form 20-F
period 1998-12-31
ANSALDO SIGNAL NV
filed 1999-06-29
CIK 1027228

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the Fiscal Year Ended: December 31, 1998
                                     0-28988
                            (Commission file number)

                               ANSALDO SIGNAL N.V.
             (Exact name of registrant as specified in its charter)

                                 The Netherlands
                 (Jurisdiction of incorporation or organization)

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

                               Title of each class
                Common Shares with a par value of NLG 0.01 each

                   Name of each exchange on which registered
                                     NASDAQ


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

                              Item 17 ___ Item 18 X

TABLE OF CONTENTS

                                                                            Page
PART I
ITEM 1   Description of Business..........................................    3
         ITEM 2     Description of Property ..............................   15
         ITEM 3     Legal Proceedings.....................................   15

         ITEM 4     Control of Registrant.................................   16
         ITEM 5     Nature of Trading Market..............................   16
         ITEM 6     Exchange Controls and Other Limitations Affecting
                      Security Holders....................................   17
         ITEM 7     Taxation..............................................   17
         ITEM 8     Selected Consolidated Financial Data..................   20
         ITEM 9     Management's Discussion and Analysis of Financial
                      Condition and Results of Operations.................   20
         ITEM 9A    Quantitative and Qualitative Disclosures about
                      Market Risk.........................................   30
         ITEM 10    Directors and Officers of Registrant..................   31
         ITEM 11    Compensation of Directors and Officers................   33
         ITEM 12    Options to Purchase Securities from Registrant
                      or Subsidiaries.....................................   33
         ITEM 13    Interest of Management in Certain Transactions........   33

PART II
         ITEM 14    Description of Securities to be Registered............   36

PART III
         ITEM 15    Defaults Upon Senior Securities.......................   36
         ITEM 16    Changes in Securities and Changes in Security
                      for Registered Securities ..........................   36

PART IV
         ITEM 17    Financial Statements..................................   36
         ITEM 18    Financial Statements..................................   36
         ITEM 19    Financial Statements and Exhibits.....................   36

                                                                  Ansaldo Signal

                                     PART I

Item 1.  Description of Business

     General

     Ansaldo Signal N.V. ("Ansaldo Signal" or "the Company") is a worldwide supplier of signaling, automation and control systems, related products and services. The Company offers a variety of management functions for railroad and mass transit operations, including:

     o Automatic train control ("ATC") and automatic train protection ("ATP") systems for rail based mass transit and railroads, including high speed lines, to provide safe train operation;
     o Automatic train operation ("ATO") systems for rail based mass transit and railroads, including high speed lines, to automate non-vital supplementary processes;
     o Centralized traffic control ("CTC") systems, network management control systems, and other operations management systems to provide efficient train operations;
     o Automatic Train Supervision ("ATS") systems for rail based mass transit to integrate all supervisory functions of system operation, including CTC, wayside signaling, automatic vehicle identification and voice and data communications, and to interface with existing supervisory control and data acquisition systems;
     o    Marshalling/classification yard control systems;
     o Wayside and onboard instrumentation and other products that are essential elements of the Company's systems; and Related services such as engineering design, maintenance and training.

     The Company serves customers throughout the world in the railroad and rail mass transit industries. Its systems, products and services are designed to enhance the safety, productivity and efficiency of its customers' operations by providing system-wide control, discrete segment control and management information. The Company's state-of-the-art technologies incorporate software and fail-safe design into computerized controllers, workstations and other devices. These devices measure, monitor and manage numerous variables and conditions to help customers achieve optimal safety and efficiency. The Company has developed a large installed base of its systems from which it is able to derive revenues through additional direct sales and installation, as well as the sale of upgrades, enhancements, replacement parts and services.

     The Company operates primarily through three principal subsidiaries that accounted for approximately 97% of the Company's revenues in 1998. The three main subsidiaries are:
     o Ansaldo Segnalamento Ferroviario S.p.A. ("ASF"), an Italian corporation with facilities in Genoa, Naples, Tito and Torino;
     o CSEE Transport S.A. ("CSEE"), a French corporation with facilities in Paris and Riom; and
     o Union Switch & Signal Inc. ("US&S"), a Delaware corporation with facilities in Pittsburgh, Pennsylvania and Batesburg, South Carolina.
The Company's other subsidiaries are Union Switch & Signal Pty. Ltd. ("US&S PTY"), an Australian corporation with facilities in Brisbane, Perth and Kuala Lumpur; AT Signal Systems AB ("ATSS"), a Swedish corporation with facilities in Spanga; AT Signalling (Ireland) Ltd. ("ATI"), an Irish corporation with facilities in Tralee; and Union Switch & Signal Pvt. Ltd. ("US&S PVT"), an Indian company with facilities in Bagalore.

     Historical Overview

     The Company was incorporated on November 13, 1996. The Company's shares began trading on the NASDAQ National Market on December 11, 1996. The Company was formed to combine the railway signaling and automation business investments of Ansaldo Trasporti S.p.A., an Italian corporation ("ATR"). ATR is 55.5% owned by Finmeccanica S.p.A., an Italian corporation ("Finmeccanica"), which is in turn 61% owned by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"). The publicly held shares of ATR and Finmeccanica are traded on the Italian automated stock exchange.

     The origins of the Company's signaling activities can be traced to the very beginning of the railway signaling and automation industry. George Westinghouse founded The Union Switch & Signal Company in 1881 to commercialize the "closed loop" track circuit technology, which remains the basis for much of today's railway signaling throughout the world. Since that time, the Company's primary operating companies -- US&S, ASF and CSEE - each of which has a long history of involvement in the signaling industry, have played key roles in the evolution of rail signaling and control technologies, having contributed a number of "firsts" and other significant developments to the railway signaling and control industry, such as:

                                                                  Ansaldo Signal

     o    Alternating Current (AC) track circuit (1903)
     o    Inductive train control (cab signaling)(1923)
     o    Remote controlled gravity hump yard (1924)
     o    Coded track circuit (1934)
     o    Coded carrier CTC (1942)
     o    Computer aided dispatching ("CAD") (1966)
     o    Signaling system for the TGV, the high speed French rail line (1981)
     o    Microprocessor based vital interlocking controller (1985)
     o    CTC/CAD consolidation (1987)
     o    Profile Cab Signaling System (1993)
     o    Digital Signaling System for the TGV (1993)
     o    Driverless metro (North America) (1995)
     o    Low Traffic Density Radio Block Signaling (1996)
     o    High Speed Train Set ATP (USA) (1997)
     o    Intermittent Plus Continuous Cab Signaling System (1998)
     o    Consolidated transit operations control center (USA) (1998)
     o European Rail Traffic Management System ("ERTMS") Level 1 implementation (1999)

     The Company's recent product developments include the TVM(Trademark) 430 family of products, which are the basis for automatic train control systems for the current generation of France's high-speed TGV (Train a Grande Vitesse) as well as other high speed lines throughout the world; the ACC/SARA(Trademark) microprocessor based interlocking technology for large scale and complex interlockings; and the L12,000 series discontinuous ATP systems. In addition, the Company has combined intermittent and continuous cab signaling technologies with balises (transponders) for cost-efficient added functionality in train control and developed a distributed "central control" non-vital logic architecture for increased efficiency in overall system control. In 1998, the Company began the first up-grade to implement the ERTMS.

     Complementing the Company's systems capabilities is a broad range of products that measure, indicate or control variables such as speed, temperature, location and spacing. In addition, the Company offers a broad, well-established line of ground equipment such as signals, point machines which route trains from one track to another and track circuits that detect train presence in a given section of track. The Company's on-board products, such as its lines of cab signaling made for both North American and European standards, usually incorporate software.

     Industry Overview

     The railway signaling and automation market has traditionally included all systems, equipment and services used to monitor and manage the safe movement of railroad and rail mass transit vehicles. In recent years, the market has expanded to include process automation to move goods and passengers both safely and efficiently through railroad or rail mass transit systems. Increasingly, customers request fully integrated control, automation and business solutions encompassing not only signaling control systems, instrumentation devices and advanced software applications, but also other disciplines such as data management systems. Customers are also requiring professional services, such as those related to predictive diagnostics and system validation requirements.

     Markets. Railway signaling equipment, systems and services are used throughout the world by freight railroads, passenger railroads (conventional and high speed) and passenger mass transportation systems (trolley or "light" rail and metro or "heavy" rail). Their railway signaling and automation requirements vary widely, from a few control functions and only several trains per day to operations which require thousands of measurement and control points, and control thousands of train movements per day integrated in one centralized control system. Multiple or distributed control offices may also be linked via data communication channels. At the highest level of sophistication, certain systems or functions may be unmanned; that is, responsibility for the operation will rest entirely with the signaling and control system. Geographically the principal markets addressed by the Company are North America (principally the United States), Europe (principally Italy, France, the United Kingdom, Spain and Sweden) and Australasia (principally China, Hong Kong and Australia).

     Systems Technologies. Traditional railway signaling systems have used the fixed block track circuit as the basic means for detecting the presence of a train. Once the train's presence has been detected, a variety of other devices linked to the basic track circuit system and physically distributed throughout the network will, through the application of predetermined logic principles, request certain actions and issue certain commands to enforce safe operation or maximize efficiency. The track circuit systems, as well as the associated logic, may be implemented through vital or fail-safe relays and more recently through microprocessor-based devices. Such track circuit systems may be linked to the rail vehicles using continuous or discontinuous cab signaling networks, and to supervisory centers by radio or dedicated phone-line digital communications systems. In this

                                                                  Ansaldo Signal

way, the thousands of controls and the millions of bits of data generated by the control system can be integrated on-line, on a real-time basis. This information is typically presented to dispatchers and other supervisory personnel in easy-to-use graphic displays that enable them to make operational and emergency decisions as required.

     Many control decisions are now made by "smart" devises and/or systems which have been developed over the past several years by incorporating microprocessor technology within wayside or on-board field devices or through artificial intelligence capabilities within supervisory control offices. These devices and systems permit a faster response to changes in operating conditions because the communication of certain signals to or from a particular device or a control room is no longer required or the need for human intervention is eliminated.

     Increasingly, railroad and rail transit operators are exploring the potential of emerging alternatives, such as communication-based signaling systems, to traditional track circuit based signaling and automation systems. Communication-based rail signaling and automation systems permit field devices to be minimized but rely more heavily on high level software. In these systems, other devices that do not use the rails as a means of train detection implement the train location function previously provided by the track circuit. A sophisticated form of radio transmission often provides the medium for data communication. Two basic approaches have emerged in this trend, one that is wayside based and one that is vehicle based.

     Component Products. Devices such as signals, controllers, switch machines, vital relays, telemetry equipment and vital and non-vital logic emulators may be sold as part of a complete railway signaling system or may be marketed and sold separately as products. This equipment, both on-board and wayside, is typically incorporated in the signaling system to provide measuring, sensing, analysis, actuating and regulation of some part of the operation of the network and to perform internal system control and diagnostics.

     Recent trends. An increasingly important portion of virtually every signaling and automation system is the specialized software needed to drive all parts of the system. As control systems become more complex and dependent on software, they also become a more important element in assuring economic efficiency through overall rail network automation and management. Suppliers have begun to take advantage of the opportunity to act as their customers' systems integrators and to provide related services and software that address efficiency and economic benefits.

     Factors driving the demand for rail signaling and automation include increasing congestion in urban and suburban areas throughout the world, increasing development by less developed countries, environmental and other limitations on expansion of highway networks and numerous other factors. To deal with these forces, improved rail signaling and automation have emerged as the least expensive method for increasing the capacity ("throughput") of environmentally friendly rail systems.

     Although private funding by the freight railroads is important, the railway and transit industry is dependent upon the availability of public funding for infrastructure investment throughout the world: Federal and transit authority funding in the United States; transit authorities and State-owned railroad funding in the rest of the world. Whenever public funding declines, there is a tendency for price competition to increase. Accordingly, a change in government policies or an adverse economic environment (such as that which has occurred in Southeast Asia) in any of the regions or principal countries in which the Company does business can have an adverse effect upon the Company's business.

     Business Segment Information

     The Company operates principally in one industry: the design, engineering, production, distribution and after-sale service of integrated rail-based signaling, automation and control systems and related component products and services. The Company offers its systems, technologies, products and services worldwide to two principal customer groups: the mass transit industry and the railroad industry. Based upon an analysis of competitors' revenues, management estimates the size of the market in which it presently participates to be, in the aggregate, approximately $4.8 billion annually. Ten to twelve principal suppliers normally compete for their share of this business.

     In the railroad market, the Company has an established position in Europe (where passenger railroads are most prevalent) through ASF and CSEE, and in the United States, where freight railroads are the dominant factor, through US&S. In the rail-based mass transit market, the Company has sold its equipment and systems for mass transit networks around the world. In the United States, Italy and France, most operators of rail-based mass transit systems are customers of the Company's subsidiaries.

     The Company manages its business through its operating subsidiaries, each of which is strategically located to respond to regional customers' requirements. Each subsidiary addresses its home market and selected international markets. The

                                                                  Ansaldo Signal

Company has three major operating subsidiaries: US&S in the United States, ASF in Italy and CSEE in France. The Company's other subsidiaries are located in Australia, Sweden, Ireland and India.

     The European markets for the company's commercial offerings are served principally by ASF, CSEE and ATSS. The Americas' markets are principally served by US&S. The Australasian and African markets are generally addressed by CSEE, US&S and US&S PTY. ATI serves the limited market in Ireland.

     Relevant financial information relating to the Company's business segments is detailed in Note 12 of the Notes to Consolidated Financial Statements.

     US&S. In the United States and Canada, the Company, through its largest subsidiary US&S, offers a broad line of systems and products to the major operators of heavy and light rail mass transit systems, the Class I freight railroads and passenger rail systems.

     In the metropolitan mass transit market, in 1998 US&S reinforced its position in the ATC market by winning contracts from the Delaware River Port Authority, the Metropolitan Atlanta Rapid Transit Authority and the Miami-Dade County Transit Authority. During 1998, US&S was deeply involved in work for the New York City Transit ("NYCT") based on the $128.4 million contract it won at the end of 1997 to provide an automatic train supervision ("ATS") system. In addition, the Company, in partnership with Matra Transport International, signed an agreement to design and demonstrate a communications-based train control ("CBTC") system for NYCT, which has announced that it will implement CBTC technology on its entire system during the early part of the next century.

     US&S is a major participant in the market for products and systems purchased by the Class I railroads. The Class I railroads account for approximately 91% of North American rail freight revenue according to Railroad Facts, 1998 Edition. In the passenger rail market, US&S signed a contract in 1998 to provide an ATC system for the commuter railroad lines of New Jersey Transit that combines the Company's continuous and intermittent cab signaling technologies. US&S is also active in Amtrak's Northeast Corridor Project, currently providing high-speed four-quadrant gate crossings and other products. US&S's enhanced system addressing the new United States' "Advanced Speed Enforcement System" is being considered for application on the Northeast Corridor after successful testing and installation on an NJT test track.

     The Company's business in the United States depends in part upon government funding for rail infrastructure investment. The Transportation Equity Act for the 21st Century ("TEA-21") was signed into law in June 1998. TEA-21 is the largest infrastructure-funding bill ever enacted in the United States. TEA-21 includes $42 billion for transit projects, of which $36 billion is guaranteed. Part of this federal funding has been earmarked for capital projects relating to the Amtrak urban rail transit system.

     Although not government owned, the US Class I railroads are influenced by the availability of government funding. TEA-21 provides for an increase of approximately 55%, or $50 million, in the amount of funds dedicated annually to installing grade crossing warning devices on freight railroad lines. In addition, investment by the Class I Railroads has grown slightly each year over the past several years.

     US&S also serves selected international markets, including the United Kingdom where the national railroads have been privatized. The Company's position as the largest non-local signaling supplier in the United Kingdom was further solidified when US&S was named preferred bidder for network management centers to control conventional and high speed passenger and freight traffic on the West Coast Main Line of Railtrack PLC, an infrastructure improvement program expected to extend over 10 years. The Company was subsequently awarded a contract, valued at $2.75 million, for the design phase of one such center system. US&S is also involved in a turn-key project in Copenhagen to provide a highly sophisticated signaling system which will allow fully automated driverless operation.

     In Asia, US&S has a $22 million contract to provide an automation and control system (ATP/ATO) for the Shanghai metro line 2. US&S is submitting new proposals to equip the other lines of this developing subway system with similar technology. The Company has ATC contracts in Korea for a portion of the Seoul metro and also markets its systems, products and services in Taiwan.

     ASF. ASF is focused on serving the needs of the Italian national railway ("FS") and the major operators of suburban and metro passenger systems within Italy. In addition, the Company is a major supplier to the consortium that is currently constructing the Italian high-speed rail system. In Italy, the Company is capable of supplying a full line of locally designed and manufactured railway signaling equipment and systems and furnishing related services.

                                                                  Ansaldo Signal

     ASF has been involved in a number of large turnkey projects where the Company's majority shareholder, ATR, is the prime contractor. The contracts require ATR to provide varied rail products and services, including signaling and automation systems. In connection with the formation of the Company, ATR entered into formal subcontract agreements with ASF to continue providing these services on the contracts in process at the time the Company was formed. See
Note 10 of Notes to Consolidated Financial Statements.

     During 1998, ASF consolidated its presence in the automatic train control market in Italy by winning ATC contracts from the FS for its new integrated on-board system ($23 million), which will bring the FS toward compliance with emerging ERTMS standards. Through ERTMS standards, the European Union is seeking to harmonize the standards for all European railroads. In addition, the Company reinforced its position as the main Italian supplier of large and small interlockings with contracts for the Naples junction ($33.4 million) and for local railway at Trento Male ($11.5 million). During 1998, ASF also strengthened its presence in the CTC market, winning the fifth contract for a state-of-the-art CTC Grande Rete project related to the Bologna-Brennero line ($21.9 million). The Naples metro also awarded to ASF an ATS contract valued at $8.6 million.

     ASF also focused on several major ongoing contracts in 1998, including completion of the CTC Grande Rete design phases and prototype construction, the installation of electronic devices and initial testing for the ACC Roma Termini project, and the manufacture of station management equipment for the Roma-Napoli high speed line.

     Virtually all of the revenues of ASF are derived from programs that are dependent, in whole or in part, on public sector funding by various Italian and, to a lesser extent, European governmental authorities.

     CSEE. CSEE serves the needs of the French national railway, the Paris Metro and other major operators of suburban and metro passenger systems within France and the European Union as well as selected export markets, primarily in Hong Kong and China. In addition to offering a full line of rail signaling and automation equipment, systems and services in France and the European Union, CSEE is the primary supplier of ATC equipment and systems for the TGV high-speed passenger lines of France and the Channel Tunnel. In the other parts of Europe CSEE is also active, including in Spain, in Portugal where it is supplying the ATP/ATO system to the Lisbon metro, and in the United Kingdom where it is involved in Railtrack's signaling replacement program.

     CSEE is active in China through its joint venture with the Beijing Railway Signal Factory and has recently won various contracts for the provision of track circuits which measure and control the variables that affect the safe and efficient operation of the railroad. CSEE also reinforced its presence in Hong Kong in 1998, winning a $19.4 million contract to provide the Mass Transit Rail Corporation with a station management system with supervisory control capabilities.

     Other Units. US&S PTY provides application engineering and integration services for railway signaling and automation equipment, and in 1998 won contracts for cab signal systems from Queensland Rail and Hamersley Iron as well as supporting other initiatives in Asia. Also in 1998, the Company took steps to expand in Australasia by establishing a subsidiary in India and a collaborative relationship in Malaysia. The Company's other subsidiaries operate in Europe. ATSS supplies intermittent ATP systems to its affiliates as well as to customers in Scandinavia, and ATI serves both Irish Rail and the Dublin Metro.

     Principal Products and Services

     The Company derives its revenues principally from the sale of the following systems, products and related services:

     Automatic Train Protection Products. The Company's broad line of ATP and ATC product offerings include its ACC/SARA(TM) interlocking controller-based system for large-scale interlockings; its TVM(TM) family of products for high speed and urban and suburban lines; and its Microlok(R) and Microtrax(R)-based systems for small and medium interlockings and for conventional railroad lines. These products are designed to be fail-safe, and are used to control traffic at stations and through crossovers and interlockings to provide positive enforcement of braking and speed commands, to locate trains with precision and to provide track occupancy information to other trains and to a central office. The Company's ATP product offering consists of several important elements including control and field interaction devices, operator interface consoles, multi-level communications capability, engineering and configuration tools and application solutions.

     Automatic Train Operation Systems. The Company's ATO systems offerings provide the automatic control for those functions that occur at speeds below the maximum safe speed, providing acceleration, deceleration, jerk-control, station stops and door operations. The ATO subsystems perform on-board non-vital functions such as speed regulation, programmed stopping and performance level regulation. The ATO subsystems also report vehicle health status to the central control offices. These functions are classified as non-vital because they are not directly responsible for safe train movement.

                                                                  Ansaldo Signal

     Centralized Traffic Control, Operations Management and Marshalling Yard Control Office Systems. These systems and related services enhance management's ability to operate a railroad or transit system effectively and efficiently by providing supervisory control capabilities. They are non-vital systems that are capable of being superimposed on an underlying vital system. The most significant of these products include centralized traffic control systems, which control traffic along rail lines; supervisory control and data acquisition ("SCADA") systems, which monitor and control ancillary subsystems such as ventilation, emergency services, lighting, communications, etc.; operations management systems, which integrate CTC and SCADA with some or all of the operator's management information database; and marshalling yard control systems, which allow the fast, efficient, automated assembly of trains.

     Wayside and On-board Products. The Company offers a broad line of wayside and onboard products for the measurement and control of the many variables that affect the safe and efficient operation of a railroad or rail mass transit system. These products are often furnished directly to railroads, rail based mass transit operators and other suppliers of signaling and control systems for incorporation into systems of their design. These products also may be furnished as part of the ATC, CTC and other systems supplied by the Company. Examples of these products include various series of track circuits, fail-safe relays, hot box detectors, end-of-train monitors, electronic treadles, radar units, intermittent balises, timers, logic emulators, wheel detectors and optical signals. In addition, the Company offers various component products that enhance the efficiency or safety of railroad and rail based transit operations, such as gate mechanisms and point machines for use in marshalling yards and on mainline operations.

     The Company's product offerings include a variety of microprocessor based functions such as diagnostics, troubleshooting, and calibration which permit remote control and monitoring via analog or digital communication links.

     Related Services. The Company provides two types of services: systems-related services and product-related services. Systems-related services include system design and application engineering, installation and start-up assistance, ongoing maintenance, repairs and service and training. Product-related services include product application analysis, ongoing maintenance, repair, and calibration services. The Company offers a variety of design and application software packages and services that assist customers in meeting application-specific needs and demands by government regulators.

     Recent Initiatives. The Company has completed its implementation of an initiative to redesign operating processes at the subsidiary level to reduce rework and internal cycle times. Subsidiary-level redesign teams examined Company processes, identified inefficiencies and assigned process action teams to develop and implement redesign plans. US&S began this process in early 1997; ASF began the process late in 1997. In 1998, CSEE achieved the downsizing and refocusing of its marketing and sales structure which resulted in a reduction in operating expenses of approximately $1.4 million compared to 1997. CSEE also put in place a new operational organization to improve project management by optimizing strategic key skills and resources.

     Research and Development

     The Company invests in research and development and expects to continue to do so, with the assistance where available of government and customer funding. The Company is focussing on research and development to upgrade its main product groupings to "next generation" technologies. Specifically, the Company is performing research and development relating to the ERTMS standardization initiative, the Advanced Speed Enforcement System initiative in the United States, and communications based signaling.

     Reflecting the growing trend of cross-migration of advanced technologies between European and United States customers, the Company is adapting products of US&S to comply with relevant European standards, such as the CE markings directive and CENELEC (The European Center for Norms for Electronics). In addition, system architecture and software are being updated for traffic control, information processing and automatic traffic planning. The Company is also adapting technologies developed by its European subsidiaries for application in the North American markets. In 1998, the Company began the introduction of its ATSS-developed ASES system into North America with its first application at New Jersey Transit, and on Amtrak.

     To achieve "next generation" products and systems in the most efficient manner, the Company currently is rationalizing its offerings of various systems. The implementation of this initiative includes the design of template architectures, based upon the Company's most advanced hardware platforms, for the Company's various systems offered worldwide by its subsidiaries. Consequently, the Company is undertaking research and development to improve connectivity among its hardware platforms, to modularize them for optimal use in disparate applications and to standardize software tools for developing those applications. Implementation of this strategy is managed by the operating subsidiaries, which are close to their customers and thus able to define the needs of their local markets.

                                                                  Ansaldo Signal

     For the years ended December 31, 1998, 1997 and 1996, respectively, the Company's expenditures for research and development were $7.0 million, $10.0 million and $11.8 million, representing 2.0%, 3.1%, and 3.3% of total revenues, respectively. In addition, the Company engages in customer and government funded research and development on a regular basis. In 1998 and 1997 the Company incurred an additional $5.5 million, and $7.2 million, respectively, of research and development expenditures not shown on the income statement which were funded by government grants. Total internal and externally supported research and development expenditures for 1998 and 1997 were $12.5 million (3.5% of revenues) and $17.2 million (5.4% of revenues), respectively. In addition, research and development also may be performed pursuant to contract requirements, in which case the expenditures are considered cost of revenue.

     Sales and Marketing

     The Company markets and sells its products and services worldwide according to its one company / one country strategy. Following this strategy, each subsidiary is responsible for leading the Company's marketing, bidding and project management activities in an exclusive designated territory or, in select countries, in an exclusive market segment. The Company also maintains a network of over 25 international sales representatives throughout the world in local markets in which the Company does not directly operate.

     The Company's Marketing Committee coordinates the global marketing effort by identifying market requirements for the Company's systems and products, quantifying and prioritizing customer needs to guide the Company in its development and marketing efforts, and facilitating information exchange between the operating subsidiaries to optimize use of existing products in bids.

     Employees

     As of May 31, 1999, the Company had 2,373 employees worldwide.

     The Company's French and Italian work forces are compensated on the basis established by certain national and regional agreements between various employer associations and trade unions. In the North American and Australasian regions, workers are not covered by any collective bargaining agreements. French workers participate in a two-tiered Company sponsored profit-sharing plan. The first tier is mandatory under French law; the second tier is negotiated under a collective bargaining arrangement. Both plans provide monthly benefits determined by the employee's length of service. As permitted under applicable law, such plans are unfunded. Overall, the Company believes that its relations with its workforce are satisfactory.

     Patents and Trademarks

     As of December 31, 1998, the Company owned approximately 108 U.S. patents and 49 non-U.S. patents based thereon; 19 French patents and 172 non-French patents based thereon; 14 U.S. patent applications pending with 13 non-U.S. patents pending based thereon; and 2 French patent applications pending with 15 non-French patents pending based thereon. In accordance with the Company's strategy in regard to these patent assets, many U.S. and foreign patents and patent applications have been dropped, significantly reducing patent-related costs such as legal fees and patent maintenance fees. The Company also relies on a combination of copyright, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in certain of its products and processes. The Company intends to continue to seek patents on selected inventions used in its products and manufacturing processes. Although in the aggregate its patents are of considerable importance in the operation of its business, it is the opinion of the Company that no patent related to a particular product is of material importance when judged from the standpoint of the Company's total business.

     The name "Union Switch & Signal" and the symbol represented by an intertwined US&S are registered trademarks in the United States and many other countries. The names "CSEE Transport" and "Ansaldo" are registered trademarks in France and Italy, respectively, and in many other countries.

     The Company believes that due to the increasing pace of technological change in the railroad and rail based mass transit signaling, control and automation industry, the technical expertise and experience of the Company's personnel, new product development, product performance and market recognition will be factors as important as legal protection of its proprietary information in determining the Company's competitive position. Without legal protection, however, competitors may copy information that the Company regards as proprietary to develop products competing with the Company's products. In addition, the laws of some countries where the Company sells its products do not protect proprietary rights in products and technology to the same extent as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.

     Significant Contracts

                                                                  Ansaldo Signal

     A material part of the Company's business is its performance of large systems contracts for both railroad and mass transit customers. The Company has historically performed many such contracts. However, as these contracts are fixed price, multi-year obligations and involve extensive customization, they expose the Company to the risk of cost overruns.

     The Company is currently actively engaged in executing several such large contracts, including notably the following:

         CTC Grande Rete (Italy). In early 1998, ASF began work on a $139 million contract for six network management control centers making up a large network automation project for the FS utilizing both new and existing communication links.

         New York City Transit. In the first quarter of 1998, US&S began work on a $128.4 million contract to supply NYCT with an automated centralized signaling and control management system. Approximately $85 million of this contract has been subcontracted by US&S, including principally installation and software, but US&S remains liable for the timely and proper performance of such work.

          Copenhagen Mini-metro. In 1997, ATR subcontracted to US&S for $26.6 million the signaling, control and automation system for driverless operation of the mini-metro.

     Competition

     The railroad and rail based mass transit signaling, control and automation industry is highly competitive globally. Several companies compete with all portions of the Company's product line. Competitors include divisions and subsidiaries of major international companies with substantial financial resources, whose primary activities are in other fields, including Siemens AG, DaimlerChrysler AG (Adtranz), Alcatel SA, Alstom SA, and Invensys plc (formerly BTR plc and Siebe plc), as well as Harmon Industries, Inc., an independent company. The Company also competes from time to time in some specific systems applications with specialized systems suppliers. With respect to sales of most instrumentation and other component products, competition is fragmented and includes both full-line and specialty suppliers.

     The Company competes principally on the basis of quality and reliability, its experience and knowledge of its customers' requirements, applications expertise, technological innovation, ease of system configuration, product performance, engineering support, availability of after-sale service and customer training, as well as price. The industry has entered into a period of consolidation, strengthening the Company's traditional competitors, while non-traditional competitors, particularly those with software expertise, have entered the market for certain product lines. The Company believes that competition in the railroad and rail based mass transit signaling, control and automation industry will intensify in the future.

     Risk Factors Relating to the Company and Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

     ---------------------------------------------------------------------------

     This document contains "forward-looking" statements within the meaning of the federal securities laws of the United States. These forward-looking statements include, among others, statements concerning the Company's expectation that investment by the Class I Railroads will remain stable or continue to increase slightly in coming years, the Company's expectation that it will continue to invest in research and development with the assistance where available of government and customer funding, the Company's belief that competition in the railroad and rail-based mass transit signaling control and automation industry will intensify in the future, the Company's anticipations regarding capital expenditures for 1999, management's expectation that it will be able to put new credit facilities in place in 1999, management's expectations that services, bonding and financial support currently provided by Finmeccanica and ATR will continue in 1999 and 2000, management's belief that there is only a remote and non-material risk that the Company will need to replace, at current market rates, foreign currency exchange contracts due to a default by a counterparty, the Company's expectation that short-term, floating interest rates will not vary materially from historical patterns in 1999, the Company's anticipated completion of a Year 2000 data conversion by the middle of 1999, the Company's belief that the vast majority of both its IT and its non-IT systems will be Year 2000 compliant, management's belief that conversion to the Euro will not have a material effect on the Company's financial conditions or results of operation and management's belief that the results of adopting SFAS No. 133 will not be material to the Company's financial position or results of operation. Actual results and performance of the Company could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of known and unknown risks.

     Among the important factors that could prevent the Company from achieving its goals - and cause actual results to differ materially from those expressed in the forward-looking statements - include, but are not limited to, the following risk factors: (i) reliance on various financial and other support provided by Finmeccanica and its affiliates, (ii) uncertainty of the Company's ability to refinance payments on debt at maturity on terms as favorable as the terms of its existing indebtedness, or

                                                                  Ansaldo Signal

at all, (iii) reliance on programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities, (iv) the unpredictability in terms of the cost and time of software development or customization, including those errors or defects on new or enhanced versions containing more sophisticated levels of technology,
(v) adverse economic conditions in key markets that could adversely affect sales by companies in the railway signaling, automation and control sector, including the company's subsidiaries, (vi) reliance on sales to national railways, (vii) potential loss of protected markets in Italy and France as a result of various European Union directives, (viii) the competitive nature of the industry, (ix) uncertainty of new product development to meet changing, increasingly sophisticated, customer needs and industry realignment, that anticipate and respond to technological changes in the automation and control market and that achieve market acceptance, (x) the risk of foreign exchange rate fluctuations,
(xi) changes in laws and policies affecting trade and investments, (xii) potential difficulties in protecting shareholder rights and in enforcing civil liabilities, (xiii) fluctuations in operating results due to the number, size and timing of long-term contracts awarded during a particular period, (xiv) uncertainty of protection of proprietary information in certain countries, (xv) potential conflicts of interest between the Company and ATR, (xvi) the potential problems associated with the Year 2000, (xvii) the potential problems associated with introduction of the Euro, (xviii) potential downturns in general economic conditions, (xix) timely completion within budget of long term fixed-price contracts, especially those requiring extensive software customization, and (xx) the instability of foreign economies and governments, particularly in Asia.

     These and other risks and uncertainties affecting the Company are also discussed in other filings by the Company with the United States Securities and Exchange Commission.

     Reliance upon Finmeccanica Resources. As part of the worldwide Finmeccanica group, the Company, and historically certain of its European subsidiaries and US&S, have benefited from various financial and other services provided by Finmeccanica and its affiliates, including ATR. Such services have included direct borrowings from ATR and arrangement of short-term debt financing guaranteed or otherwise enhanced. Borrowings from ATR were $26.3 million as of December 31, 1998. In addition, ATR and Finmeccanica each provided a comfort letter to Cofiri SpA, a subsidiary of IRI, to provide the Company a line of credit under which $50 million was outstanding on December 31, 1998. Such services have also included indemnification of issuers of performance bonds and letters of credit required under systems contracts. As of December 31, 1998, Finmeccanica and ATR provided support for outstanding bonds and letters of credit aggregating $290.5 million. Such arrangements have enabled the Company to obtain the bonding and financing necessary for the conduct of its business at the lowest available cost. Finmeccanica and ATR have agreed to provide sufficient guarantees and financing support for the operation of the Company and its subsidiaries until March 2000. The repayment of any present or future indebtedness to ATR or Finmeccanica can be deferred until such date if requested by the Company. Pursuant to a Bonding Support Agreement dated as of November 13, 1996, Finmeccanica and ATR also have agreed to continue providing bonding support services through December 31, 1999 at which time the agreement shall be automatically renewed for another year unless terminated upon 60 days' written notice prior to such date. After March 2000, Finmeccanica and its affiliates will have no obligation to continue to provide financial or other assistance to the Company. No assurance can be given that Finmeccanica or its affiliates will provide any financial or bonding support beyond these dates. Furthermore, no assurance can be given that the Company will be able to satisfy its financing and bonding requirements on terms substantially as favorable as those previously obtained by the Company with the assistance provided by Finmeccanica and its affiliates or at all. For a description of such transactions and the agreements and arrangements governing the services provided by Finmeccanica and its affiliates to the Company, see Item 13 and Note 10 in the Notes to Consolidated Financial Statements.

     Uncertainty of Ability to Refinance Payments on Debt. The Company is subject to the risks associated with debt refinancing, including the risk that its existing borrowings will not be able to be refinanced at maturity on terms as favorable as the terms of its existing indebtedness, or at all. There can be no assurance that the Company will be able to refinance its short term indebtedness at its maturity except with the support of Finmeccanica or ATR, or to otherwise obtain funds by selling assets or by raising equity. There is no assurance that ATR will continue to provide credit to the Company at current levels or that Finmeccanica or ATR will facilitate any refinancing of the Company's short-term indebtedness after March 2000. See Item 13 and Notes 6, 7 and 10 in the Notes to Consolidated Financial Statements.

     Reliance upon Public Funding. Virtually all of the revenues of each of the European subsidiaries of the Company and a substantial portion of the revenues of US&S and US&S PTY are derived from programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities. Such government funding can take the form of national public spending programs designed to enhance public transportation safety and efficiency through infrastructure improvements, which may be subject to the annual approval of government budget appropriations, or specific mass transit projects sponsored by public transit or similar authorities. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or

                                                                  Ansaldo Signal

other conditions (including maintaining European Monetary Union economic targets) beyond the Company's control, such projects may be delayed or canceled, which would result in a loss of revenue.

     Cost Overruns. The Company may experience cost overruns in connection with its large, multi-year fixed price systems contracts. Systems requiring extensive customization, such as those provided by the Company, require extensive software development, time and resources, particularly when more sophisticated levels of software are involved. The Company may encounter substantial delays and extra costs in fulfilling a complex systems order which were not anticipated at the time the contract was bid for such reasons, as well as for other reasons common to all supply and, where relevant, installation contracts. In addition to the additional cost, delays in contract execution could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation or loss of or delay in market acceptance of a new product or system, or could require extensive changes, any of which could have a material adverse effect upon the Company's business, operating results or financial condition.

     Adverse Economic Conditions. Downturns in general economic conditions or uncertainties regarding future economic prospects historically have adversely affected sales by companies in the railway signaling, automation and control sector, including the Company's subsidiaries. Therefore, such downturns or uncertainties in the future could have a material adverse effect on Ansaldo Signal's business, results of operations or financial condition. Because the Company's subsidiaries distribute their products in various regions, a significant decline in the general economy or in infrastructure investment in a particular region could also have a material adverse impact on Ansaldo Signal

     Reliance on National Railways. A substantial amount of the Company's revenues is generated by sales to national railways, principally those of Italy and France (FS and SNCF, respectively). These two customers accounted for approximately 18.3% in 1998, approximately 14.4% in 1997 and approximately 10.0% (including 100% of CSEE on a pro forma basis) in 1996 of the total revenues of the Company . Accordingly, the Company's European subsidiaries are particularly susceptible to the financial position of FS and SNCF as well as to the economic and political factors in Italy and France affecting FS and SNCF, which rely entirely on state funding for their purchases of the Company's products and services. Any change in economic or political conditions or purchasing patterns that materially adversely affects purchases of the Company's products by such customers could have a material adverse effect on the results of the Company.

     Loss of Protected Markets. Within Europe, national markets for railway signaling and automation have traditionally been protected, with substantially all of a particular country's requirements being supplied by companies established in that country. Effective July 1, 1994, Directive 93/38/EEC of the EU required that tenders by national railroads be open, but such tenders could nonetheless specify traditional standards of the relevant country, thereby effectively limiting competition. Pursuant to EU Directive 96/48/EEC, beginning in 1999, bids for European high-speed rail lines will need to be based on European standards established by the EU. Products certified as meeting these standards cannot be rejected by the bidding entity for their functional aspects (subject to interim compatibility requirements). It is also planned that common European standards eventually will apply to conventional rail lines as well. Accordingly, Ansaldo Signal expects increasing competition in its home EU markets, i.e., France, Italy, Sweden and Ireland, which have traditionally accounted for a substantial part of its sales.

     Competition. The principal factors affecting competition include product reliability, technological proficiency, ease of system configuration, applications expertise, engineering support and local presence, as well as price. Many of the competitors of the Company have substantially greater financial resources than the Company. In addition, as customers continue to move from conventional relay-based systems to more sophisticated microprocessor-based systems, future success in signaling will become more dependent upon the Company's ability to develop increasingly sophisticated software-driven, microprocessor-based technologies and product applications. In light of this trend, the Company's competitors can be expected to continue to improve the design and performance of their own products and to introduce new technologies. In addition to a trend toward consolidation which strengthens the Company's traditional competitors, new competitors, such as software companies have entered the market.

     Uncertainty of New Product Development. The Company's future business prospects are dependent on its ability to enhance its existing signaling, automation and control systems and products and develop and market new offerings that meet changing, increasingly sophisticated, customer needs and industry realignment, that anticipate and respond to technological changes in the signaling, automation and control market and that achieve market acceptance. The enhancement and development of these products and systems will be subject to all of the risks associated with new product development, including unanticipated delays, expenses, technical problems with software or hardware or other difficulties that could result in the abandonment or substantial change in the commercialization of these enhancements or new offerings. In particular, the failure of the Company to enhance its signaling, automation and control systems and products and to keep pace with

                                                                  Ansaldo Signal

developing computer hardware and software technology could cause customers to delay their purchase of the Company's systems and products, or decide not to purchase such systems and products.

     Risk of Foreign Exchange Rate Fluctuations. The Company operates in many parts of the world and competes against companies which price their products and services in different currencies. As a result, its business can be affected by fluctuations in exchange rates. Although the Company engages in foreign exchange hedging activities generally designed to reduce or delay the effects of changes in exchange rates on contractual commitments, its business and financial results could be adversely affected by fluctuations in exchange rates, particularly if any such exchange rate movements persist. The financial statements of Ansaldo Signal are prepared in U.S. dollars, but a substantial portion of revenues and costs are denominated in currencies other than U.S. dollars. Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which Italy, France and Ireland are signatories, on January 1, 1999, a European single currency (the "Euro") replaced some of the currencies of the member states of the European Union (the "EU"), including the Italian Lire, French Franc and Irish Pound.

     Following introduction of the Euro, the existing sovereign currencies (the "Legacy Currencies") of the eleven participating member countries of the EU (the "Participating Countries") who adopted the Euro as their common legal currency are scheduled to remain legal tender in the Participating Countries as denominations of the Euro until January 1, 2002 (the "Transition Period"). The Euro conversion may impact the Company's competitive position as the Company may incur increased costs to conduct business in an additional currency during the Transition Period. Additionally, the Participating Countries' pursuit of a single monetary policy through the European Central Bank may affect the economies of significant markets of the Company. The Company will also need to maintain and in certain circumstances develop information systems software to
(i) convert Legacy Currency amounts to Euro; (ii) convert one Legacy Currency to another; (iii) perform prescribed rounding calculations to effect currency conversions; and (iv) permit transactions to take place in both Legacy Currencies and the Euro during the Transition Period. Since the Company conducts extensive business operations in, and exports its products to, several of the Participating Countries, there can be no assurance that the conversion to the Euro will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Liquidity and Capital Resources" under Item 9.

     International Nature of Business. As the Company's subsidiaries distribute their products in many countries, their business is subject to various risks beyond their control, such as changes in laws and policies affecting trade and investment (including patent and trademark protection) and the instability of foreign economies and governments. Ansaldo Signal has taken applicable laws and regulations into account in seeking to structure its business on a global basis, including efforts to achieve tax and operational efficiencies. Changes in such laws or regulations, could adversely affect the Company's operations and financial results.

     Potential Difficulties in Protecting Shareholder Rights and in Enforcing Civil Liabilities. Under Ansaldo Signal's Articles of Association, adoption of Ansaldo Signal's annual accounts by its shareholders discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the fiscal year concerned, unless an explicit reservation is made by such shareholders and subject to certain exceptions provided under Dutch law, including exceptions relating to the liability of members of management boards and supervisory boards upon bankruptcy of a company and general principles of reasonableness and fairness. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders. Certain of Ansaldo Signal's executive officers are located outside the United States. In addition, the principal shareholder and certain of the members of the Management and Supervisory Boards are residents of jurisdictions outside the United States. A majority of Ansaldo Signal's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Ansaldo Signal, certain of its executive officers or members of its Management or Supervisory Boards, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in such courts or in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may not be possible for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws.

     Fluctuations in Operating Results and Cash Flow. Results of operations can be affected by the number, size and timing of long-term contracts in process during a particular period. The Company's results of operations may be subject to fluctuation due to these and other factors within a fiscal year or over a more prolonged period. In addition, customer invoicing under long-term systems contracts generally is tied to specified contract milestones rather than contract activity. Accordingly, the amount of revenue and income recognized is not necessarily related to the amounts invoiced and collected under such contracts. As a result, the Company may be required to finance substantial portions of work on systems contracts out of working capital and credit lines.

                                                                  Ansaldo Signal

     Potential Conflicts of Interest. By virtue of their extensive financial and business relationships, conflicts of interest between Ansaldo Signal and Finmeccanica or its affiliates will arise in certain circumstances. In particular, such potential conflicts of interest are likely to occur in the negotiation of the terms of any subcontracts between ATR and the Company's subsidiaries, especially ASF and US&S, in connection with ATR's turnkey projects to provide mass transit systems where ASF and US&S are capable of supplying the signaling and automation components of the system being supplied by ATR. In addition, Ansaldo Signal and Finmeccanica or its affiliates (including ATR) have entered and may enter into certain other intercompany transactions and agreements in the future. See Item 13 and Note 10 in the Notes to Consolidated Financial Statements.

     Year 2000. In 1997, the Company commenced, for all of its internal systems, a Year 2000 data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. Although the Company expects to complete Year 2000 data conversion on a timely basis, there can be no assurance that the Company will do so, or that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems. Although the Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims, it is possible that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in resource optimization and systems control applications. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. See "Year 2000" under Item 9.

     The European single currency. Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which Italy, France and Ireland are signatories, on January 1, 1999, a European single currency (the "Euro") replaced some of the currencies of the member states of the EU, including the Italian Lire, French Franc and Irish Pound.

     Following introduction of the Euro, the existing sovereign currencies (the "legacy currencies") of the eleven participating member countries of the EU (the "participating countries") who adopted the Euro as their common legal currency are scheduled to remain legal tender in the participating countries as denominations of the Euro until January 1, 2002 (the "transition period"). The Euro conversion may impact the Company's competitive position as the Company may incur increased costs to conduct business in an additional currency during the transition period. Additionally, the participating countries' pursuit of a single monetary policy through the European Central Bank may affect the economies of significant markets of the Company. The Company will also need to maintain and in certain circumstances develop information systems software to
(i) convert legacy currency amounts to Euro; (ii) convert one legacy currency to another; (iii) perform prescribed rounding calculations to effect currency conversions; and (iv) permit transactions to take place in both legacy currencies and the Euro during the transition period. Since the Company conducts extensive business operations in, and exports its products to, several of the participating countries, there can be no assurance that the conversion to the Euro will not have a material adverse effect on the Company's business, financial condition or results of operations.

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

LOCATION                           PRINCIPAL USE                               APPROXIMATE SQUARE FOOTAGE
Pittsburgh, Pennsylvania, USA      Engineering, Administration                 174,000   (1)
Batesburg, South Carolina, USA     Manufacturing                               170,000   (2)
Paris, France                      Engineering, Administration                  90,000   (1)
Riom, France                       Manufacturing                                50,000   (1)
Genoa, Italy                       Engineering, Administration                  80,000   (1)
Naples, Italy                      Engineering, Administration, Wiring          86,000   (1)
Tito, Italy                        Manufacturing                                85,000   (2)
Torino, Italy                      Engineering, Manufacturing                  274,000   (2)

(1)       Leased.
(2)       Owned.

                                                                  Ansaldo Signal

     In the judgment of management, the facilities used by the Company are adequate and suitable for the purposes they serve and are anticipated to be so for the foreseeable future.

     As of December 31, 1998, the quality control systems of all of the Company's major subsidiaries (except US&S PTY in Australia) have been certified as compliant with the requirements of International Standard ISO 9001 ("ISO 9001") promulgated by the International Standards Organization. Although US&S PTY does not have a manufacturing facility, it has implemented administrative, engineering and assembly procedures within the overall umbrella of an ISO 9001 quality assurance program. The Company has undertaken appropriate programs at all its operating units so that ISO 9001 compliance and certification will be maintained.

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

     The Company is conducting groundwater monitoring and remediation at its Batesburg, South Carolina facility under the supervision of the South Carolina Department of Health and Environmental Control. The Company intends to conduct a pilot test of a different remedial technology in the near future that the Company believes will be more effective than the current system in addressing the groundwater contamination. In the event the pilot test confirms the effectiveness of the new remediation system, the Company will likely replace its current system with the new system. The Company's consultants estimate the capital cost of the new remedial system to be in the range of $160,000 to $190,000. Operation and maintenance costs associated with the proposed system are not expected to be material or substantially different from the costs associated with the current system. There is no assurance that the proposed system will be effective in addressing the groundwater contamination. Accordingly, the Company cannot accurately estimate what additional amounts it may be required to pay in connection with the remediation of this site.

Item 4.  Control of Registrant

     Finmeccanica owns 55.5% of the outstanding common stock of ATR, which in turn owns 14,711,250 common shares, NLG .01 per share ("Common Shares"), or approximately 72% of the Company's issued and outstanding Common Shares at March 1, 1999. In addition, Compagnie des Signaux SA, which owns 2,000,000 Common Shares (9.78% of the Company's outstanding Common Shares) has the right to require ATR to purchase such shares at a fixed price exercisable between December 30, 1999 and June 30, 2000. Finmeccanica is a corporation organized under the laws of Italy which has interests and operations principally in the following areas: aeronautics, space, helicopters, defense, transportation, energy, service automation and industrial automation. ATR's address is Via Nuova delle Brecce 260, 80147 Naples, Italy. Finmeccanica's address is Piazza Monte Grappa 4, 00195 Rome, Italy.

     Finmeccanica, approximately 39% of the common shares of which are traded through the Telematic Market (Mercato Telematico) of the Italian automatic stock exchange, is controlled by IRI. IRI is wholly owned by the Ministry of the Treasury of the Republic of Italy. In June 1997, IRI was given the mandate to complete its privatization by selling or otherwise disposing of its holdings over the period through 2001. To the extent some of the assets currently owned by IRI have not been sold or otherwise transferred to third parties by the time IRI is liquidated, IRI has stated that it expects that such assets would be transferred to another entity wholly owned by the Italian Government. IRI's address is Via Vittorio Veneto 89, 00187 Rome, Italy.

     The following table sets forth the indicated information, as reflected in the Company's records at May 31, 1999 with respect to each person who owns 10% or more of any class of voting securities of the Company and the total amount of any class of voting securities of the Company owned by the directors and executive officers of the Company as a group:

     Identity of Person or Group                     Title of Class       Amount Owned         Percent of Class
     Ansaldo Trasporti S.p.A.                        Common Shares        14,711,250           71.94%
     Compagnie des Signaux S.A.                      Common Shares         2,000,000            9.78%
     Directors & executive officers of Company       Common Shares             1,000  (1)          -

    (1) Excludes 17,600 Shares issuable pursuant to currently exercisable options granted under the Company's Stock Incentive Plan.

                                                                  Ansaldo Signal

Item 5.  Nature of Trading Market

     The Company's Common Shares have traded on the NASDAQ National Market ("NASDAQ") since December 11, 1996 under the symbol "ASIGF". The Company's Common Shares are not traded on any other securities exchange.

     The following are the high and low closing prices of the Company's Common Shares on the NASDAQ.

                                           HIGH              LOW

     1999        Second Quarter *         $4.125            $3.125
                 First Quarter            $4.250            $3.000

     1998        Fourth Quarter           $4.500            $2.313
                 Third Quarter            $4.500            $2.563
                 Second Quarter           $4.875            $3.625
                 First Quarter            $5.500            $3.125

     1997        Fourth Quarter           $5.500            $3.125
                 Third Quarter            $5.500            $3.750
                 Second Quarter           $6.750            $4.375
                 First Quarter            $7.750            $6.250

     *  through June 18, 1999

     On May 31, 1999, there were 20,448,750 Common Shares outstanding. As of that date, there were 3,737,500 Common Shares held of record by 31 shareholders. As of that date, Common Shares held by the principal depositary in the United States amounted to 3,723,976 of the issued Common Shares of the Company, which shares are held for participant's accounts in "street name." Based upon the number of annual reports and proxy statements requested by such nominees, the Company estimates that the total number of beneficial holders of Common Shares at approximately 500 holders

     Except for the Common Shares held by ATR and Compagnie des Signaux S.A., the Company's Common Shares are believed to be mostly held by record holders and participants in "street name" accounts in the United States.

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

     Dividend Withholding Tax

     General. Dividends distributed by the Company generally are subject to a withholding tax imposed by The Netherlands at a rate of twenty-five percent. The expression "dividends distributed by the Company" as used herein includes, but is not limited to:

                                                                  Ansaldo Signal

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

     Under legislation which became effective on January 1, 1995, the Company will under certain circumstances be allowed to refrain from transferring to The Netherlands tax authorities a certain amount of the dividend withholding tax effectively withheld by the Company with respect to certain dividend distributions made by the Company on the Common Shares. Such amount is in principle 3 percent on the dividend distributions made by the Company.

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

     Generally, a holder of Common Shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Company or the ownership of certain

                                                                  Ansaldo Signal

profit participating certificates that relate to five per cent or more of the annual profit of the Company and/or to five per cent or more of the liquidation proceeds of the Company. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

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

     Net Wealth Tax

     An individual Shareholder will not be subject to Netherlands net wealth tax in respect of the Common Shares, provided that such holder is not an individual or, if he is an individual, provided that the conditions mentioned under the caption Taxes on Income and Capital Gains (i) and (ii) above are met. Corporations are not subject to Netherlands net wealth tax.

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

     United States of America

     The following is a summary of certain United States federal income tax considerations arising from the acquisition, ownership and disposition of Common Shares by a person that is a United States holder. For purposes of this summary, the term "United States holder" means a beneficial owner of Common Shares that
(i) is an individual citizen or resident of the United States or a United States corporation and (ii) holds the Common Shares as a capital asset, within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the "Code"). This summary is not a complete description of all potential tax consequences to United States holders; in particular, this summary does not address the United States federal income tax treatment of United States holders that may be subject to special tax rules, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt organizations, persons that hold Common Shares as part of a straddle or conversion transaction, persons that have a tax home outside the United States or persons that have a functional currency other than the United States dollar. In addition, this summary does not address the application of other United States taxes, such as the federal estate tax, or state or local tax laws.

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

                                                                  Ansaldo Signal

     Tax on Dividends. A United States holder receiving a distribution with respect to any Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the Company's current or accumulated earnings and profits (as determined under United States federal income tax law). Taxable dividends will be includible as of the dividend payment date. Distributions in excess of such earnings and profits of the Company will first be treated as a nontaxable return of capital to the extent of the United States holder's adjusted tax basis in the Common Shares and then as gain from the sale or exchange of a capital asset. Dividends received on the Common Shares will not be eligible for the dividends received deduction (allowed to U.S. corporations in respect of dividends received from U.S. corporations). Netherlands withholding tax imposed on dividends paid to a United States holder by the Company generally will be treated as a foreign income tax eligible, subject to certain limitations, for credit against such United States holder's U.S. federal income tax. The amount of such Netherlands withholding tax on dividends which a United States holder may be entitled to claim as a credit against such United States holder`s U.S. federal income tax generally will not exceed the reduced rate, if any, which may be applicable to such United States holder under the Convention, even if the Company would be required to withhold such Netherlands withholding tax on dividends at a higher rate under applicable Netherlands law and regulations. Consequently, United States holders should consult their tax advisers with respect to procedures for claiming a reduced withholding rate or for obtaining a refund of excess withholding, because any amounts withheld in excess of such reduced withholding rate may not be available as foreign tax credits for U.S. federal income tax purposes. See 'Netherlands Taxation --Dividend Withholding Tax --U.S. Shareholders' for further discussion of these issues. Additionally, as a result of certain Netherlands legislation which became effective on January 1, 1995, it appears that certain amounts withheld by the Company in respect of payments of certain dividends (generally not exceeding 3% of the gross amount of the dividend distributed by the Company) may not be available as foreign tax credits for U.S. federal income tax purposes.

     Capital Gains Tax. Gain or loss on the sale or exchange of the Common Shares will be treated as capital gain or loss, and as long-term capital gain or loss if the Common Shares have been held for more than one year.

Item 8.  Selected Consolidated Financial Data

     The following data has been derived from the audited consolidated financial statements of Ansaldo Signal N.V. ("the Company" or "Ansaldo Signal"), including those consolidated financial statements of the Company for the years ended December 31, 1998, 1997 and 1996, which are included elsewhere herein. The audited Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

                                                                             Year Ended December 31
                                                                 (In thousands, except share and per share data)

Income Statement Data                                     1998          1997            1996           1995         1994
Revenues                                              $354,532      $318,225        $353,500       $299,347     $339,193
Cost of sales                                          277,450       263,274         296,620        236,858      265,044
                                                       -------       -------         -------        -------      -------
Gross profit                                            77,082        54,951          56,880         62,489       74,149
Selling, general and administrative expenses            47,685        50,107          47,971         38,829       43,954
Research & development expenses                          7,025         9,953          11,804         11,759        8,453
Acquired in process research & development (1)               -             -          15,144              -            -
Reorganization (2)                                           -        (1,584)         17,288              -            -
                                                        ------        -------         ------         ------       ------
Operating expenses                                      54,710        58,476          92,207         50,588       52,407
                                                        ------        ------          ------         ------       ------
Operating income (loss)                                $22,372       $(3,525)       $(35,327)       $11,901      $21,742
                                                       =======        =======        ========        ======       ======
Net income (loss)                                       $6,522      $(12,678)       $(38,895)        $6,408      $15,534
                                                        ======       ========        ========         =====       ======

Basic and diluted net income (loss) per

     common share                                        $0.32        $(0.62)         $(1.90)         $0.36        $0.86
                                                         =====        ======          ======          =====        =====
Cash dividends per share                                 $   -        $   -           $   -           $   -        $   -
                                                         =====        =====           =====           =====        =====
Weighted average number of common
     shares outstanding                             20,448,750    20,448,750      20,448,750     17,990,750   17,990,750
                                                    ==========    ==========      ==========     ==========   ==========

                                                                  Ansaldo Signal

                                                                                   December 31
                                                                                 (In thousands)

Balance Sheet Data                                        1998          1997            1996           1995         1994
Working capital                                       $120,143       $89,804        $105,751        $98,801     $107,104
Total assets                                          $472,592      $457,166        $487,507       $378,062     $330,707
Borrowings-financial institutions (3)                 $120,024       $94,132         $71,781        $61,344      $30,598
Borrowings-related parties                             $26,282       $32,379         $30,202         $3,853       $3,425
Shareholders' equity                                  $112,374      $102,552        $125,670       $151,505     $141,213

(1) In-process research and development acquired in connection with the acquisition of 51% of CSEE Transport S.A. in June 1996.

(2)  See Note 17 of Notes to Consolidated Financial Statements.

(3)  Includes current maturities.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following management discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes thereto appearing elsewhere in this 1998 Annual Report. The financial statements have been prepared in accordance with US GAAP.

     Unless otherwise indicated, all figures for the Company set forth in this management's discussion and analysis are stated in thousands of US dollars, except per share amounts. All references to years 1998, 1997 and 1996 mean the calendar years ended December 31, 1998, December 31, 1997 and December 31, 1996, respectively.

     The Company

     Ansaldo Signal N.V. was incorporated on November 13, 1996 in Amsterdam, The Netherlands. Its corporate headquarters are located in Schiphol, The Netherlands. Ansaldo Trasporti S.p.A. ("ATR") is the owner of 14,711,250 common shares, NLG .01 per share ("Common Shares"), or approximately 72% of the outstanding Common Shares, of the Company. Finmeccanica S.p.A. ("Finmeccanica") is the owner of approximately 56% of the outstanding shares of ATR and Istituto per la Ricostruzione Industriale-IRI S.p.A. ("IRI"), the Italian state holding company, is in turn the owner of approximately 61% of the outstanding shares of Finmeccanica.

     The Company was formed by Union Switch and Signal Inc. ("US&S") to combine the business of US&S with the other railway signaling and automation business investments of ATR. See Note 1 of Notes to the Consolidated Financial Statements.

     The Company is a worldwide supplier of signaling, automation and control systems, related components and services for the global railroad and mass transit industries.

     Overview

     The Company's operating segments are managed along geographic divisions that correspond to the location of its principal subsidiaries: US&S is a Delaware corporation with facilities located in Pittsburgh, Pennsylvania and Batesburg, South Carolina; Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") is an Italian corporation with facilities located in Genoa, Naples, Tito and Torino, Italy; and CSEE Transport S.A. ("CSEE") is a French corporation with facilities located in Paris and Riom, France. The Company has other subsidiaries based in Sweden (AT Signal Systems A.B.), Australia (Union Switch & Signal Pty. Ltd.), Ireland (AT Signaling (Ireland) Ltd.) and India (Union Switch & Signal Pvt. Ltd.). While each such subsidiary services its domestic market, it also sells to specific international markets.

     The Company's largest operations are located in the United States, Italy and France which, including their international sales, accounted for approximately 97% of revenues in 1998. The Company's operations may be affected by economic, political and regulatory conditions in the countries where the Company does business, changes in which could, among other things, result in currency or exchange controls or other restrictions being imposed on the operations of the Company.

     Systems revenues for all of the Company's operating units are derived from long-term contracts and are recognized using the percentage-of-completion method of accounting. Product revenues for all operating units result from the sales of component products, which are not part of a long-term contract, and are recognized upon shipment of these products.

                                                                  Ansaldo Signal

     The Company returned to profitability in 1998 as a result of improved and stabilized markets and greater efficiencies at the operating level. Gross profits of the Company's two largest subsidiaries, US&S and ASF, increased during 1998. While benefiting from its large contract entered into in 1997 with New York City Transit ("NYCT"), US&S also reinforced its presence in the automatic train control market, winning contracts from the Delaware River Port Authority, the Metropolitan Atlanta Rapid Transit Authority and the Miami-Dade County Transit Authority. In addition, US&S won contracts for its Microlok(Registered) II interlocking control system from AMTRAK for its upgrade of theNortheast Corridor.

     During 1998, US&S also positioned itself favorably to enter two new markets. In partnership with Matra Transportation International, US&S signed a demonstration agreement to design and demonstrate a communications-based train control ("CBTC") system for the NYCT, which has announced that it will implement CBTC technology on its entire system during the early part of the next century. In addition, US&S was named preferred bidder for a Network Management Center System for the West Coast Main Line of Railtrack PLC in the United Kingdom, on which work is well underway. The system will be designed to manage and control conventional and high speed passenger and freight traffic traveling as much as 140 miles per hour and is part of an overall infrastructure improvement program expected to take place over 10 years.

     ASF benefited from its existing large contract with the Italian state railway ("FS"), but also won the second part of the biggest European contract let in 1998 for centralized traffic control from the FS to upgrade its infrastructure with technologies to bring it toward compliance with emerging European Traffic Management System ("ERTMS") standards. ERTMS is being developed under the auspices of the European Union by a consortium of European signaling system suppliers ("EUROSIG") whose goal is to achieve harmonious standards for signaling for all European railroads. In addition to European contracts, including its hot box detector products, CSEE continued to make sales in Hong Kong and China in 1998 for a station management system and its UM71(Trademark) track circuits, respectively.

     Orders

     The Company's orders for 1998 were $357,488. This was a decrease of $213,876 (37.4%) from $571,364, received in 1997. This decrease was primarily caused by the non-recurrence of two large orders totaling $244,000 in 1997: one in the United States, for the NYCT and another from the FS for the first part of Grande Rete (the "large network" connecting the major cities in Italy).

     Backlog

     The Company's backlog has increased $19,158 (2.5%) to $792,220 at December 31, 1998 from $773,062 at December 31, 1997. Included in the backlog is the major portion of the two large 1997 orders discussed above totaling $244,000 which are expected to be completed over the next three to four years.

Results of Operations

     1998 VERSUS 1997

     Ansaldo Signal's consolidated results of operations improved in 1998 compared to 1997. Revenue in 1998 increased 11% to $354,532 on the strength of the year-end 1997 backlog. Gross profit in 1998 increased 40% to $77,082 as a result of higher volume and better mix of contracts. Operating expenses in 1998 were reduced by 6% to $54,710 as a result of efficiency improvements. The consolidated net income in 1998 was $6,522 compared to a net loss of $12,678 in 1997. Items contributing to this improved performance in addition to the higher revenue volume and strong improvement in gross profit include (i) a one-time pretax gain of $980 from the conversion from a capital lease to an operating lease of the lease for the Pittsburgh Engineering and Technology Facility; (ii) the forgiveness by the French government of a pretax $1,400 repayable research and development grant; and (iii) the net decrease in the valuation allowance of $2,040, which has reduced the 1998 tax provision and reflects utilization of a portion of loss carryforwards in 1998 for which a valuation allowance had previously been established.

                                                                  Ansaldo Signal

     Revenue

     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of such unit's own country boundaries.

                                                       Revenue
                                                  1998             1997

     US&S                                     $150,834         $122,419
     ASF                                       113,314          108,481
     CSEE                                       79,354           75,681
     Other                                      11,030           11,644
                                              --------         --------
     Total                                    $354,532         $318,225
                                              ========         ========

     Company revenues increased by $36,307 (11.4%) to $354,532 for 1998 from $318,225 for 1997. This net increase in revenue was due to increased volumes for all major operating units. The Company began to recognize revenues in 1998 on significant contracts awarded in the later part of 1997. The foreign exchange effect on revenue was not significant. US&S's and ASF's increases in revenue were primarily due to increased systems revenue. CSEE's increase in revenue was due to an increase in component sales partially offset by lower systems sales.

     Gross Profit

     The Company's gross profit is set forth below:

                                                   Gross Profit
                                                 1998             1997

     US&S                                     $30,786          $13,348
     ASF                                       23,992           19,564
     CSEE                                      16,440           19,821
     Other                                      5,864            2,218
                                              -------          -------
     Total                                    $77,082          $54,951
                                              =======          =======

     Gross profit increased by $22,131 (40.3%) to $77,082 (21.7% of revenues) in 1998 from $54,951 (17.3% of revenues) in 1997. US&S completed a major software contract in 1997 that reduced gross profit in 1997 by $11.0 million, and there were no similar negative adjustments of that magnitude necessary in 1998. Increased revenue and a more favorable product mix accounted for the balance of the increase in gross profit.

     Selling, General, and Administrative

     Selling, general, and administrative expenses decreased by $2,422 (4.8%) to $47,685 (13.4% of revenue) in 1998 from $50,107 (15.7% of revenue) in 1997. This decrease is due to lower spending levels associated with efficiency improvements. The decrease as a percentage of revenue reflects the combination of lower expenses and higher 1998 revenue.

     Research and Development

     Research and development expenses decreased by $2,928 (29.4%) to $7,025 (2.0% of revenue) in 1998 from $9,953 (3.1% of revenue) in 1997, due to lower spending levels (due to planned cost reductions and completion of existing projects). In 1998 and 1997 the Company incurred an additional $5,500 and $7,200, respectively, of research and development expenditures not shown on the income statement which were funded by government grants. Total internal and external supported research and development expenditure for 1998 and 1997 was $12,525 (3.5% of revenue) and $17,153 (5.4% of revenue), respectively. In addition, the research and development that is performed in accordance with contract requirements is considered in cost of revenue.

     Non-Recurring Charges

     In 1998, there were no non-recurring charges. In 1997, $1,584 of accrued reorganization costs were reversed. See Note 17 of Notes to Consolidated Financial Statements.

                                                                  Ansaldo Signal

     Interest Expense

     Interest expense increased by $1,515 (17.2%) to $10,349 in 1998 from $8,834 in 1997. The increase is due to higher average debt levels in 1998. The higher average debt is mainly caused by increased working capital requirements related to larger, more complex contracts with longer cycle time in backlog.

     Other Income

     Other income increased by $2,216 to $1,868 in 1998 from a net expense of $348 in 1997. The increase is primarily due a one-time gain of $980 which resulted from the conversion of the Pittsburgh Engineering and Technology Facility lease and the forgiveness of a $1,400 research and development grant by the French government.

     Taxes

     The Company recorded a $7,300 tax provision in 1998 compared to a $77 tax provision for 1997. The effective rate was 52.6% in 1998 compared to (0.1%) in 1997. In 1998 the Company recorded a net decrease in the valuation allowance related to loss carryforwards of $2,040, which has reduced the 1998 tax provision. The decrease reflects utilization of a portion of loss carry forwards in 1998 for which a valuation allowance had previously been established and the Company's improved expectations about the future realizability of certain of the remaining loss carry forwards before their expiration. The 1997 provision includes a charge of $2,632 to reflect changes in the tax laws in Italy and a $3,742 charge for the increase in the valuation allowance relating to loss carryforwards. See Note 9 of Notes to Consolidated Financial Statements.

     1997 Versus 1996

     The historical information shown below reflects CSEE's revenues, gross profit and operating expenses from June 28, 1996, the date on which the remaining 51% of CSEE was acquired by the Company. Prior to that date, the Company's 49% share of CSEE's results were included in other (income) expense in the consolidated statements of income. The pro forma information includes CSEE on a 100% consolidated basis for each period shown. The changes in amounts between 1997 and 1996 for the information presented primarily reflect the impact of the acquisition of the remaining interest in CSEE. Consequently, the discussion below between 1997 and 1996 focuses on changes from the 1996 pro forma information.

     Revenue

     The Company's revenue is presented below by major operating unit. Revenues shown for each unit include revenue for work outside of such unit's own country boundaries.

                                               Revenues

                   Historical       Historical      Historical        Pro Forma
                         1997             1996            1997             1996

     US&S            $122,419         $153,183        $122,419         $153,183
     ASF              108,481          128,037         108,481          128,037
     CSEE              75,681           55,213          75,681           89,747
     Other             11,644           17,067          11,644           17,067
                     --------         --------        --------         --------
     Total           $318,225         $353,500        $318,225         $388,034
                     ========         ========        ========         ========

     Historical Company revenue for 1997 was $318,225 compared to $353,500 for 1996.

     Company revenues decreased by $69,809 (18.0%) to $318,225 for 1997 from $388,034 for pro forma 1996. This net decrease in revenue was due to decreased volumes for all locations. In part this was due to the fact that the award of contracts tended to happen in the later part of 1997 and could not be converted into significant revenues for the year. This decrease includes a $24,127 decrease due to the effect of a stronger dollar that reduces the reported value of revenue denominated in other currencies. The decrease in US&S and ASF revenue was primarily due to delay by customers in putting new work out to bid and a further delay in the release of high speed work in Italy. The decrease in revenue in CSEE was due to a less favorable French market and to delay in an Asian project.

                                                                  Ansaldo Signal

     Gross Profit

     The Company's gross profit is set forth below:

                                              Gross Profit

                   Historical       Historical       Historical        Pro Forma
                         1997             1996             1997             1996

     US&S             $13,348          $17,670          $13,348          $17,670
     ASF               19,564           20,839           19,564           20,839
     CSEE              19,821           13,450           19,821           23,822
     Other              2,218            4,921            2,218            4,921
                      -------          -------          -------          -------
     Total            $54,951          $56,880          $54,951          $67,252
                      =======          =======          =======          =======

     Historical Company gross profit for 1997 was $54,951 compared to $56,880 for 1996.

     Gross profit decreased by $12,301 (18.3%) to $54,951 (17.3% of revenues) in 1997 from $67,252 (17.3% of revenues) for pro forma 1996. This decrease includes a $5,209 decrease due to the effect of a stronger dollar that reduces the reported US dollar value of gross profit denominated in other currencies. US&S completed a major software contract in 1997 that reduced gross profit in 1997 and 1996 by $11.0 million and $7.1 million, respectively. Decreased revenue and the reactions to the currency devaluation in Asia, which impacted several of the operations, accounted for the balance of the decrease in gross profit.

     Selling, General, and Administrative

     Historical selling, general, and administrative expenses increased by $2,136 (4.4%) to $50,107 in 1997 from $47,971 in 1996.

     Selling, general, and administrative expenses decreased by $6,324 (11.2%) to $50,107 (15.7% of revenue) in 1997 from $56,431 (14.5% of revenue) on a pro forma basis in 1996. This decrease is primarily due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures and to lower overall spending levels. The increase as a percentage of revenue reflects the sharp decline in 1997 revenue and the continuation of certain marketing and other costs.

     Research and Development

     Historical research and development expense decreased by $1,851 (15.7%) to $9,953 in 1997 from $11,804 in 1996.

     Research and development expense decreased by $4,429 (30.8%) to $9,953 (3.1% of revenue) in 1997 from $14,382 (3.7% of revenue) on a pro forma basis in 1996, due to the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures) and to lower spending levels due to planned cost reductions and completion of existing projects. In 1997 the Company incurred an additional $7,200 of research and development expenditures not shown on the income statement which were funded by government grants. Total internal and externally supported research and development expenditure for 1997 was $17,153 (5.4% of revenue).

     Non-recurring Charges

     In 1996, non-recurring charges consisted of $17,288 relating to reorganization costs and $15,144 of in process research and development costs written off in connection with the acquisition of the remaining 51% interest in CSEE. In 1997, $1,584 of the accrued reorganization provision was reversed. See
Note 17 of Notes to Consolidated Financial Statements included herein.

     Interest Expense

     Historical interest expense increased by $2,733 (44.8%) to $8,834 in 1997 from $6,101 in 1996.

     Interest expense increased by $2,557 (40.7%) to $8,834 in 1997 from $6,277 on a pro forma basis in 1996. The increase is due to higher debt levels in 1997 than 1996 ($3,067) offset in part by the effect of the stronger dollar, which reduces the cost in US dollars of foreign currency denominated expenditures ($510).

                                                                  Ansaldo Signal

     Taxes

     The Company recorded a $77 tax provision in 1997 compared to a ($2,714) tax benefit for 1996. The effective rate was (0.1%) in 1997 compared to 6.5% in 1996. The 1997 provision includes a charge of $2,632 to reflect changes in the tax laws in Italy and a $3,742 charge for the increase in the valuation allowance relating to realization of deferred tax assets. The 1996 provision was impacted by loss carryovers for which no tax benefit was recognized. See Note 9 of Notes to Consolidated Financial Statements.

Liquidity And Capital Resources

     Operating Cash Flow

     The Company's operating activities used cash of $20,785 in 1998 compared to $26,845 used in 1997. Cash was used to support increases in inventories of $3,616, net increases in contract-related accounts totaling $29,174, and decreases in accounts payable of $8,377. Major sources of operating cash flow included net income of $6,522 that included non-cash provisions for depreciation and amortization of $9,967. The increases in contract-related accounts totaling $29,174 is due primarily to higher contract work in progress associated with the beginning of large contracts by US&S and ASF and lower advance payments.

     The Company's operating activities used cash of $26,845 in 1997 compared to $20,801 used in 1996. Cash was used to support increases in receivables of $12,949, net increases in contract-related accounts totaling $21,144, reorganization expenditures of $12,440 and a net loss of $12,678. Major sources of operating cash flow included an increase in accounts payable of $15,245 as well as non-cash provisions for depreciation and amortization of $11.526. The increase in receivables of $12,949 is due to higher invoicing in December and an increase in amounts due from ATR. The increases in contract-related accounts totaling $21,144 is due primarily to higher contract work in progress and lower advance payments.

     Proceeds from Sale of Fixed Assets

     In June 1998, the Company renegotiated the Pittsburgh Engineering and Technology Facility lease. The conversion from a capital lease to an operating lease generated cash proceeds of $12,200. See Note 5 of Notes to Consolidated Financial Statements.

     Capital Expenditures

     The Company's capital expenditures were $3,152 in 1998, compared to $7,138 in 1997 and $5,218 in 1996. The decrease in the 1998 capital spending levels from 1997 is due to withholding the authorization to proceed with capital spending on certain elective projects. The Company anticipates capital expenditures will be approximately $9,000 for 1999, and that they will be financed by borrowing facilities.

     Borrowings

     At December 31, 1998, the Company had total borrowings of $26,282 from ATR, $50,000 from a related financial institution and $70,024 from unrelated financial institutions. Short-term borrowings of $75,403 consisted primarily of a $50,000 loan from Cofiri S.p.A. ("Cofiri"), a subsidiary of IRI, and the drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion of obligations under capital leases. Long-term borrowings due within one year of $4,286 represents the 1999 installment due on the Senior Notes issued by US&S in 1994 under a private placement (the "US&S Senior Notes"). Long-term borrowings of $40,336 included $21,429 of US&S Senior Notes, $16,950 of long-term notes at ASF, and $1,957 in long-term capital lease obligations.

     At December 31, 1997, the Company had total borrowings of $32,379 from ATR, $13,000 from a related financial institution and $81,132 from unrelated financial institutions. Short-term borrowings consisted primarily of drawings on local lines of credit by subsidiaries to supply cash management needs and the current portion ($4,286) of long-term borrowings. Long-term borrowings included $25,714 of US&S Senior Notes and $8,289 in capital lease obligations.

     Credit Facilities

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30 million at an 8% fixed rate. The private placement notes have a ten-year term, and principal repayments began in 1997. US&S was in compliance with the indenture's covenants at December 31, 1998.

                                                                  Ansaldo Signal

     On December 22, 1997, the Company entered into a $30 million loan agreement with Cofiri bearing interest at 7% per annum at December 31, 1997. The loan agreement was increased to $50 million on April 23, 1998. As of December 31, 1998 the total outstanding borrowings amounted to $50 million bearing interest at 6.63%. This agreement has no restrictive covenants, and borrowings are unsecured, but with letters of comfort from ATR and Finmeccanica.

     ATR / Finmeccanica continues to provide and / or guarantee various borrowings. At December 31, 1998 total borrowings from ATR were $26,282.

     ATR / Finmeccanica has agreed to continue to provide sufficient guarantees and / or financing support for the operations of Ansaldo Signal N.V. and its subsidiaries until March 2000. The repayment of any present or future indebtedness to ATR / Finmeccanica can be deferred until such date if requested by the Company. Management would request deferral of payment if such payment would result in the Company violating any of its current debt covenants.

     The Company had uncommitted lines of credit available at December 31, 1998 of $127.7 million with various banks. The unused portion of the lines of credit available at December 31, 1998 totaled $52.3 million, a substantial portion of which related to a specific commercial arrangement with one customer and therefore is not available for general corporate use.

     The Company had uncommitted lines of credit available at December 31, 1997 of $101.8 million with various banks. The unused portion of the lines of credit available at December 31, 1997 totaled $35.6 million after a deduction of $11.2 million for commercial and stand-by letters of credit issued under one of the lines.

     Because of the planned growth of the business and the delay in collection of some of the larger contracts, the Company expects to need to increase its financing facilities, including committed facilities. Management expects to be able to put new facilities in place in 1999, with the dependence on credit enhancement from ATR / Finmeccanica. Management believes that these new facilities, together with those already in place, will be adequate to meet its anticipated requirements in 1999.

     Dividends

     To date the Company has not paid dividends and has no plans to pay any future dividends.

     Bonding Arrangements

     The Company is required, in the normal course of its business, to provide bid, performance and advance payment bonding on certain contracts. The Company maintains a $100,000 surety bonding facility ($30,004 outstanding at December 31, 1998), in addition to a $300,000 surety-bonding facility ($107,993 outstanding at December 31, 1998) provided by Finmeccanica. US&S also had a $2,917 letter of credit outstanding at December 31, 1998 that is supported by ATR. ATR / Finmeccanica is also providing bid, advance payment, performance and retention bonding of $179,632 for the European subsidiaries. Pursuant to a Bonding Support Agreement, dated as of November 13, 1996, Finmeccanica and ATR have agreed to continue providing these services through December 31, 1999 at which time the agreement shall be automatically renewed for another year unless terminated upon 60 days' written notice prior to such date.

     Foreign Exchange Risk Management

     Foreign exchange rates related to significant non-US Dollar operations of the Company were as follows:

                                  Per US Dollar
                        French Franc                       Italian Lire
     Year        Avg.      High      Low            Avg.       High       Low
     1998       5.896     6.215     5.420          1736.7     1828.0     1589.9
     1997       5.832     6.351     4.557          1702.7     1840.0     1517.0
     1996       5.139     5.830     4.996          1542.1     1600.0     1494.0

     On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). The Euro conversion rates for Lire and French Francs were fixed at 1936.28 Lire and 6.5596 French Francs for 1 Euro. As of June 17,1999 the US Dollar exchange rate for 1 Euro was $1.034. The Company conducts business in many of the member countries and the Company is addressing the issues involved with the introduction of the Euro. The more important issues facing the Company include converting information technology systems; reassessing currency risk; and processing tax and accounting records. See "Euro Conversion."

                                                                  Ansaldo Signal

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as, and effective as, hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. The net unrealized gain on open contracts at December 31, 1998 that was not recognized in the consolidated statements of income (loss) and comprehensive income (loss) was $118. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote, and that such losses would not be material.

     Interest Rate Risk Management

     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1998, approximately $42, 664 of the Company's borrowings were at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1999.

     Inflation

     Although inflation over the last three years has been at reduced levels compared to prior years, it has nevertheless caused an increase in the Company's costs. These increased costs are not usually fully recoverable on the Company's fixed price, multiyear contracts. Because it is very difficult to predict the rate of inflation in the future, management is unable to predict the effect of inflation upon the Company's future business. Higher rates of inflation increase the potential for adverse consequences to the business due to increased costs and lower infrastructure spending

     Year 2000

     In 1997, the Company commenced, for all of its internal systems, a Year 2000 ("Y2K") data conversion project to address all necessary code changes, testing, and implementation. Project completion is planned for the middle of 1999. The Company is re-deploying existing information technology resources to minimize the risk of potential disruption from the Year 2000 problem. This problem is a result of computer programs that were written using two digits (rather than four) to define the applicable year. Any information technology ("IT") systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations and system failures. The problem also extends to many "non-IT" systems, i.e., operating and control systems that rely on embedded microprocessors. In addition, like every other business enterprise, the Company is at risk from Y2K failures on the part of its major business counterparts, including suppliers and manufacturers, as well as potential failures in public and private infrastructure services, including electricity, water, gas, transportation and communications.

     System failures resulting from the Y2K problem could adversely affect operations and financial results in all of the Company's business segments. Failures may affect security, payroll operations or employee health and safety, as well as such routine but important operations as billing and collection.

     The Company has developed an approach to resolving the Y2K issues that are reasonably within its control. The Company's approach to solving the problem is described below.

     In the first phase, all hardware and software (including business and operations applications, operating systems and third-party products) that may be at risk are identified. Once each at-risk system has been identified, the Y2K task forces assess how critical the system is to business operations and the potential impact of failure, in order to establish priorities for repair or replacement. This process has been completed for all IT systems, resulting in the identification of those business systems that are "critical" to continued functioning. New software has been installed at the French subsidiary and a new payroll system is being installed in the United States. ASF is relying on the outsourced systems solutions provided by ATR.

     The next phase involves the development of appropriate remedial strategies for both IT and non-IT systems. These strategies may include repairing, testing and certifying, replacing or abandoning particular systems (as discussed below). Selection of appropriate strategies is based upon such factors as the assessments made in the risk review, the type of system, the availability of a Y2K-compliant replacement and cost. The development of remedial strategies phase has been completed for all IT systems. For some non-IT embedded systems, strategy development is continuing.

     The remediation phase involves creating detailed project plans, marshalling necessary resources and executing the strategies chosen. For IT systems, this should be completed for critical and important systems by July 31, 1999. For non-critical systems, most corrections are expected to be completed by December 31, 1999.

      Testing includes establishing a test environment, performing systems testing and using third party consultants to certify the results. Testing for non-IT systems has been initiated; however, due to the Company's reliance on many third-party

                                                                  Ansaldo Signal

vendors for these systems, the Company cannot estimate precisely when this phase will be completed. The Company's target for all critical and important non-IT systems is September 1999.

     The Company has initiated written and telephonic communications with key third-party businesses, as well as public and private providers of infrastructure services, to ascertain and evaluate their efforts in addressing Y2K compliance. It is anticipated that the majority of testing and certification with these entities will occur in 1999.

     Contingency planning involves addressing any remaining open issues expected at the close of 1999 and early 2000. As a precautionary measure, the Company is currently developing contingency plans for all systems that are not expected to be Y2K compliant by September 1999. A variety of automated as well as manual plans are under consideration, including the use of electronic spreadsheets and manual workarounds. The Company estimates that all of these plans will be completed by December 1999.

     A significant portion of the Company's Y2K costs has not been incremental, but rather reflect redeployment of internal resources from other activities. The Company does not expect these redeployments to have a material adverse effect on other ongoing business operations of the Company and its subsidiaries, although it is possible that certain maintenance and upgrading processes will be delayed as the result of the priority being given to Y2K remediation. All of the costs of the Y2K project are being borne out of the Company's existing credit facilities.

     Based upon its efforts to date, the Company believes that the vast majority of both its IT and its non-IT systems, including all critical and important systems, will be Y2K compliant. Accordingly, the Company does not currently anticipate that internal systems failures will result in any material adverse effect to its operations or financial condition. During 1999, the Company will also continue and expand its efforts to ensure that major third-party businesses and public and private providers of infrastructure services, such as utilities, communications services and transportation, will also be prepared for the Year 2000, and to develop contingency plans to address any failures on their part to become Y2K compliant. At this time, the Company believes that the most likely "worst-case" scenario involves potential disruptions in areas in which the Company's operations must rely on such third parties whose systems may not work properly after January 1, 2000. In addition, the Company's international operations may be adversely affected by failures of businesses in other parts of the world to take adequate steps to address the Y2K problem. While such failures could affect important operations of the Company and its subsidiaries, either directly or indirectly, in a significant manner, the Company cannot at present estimate either the likelihood or the potential cost of such failures.

     The nature and focus of the Company's efforts to address the Y2K problem may be revised periodically as interim goals are achieved or new issues are identified. In addition, it is important to note that the description of the Company's efforts necessarily involves estimates and projections with respect to activities required in the future. These estimates and projections are subject to change as work continues, and such changes may be substantial.

     The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential warranty and product liability claims. The Company has also communicated with its customers as to their concerns with the Company's products as relating to the Y2K problem. It is possible, however, that the limitation of liability provisions contained in the Company's agreements may not be effective as a result of existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in system management, resource optimization and overall systems control applications. The Company is aware of the potential for such claims against it and other companies for damages from products and services that were not Y2K ready. A successful claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Management believes, however, that the Company will not be exposed to material liability for Y2K claims of third parties.

     Euro Conversion

     On January 1, 1999, certain member countries of the European Union, including Italy, France and Ireland, established fixed conversion rates between their existing currencies and the Euro. The Company conducts business in several European Union member countries and is in the process of addressing the issues involved with the introduction of the Euro. The more important issues facing the Company include converting information technology systems, reassessing currency risk, and processing tax and accounting records.

     Based upon progress to date the Company believes that use of the Euro will not have a significant impact on the manner in which it conducts its business affairs and processes its business and accounting records. Accordingly, conversion to the Euro is not expected to have a material effect on the Company's financial condition or results of operations.

     However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely fashion, or that any such failure to convert by another company would not have an adverse effect on the Company's systems.

                                                                  Ansaldo Signal

     New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which the Company is required to adopt no later than January 1, 2000. SFAS 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings contemporaneously with the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, recorded as a component of other comprehensive income within stockholders' equity. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The Company does not believe the effect of adopting SFAS 133 will be material to its financial position or results of operations.

     Outlook

     The Company's backlog provides a base of business over the next several years. The Company expects to benefit from the substantial number of contracts to be bid in North America compared to recent prior years and from an expected increase in high-speed train work in Europe. However, the Asian markets other than China may continue to defer infrastructure spending in light of their current economic condition. In addition the Company's industry has been experiencing consolidation and thus increased competition, particularly from new firms entering into the software sector of the business.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk Foreign Exchange Risk

     The operations of the Company are conducted by entities in many countries, and accordingly, the results of operations of the Company are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is measured and recorded in the relevant local currency and then translated into US Dollars ("USD") for inclusion in the consolidated financial statements. The entities translate the balance sheets of the respective non-USD denominated operations into USD at the prevailing exchange rates on the balance sheet date. Income and cash flow statements are translated at the average exchange rate for the period.

     The Company generally attempts to hedge a portion of its currency translation risk by financing its operations in subsidiaries through borrowings denominated in local currencies, wherever possible. The lending entity will then hedge the USD / local currency foreign currency exposure on the intercompany financing using foreign exchange forward contracts.

     In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a sales or purchase transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenue and costs in the same currency, which is generally the practice in the railway industry.

     Currency hedging is generally used by businesses to protect against contract risk. The Company incurs currency risk primarily from loans to its subsidiaries. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial conditions or results of operations.

     The Company uses forward foreign exchange contracts to manage foreign currency risk. The premium or discount on a forward foreign exchange contract (or on the forward element of a foreign currency swap) is amortized to the income statement over the life of the contract.

     The following table summarizes, by major currency, the amounts to be received and paid under forward foreign exchange contracts and currency swaps as of December 31, 1998 (in thousands of US dollars):

                                                                  Ansaldo Signal


                                               Receivable          Payable

     U.S. Dollar                                  $15,580           $6,286
     Australian Dollar                              4,126            4,418
     Canadian Dollar                                    -               56
     French Franc                                   6,539           12,132
     Irish Pound                                      178                -
     Italian Lire                                   1,974            5,352
     Hong Kong Dollar                               3,285            3,285
     Swedish Krona                                  3,453            3,628
     Pound Sterling                                 1,137            1,137
                                                  -------          -------
     Balance at December 31, 1998                 $36,272          $36,294
                                                  =======          =======
     INTEREST RATE RISK

     The Company maintains debt facilities with both fixed and floating interest rates. As of December 31, 1998, approximately $42,664 of the Company's borrowings were at fixed interest rates. Interest rates on the remaining portion of the debt are generally based on LIBOR or similar short-term interest rate indices. From time to time, the Company enters into interest rate hedging contracts to mitigate the impact of interest rate fluctuations on operating results; however, no such instruments were outstanding as of December 31, 1998. The Company does not expect that short-term, floating interest rates will vary materially from historical patterns in 1999.

     The following table details the fixed rate debt obligations of the Company at December 31, 1998.


                                                     Currency                December 31,1998
                                                    Payable in    Carrying Amount      Fair Value

     Ansaldo Segnalamento Ferroviario S.p.A.
     Notes (unsecured) due 2002 with a
     fixed interest rate of 4.10% (1)                     Lire            $16,949         $16,059

     Union Switch & Signal Inc.
     Senior Notes (unsecured) due 2004, with a
     fixed interest rate of 8.00% (2)                      USD            $25,715         $26,587

         (1) For determination of fair market value an interest rate of 5.875% was used.
         (2) For determination of fair market value an interest rate of 6.85% was used.

Item 10.  Directors and Officers of Registrant

     The members of the Supervisory Board of the Company are as follows:

     Alberto Rosania, Chairman, has served as First Vice President of Strategic Finance for Finmeccanica since 1992. Mr. Rosania also has served as a director and Chairman of the Supervisory Board of the Company since its formation in 1996.

     Claudio Artusi has served as the Systems Business Unit Manager for ATR since 1995. Mr. Artusi previously served from 1992 to 1995 as the Vice President of ATR in charge of Strategies, Development and Marketing.

     Bruno Bigliardo has served as the Vice President-Taxation for Finmeccanica since 1992. He is also a member of the Board of Directors of various Finmeccanica subsidiaries and is Secretary to the Board of ATR.

     Luigi Liccardo has served as the Senior Vice President-Finance and Administration for Finmeccanica since 1998. Mr. Liccardo served from 1995 to 1998 as Co-Managing Director of Coinfra S.p.A. and as the Senior Vice President-Finance and Administration of Italimpianti S.p.A. from 1994 to 1996, both of which are companies controlled by IRI. IRI, the Italian state holding company, is the owner of approximately 61% of the outstanding shares of Finmeccanica.

     Vitaliano Pappaianni has served as an officer of Finmeccanica since 1986 and currently serves as Senior Vice President-Corporate Planning and Control as well as a director of several Finmeccanica subsidiaries.

                                                                  Ansaldo Signal

     Lawrence W. Rosenfeld currently serves as the Executive Director of Team Adventure USA. He was the founder of Concentra Corporation ("Concentra"), a publicly traded company listed on the Nasdaq National Market until it was acquired by Oracle Corporation in December 1998. From 1984 to December 1998, Mr. Rosenfeld held various positions at Concentra, including Chief Executive Officer, President and Chairman of the Board.

     Yazid Sabeg currently serves as the Chairman of the Board of Directors of CSEE. Since 1991, he also has served as Chief Executive Officer and a director of Compagnie des Signaux S.A., which company owns 2,000,000 Common Shares, or 9.8% of the outstanding Common Shares, of the Company. Mr. Sabeg also has served as director of the Company since its formation in 1996.

     Mark V. Santo is an attorney who served until 1999 as Group Vice President and General Counsel of Elsag Bailey Process Automation N.V., a New York Stock Exchange listed company in which Finmeccanica held a majority share ownership until its recent sale. Mr. Santo previously served from 1990 to 1993 as the general counsel of its predecessor, Elsag Bailey, Inc., and before that practiced law in Pittsburgh, Pennsylvania.

     Costantino Savoia currently serves as Executive Vice President of ATR. Mr. Savoia previously served as Executive Vice President of ILVA S.p.A. and, until 1998, as the executive responsible for the winding-up of IRITECHNA S.p.A., both of which are companies controlled by IRI.

     Messrs. Bigliardo, Rosenfeld and Santo serve on the Audit Committee.

     The term of service for all the current members of the Supervisory Board expires at the Annual General Meeting of Shareholders to be held in 2002.

     The Management Board of the Company.

     The Management Board of the Company is comprised of two persons:

     James N. Sanders is President and Chief Executive Officer, as well as a Managing Director, of the Company. He has been Managing Director and Chief Executive Officer since December 12, 1996. From 1985 to December 1996, he was with Alcatel-SEL, most recently President, Transport Automation Products.

     Dr. Bruno Tufari is Executive Vice President and Chief Financial Officer, as well as a Managing Director, of the Company. He was the Deputy Managing Director and Chief Financial Officer from November 1998 until April 1999, when he was appointed Managing Director, Executive Vice President and Chief Financial Officer. From 1992 to 1998, he served as Chief Financial Officer for ATR.

     The Management Board is supported in its management of the Company by the following executives:

     Paolo Bianchi is Vice President, Scandinavian Region, and has served in this capacity since June 1998. From 1990 to 1998, he served as Chief Financial Officer of AT Signal System AB.

     Georges Dubot is Vice President, French Region, and has served as the Chief Executive Officer of CSEE since January 1, 1991.

     Lyle K. Jackson is Vice President, Australasian Region, and has served as Managing Director of US&S PTY since April 1, 1995. From 1991 to 1995, he was Managing Director of Ventura Projects, predecessor to US&S PTY.

     Sergio DeLuca is Vice President, Italian Region, and has served as Managing Director and Chief Executive Officer of ASF since September 1998. From 1996 to 1998, he was Manager of the Sales & Operations Group of the Company. From 1994 to 1996, he served as Manager of R&D and as Technical Manager for the Signaling Business Unit of ATR.

     John Mandelli is Vice President, North American Region, and has served in this capacity and as President and Chief Operating Officer of US&S since his appointment in August 1998. From 1992 to 1998, he served in various management positions within Alcatel Canada, including service as Director of Project Implementation in the SEL Division, General Manager of the Transport Automation Division, Vice President of Alcatel Canada Inc., and President of Alcatel Transport Automation (USA) Inc.

                                                                  Ansaldo Signal

     Ferdinando Camurri is Vice President, European Infrastructure Projects , in which capacity he has served since the formation of the Company in November 1996. He previously served as Vice President, Automation and Signaling Business Unit, of ATR from 1991 to 1996.

     Anthony A. Florence is Vice President, External and Investor Relations, in which capacity he has served since formation of the Company in November 1996, and is a member of the Office of the Chairman. From February 1990 to November 1996 he was the chief communications and investor relations officer for US&S.

     Peter Hovingh is Corporate Treasurer of the Company and has served in this capacity since December 1998. From October 1997 to December 1998, he served as the Company's European Treasury Manager. From December 1993 to October 1997, he worked both as Cash-Manager and Treasurer for TOTAL OIL and Gas International BV in The Netherlands, with responsibility for the international treasury and finance activities of the holding company and its subsidiaries in Europe, Latin America and Asia.

     Robert Pascoe is Vice President, Technology for the Company. Prior to taking this position in 1997, he served since 1975 in a variety of positions at US&S, most recently as Manager, Standards and as Director, Signal and Train Control Technology.


Item 11.  Compensation of Directors and Officers

     Members of the Supervisory Board who are affiliated with Finmeccanica are compensated by Finmeccanica. Members of the Supervisory Board who are not affiliated with Finmeccanica, or who are not otherwise compensated by Finmeccanica or one of its affiliates, are paid an annual remuneration of $20,000 for their services plus reimbursement of reasonable expenses in connection with such services.

     In 1998, the aggregate cash compensation of the Managing Directors and executives identified above, as a group, paid or accrued by the Company and its subsidiaries was $1,713,740. Of this amount, $294,060 was paid as bonuses under subsidiary variable compensation programs that provided for the payment of short-term bonuses based upon incentive targets established by the applicable subsidiary Board of Directors.

     In addition to a tax qualified retirement savings plan (the "401K Plan"), the Company contributes to pension, retirement or similar benefit plans for the Managing Directors and executives identified above in accordance with the requirements of the country of their employment and the terms of their employment contracts. In 1998, the aggregate amount set aside by the Company, through one or more of its subsidiaries, for this purpose for the Managing Directors and the executives identified above was $185,841.

     The Company's 401K Plan covers all of the salaried employees of US&S and its subsidiaries. Participating employees may elect to reduce their current compensation on a pretax basis by up to the statutorily prescribed annual limit ($10,000 in 1998) and have the amount of such reduction contributed to the 401K Plan. The Company makes 50% matching contributions up to 6% of each participating employee's compensation for the year. The Company also contributes 2% of the employee's base salary for the year to the fund. In addition, the Company in its discretion may each year make a "performance incentive contribution" with respect to all or any group of participating employees as are designated by the Company, which it determines on the basis of the Company's or specific operating unit's financial performance and success in meeting its business commitments for the year. In 1998, US&S. made matching and basic (but no discretionary) contributions of $14,491 to the accounts of the US&S employees who are among the executives identified above.

     The Managing Directors and executives identified above were also covered in 1998 under certain group life and medical insurance programs provided by the particular company by which they were employed. The aggregate value of such programs was $47,296.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company has reserved 1,000,000 Common Shares for issuance of stock options that may be granted under its 1996 Long-Term Stock Incentive Plan ("the Stock Incentive Plan"), of which 136,500 Common Shares are subject to currently outstanding options granted under such plan. The Company has filed a registration statement on Form S-8 with regard to the Common Shares issuable under its Stock Incentive Plan, by virtue of which Common Shares issued thereunder generally will be transferable without restriction. For further discussion concerning the grant dates, exercise prices and expiration dates of such options, see Note 15 of Notes to Consolidated Financial Statements.

                                                                  Ansaldo Signal

     As of May 31, 1997, the Managing Directors and the executives identified above have been granted options to purchase 136,500 Common Shares under the Company's Stock Incentive Plan, of which options for 17,600 Common Shares became exercisable in 1997. The remaining 118,900 will become exercisable in 1999. The date of grant, purchase price and expiration dates of the options granted to date are summarized in the table below:


                                        Number of            Exercise              Expiration
     Date                                Options               Price                  Date
     ----                                -------               -----                  ----
     Granted December 11, 1996           294,000               $7.50            December 15, 2006
     Granted July 22, 1997               20,000                $7.50            December 15, 2006
     Forfeited                          (177,500)              $7.50            December 15, 2006
                                        ---------
     Outstanding                         136,500               $7.50            December 15, 2006


Item 13.  Interest of Management in Certain Transactions

     In the ordinary course of business, the Company and Finmeccanica or ATR have from time to time entered into various business transactions and agreements, and the Company and Finmeccanica or ATR may from time to time enter into additional transactions and agreements in the future. See Note 10 of the Notes to the Consolidated Financial Statements. Since December 11, 1996, the Company has used, and plans to continue to use, certain Finmeccanica or ATR facilities and personnel for certain administrative and financial functions, for which the Company has reimbursed or will reimburse Finmeccanica or ATR. These transactions, agreements and arrangements have been and are expected to be continued on terms which in the aggregate are not materially different from those which generally could be obtained from unrelated third parties through negotiations on an arm's-length basis. It is possible that other potential conflicts of interest could arise between the Company and Finmeccanica or ATR in the future. The following is a summary of the material agreements, arrangements and transactions between the Company and Finmeccanica or its affiliates.

     Products. Each of US&S, ASF (previously being wholly owned by and a division of ATR), ATSS and ATI has provided certain products and related services to ATR. Such transactions, which generally were effected on terms comparable to those available in transactions with unaffiliated parties, have ranged from sales of discrete component products for use by ATR in railroad and transit applications to acting as a subcontractor for ATR on certain systems contracts, principally in Europe. Revenue from such transactions amounted to approximately $17.0 million and $10.5 million for ASF and US&S, respectively, for the year ended December 31, 1998. In addition, the Company's subsidiaries have occasionally purchased certain products from ATR and other affiliates of Finmeccanica for use in domestic or export sales. Such purchases were insignificant in the fiscal year ended December 31, 1998. Ansaldo Signal, including ASF in particular, expects to engage in similar affiliated party transactions involving products and related services in the future on generally the same basis as it would engage in transactions with unaffiliated third parties.

     Facilities. ASF has leased from ATR the space it currently occupies in Naples and Genoa. Such leases are for a term expiring December 31, 1999, which is renewable on an annual basis unless terminated by either party. The aggregate annual rental for 1998 was ITL 1.6 billion ($1.0 million). The cost will be subject to annual adjustment based on an Italian consumer price index to determine the 1999 cost. The lease also provides for certain services related to the premises, including management information services, for an annual cost of ITL 6.5 billion ($3.9 million) for 1998. This cost will be subject to an annual agreed adjustment (up or down) based on external factors to determine the cost of providing these services in 1999. Management of ASF believes that the terms of such agreements are no less favorable than those it would obtain from unaffiliated third parties.

     Head Office Services. ASF, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR. ATR has agreed to provide such services on the basis of its traditional allocations to ASF through the end of 1999, which term can be extended on an annual basis unless terminated by either party. The annual cost for 1998 was ITL
5.9 billion ($3.6 million). The 1999 cost will be based upon the 1998 cost and an adjustment to reflect changes in cost levels based on an Italian consumer price. Management of ASF believes that the terms of such agreements are no less favorable than those it would obtain from unaffiliated third parties.

     Credit Support and Credit Facilities. Finmeccanica and ATR have historically provided certain financial support to US&S, ASF, ATSS, ATI and, since June 28, 1996, CSEE, and, since its formation, the Company. Such services have included arranging for certain letters of credit and short-term credit facilities guaranteed or otherwise enhanced by Finmeccanica or ATR. For the year ended December 31, 1998 fees for such credit enhancement were less than $0.1 million. Finmeccanica has agreed to continue such financial support through 1999 at a fee of 1.0% and 0.5% per annum of the

                                                                  Ansaldo Signal

principal amount of any borrowing and of any letter of credit facility enhanced, respectively. The Company expects to continue to use such ATR or Finmeccanica support through 1999. Thereafter, such financing might be on terms less favorable to the Company than the financing previously arranged through Finmeccanica and its affiliates. See Item 9, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Credit Facilities."

     In addition, the Company has substantial borrowings from ATR and Cofiri, a subsidiary of IRI, whose loans were supported by a comfort letter from each of ATR and Finmeccanica. See Note 10 of the Notes to Consolidated Financial Statements. In 1998, the Company has paid interest to ATR (7% per annum at year end) aggregating $ 0.5 million. Also in 1998, the Company paid interest to Cofiri (6.6% per annum at year end) aggregating $ 2.7 million. Through March 2000, Finmeccanica and ATR have agreed to provide sufficient support for the operations of the Company and further agreed that the repayment of any present or future indebtedness to ATR or Finmeccanica can be deferred if requested by the Company. Management intends to request deferral of payment if such payment would result in the Company violating any of its current debt covenants.

     Bonding Support. Finmeccanica has agreed to continue to provide indemnification to issuers of performance bonds or letters of credit for the benefit of Ansaldo Signal in connection with major contracts through 1999. It will continue to charge its current fee of 0.5% per annum of the amount of any such bond or letter of credit. For the year ended December 31, 1998 fees for this service were $0.6 million. In the event that Finmeccanica's support were not available to Ansaldo Signal for its bonding requirements, Ansaldo Signal's ability to enter into large contracts could be restricted and the Company might be required to change its current method of doing business as a prime contractor for most projects. As prime contractor, the Company can control (while also assuming the responsibility for and the risk of) all aspects of an entire project, including installation. While Ansaldo Signal anticipates that it could provide a portion of its projected bonding requirements without the support of Finmeccanica, it would be required to increase its use of joint ventures and undertake more projects as a subcontractor, in each case with parties capable of providing bonding for all or a portion of the project being bid. Since the Company would lose flexibility in the way it can now approach obtaining and executing major projects, no assurance can be given that any such change would not have a material adverse effect on Ansaldo Signal's financial position or result of operations.

     Option Agreement

     Ansaldo Signal has entered into an agreement with ATR (the "Option Agreement") pursuant to which it has granted to ATR an option to purchase all of the authorized Priority Shares of Ansaldo Signal for a purchase price equal to the aggregate nominal value of such shares. Such option may be exercised in the event that an unrelated third party acquires or announces a tender offer seeking 20% or more of the outstanding Common Shares. In the event that ATR acquires the Priority Shares, ATR would be entitled to nominate the members of the Supervisory Board and the Management Board. Although such nominations would not be binding on the holders of Common Shares, a resolution appointing a different candidate would require the approval of a majority of at least two-thirds of the votes cast at a General Meeting of Ansaldo Signal shareholders, which majority represents more than one-half of the issued share capital. If ATR acquires the Priority Shares and still holds at least one-third of the outstanding Common Shares, it would be able to make nominations of the members of the Supervisory Board and the Management Board. ATR has agreed that, in the event that it acquires the Priority Shares and, subsequently, its holdings of Common Shares fall below 25% of the outstanding Common Shares, Ansaldo Signal may repurchase the Priority Shares for no consideration.

     Preemptive Rights Agreement

     Pursuant to the terms of a Preemptive Rights Agreement (the "Preemptive Rights Agreement") entered into between Ansaldo Signal and ATR, ATR shall be granted the right, notwithstanding any shareholder directive to the contrary, to purchase its pro rata share (based upon ATR's then current level of equity ownership in Ansaldo Signal) of any issuances of Common Shares or other equity securities, or securities convertible into or granting a right to purchase any such equity securities, to third parties in the future. Such purchases shall be made on the same terms and conditions as any third-party transaction that gives rise to ATR's right to make such purchase. The Preemptive Rights Agreement will expire at such time as ATR beneficially owns securities representing less than 30% of the combined voting power of all issued and outstanding Common Shares and other voting securities of Ansaldo Signal. By virtue of such Agreement, ATR will be able to maintain a controlling interest in Ansaldo Signal. ATR's rights under the Preemptive Rights Agreement are transferable to any affiliate of ATR, including Finmeccanica.

     Registration Rights Agreement

     Pursuant to the terms of a registration rights agreement (the "Registration Rights Agreement") entered into between the Company and ATR, ATR will have the right to require the Company to register for public offering and sale all or a portion of the Company's common shares held by ATR from time to time (subject to certain limitations) on a maximum of three occasions until such time as ATR beneficially owns less than 5% of the issued and outstanding common shares of the Company. In addition, during the term of the Registration Rights Agreement, ATR will have the right to participate in any

                                                                  Ansaldo Signal

registration of common shares initiated by Ansaldo Signal, subject to certain limitations. Ansaldo Signal will pay all out-of-pocket expenses of any such registrations, other than fees and expenses of ATR's counsel, and will indemnify ATR and its officers and directors against certain liabilities, including liabilities under the federal securities laws (other than resulting from material misstatements or omissions made in reliance on and in conformity with information furnished by ATR or its affiliates expressly for use in connection with such registration). ATR will pay all underwriting discounts and commissions applicable to common shares of the Company sold pursuant to any such registrations. The rights of ATR under the Registration Rights Agreement are transferable to any affiliate of ATR, including Finmeccanica.

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


                                                                                            Page(s) in this
                                                                                             Annual Report
                                                                                              on Form 20F

     (a)      Index of Financial Statements, Financial Statement Schedules
     Report of Independent Accountants                                                            36-38
     Consolidated Financial Statements:
              Consolidated Balance Sheets as of December 31, 1998 and 1997                        39
              Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
                  for the Years Ended December 31, 1998, 1997, and 1996                           40
              Consolidated Statements of Cash Flows for the Years Ended
                  December 31, 1998, 1997, and 1996                                               41-42
              Consolidated Statements of Changes in Shareholders' Equity for the
                  Years Ended December 31, 1998, 1997, and 1996                                   43
              Notes to Consolidated Financial Statements                                          44-59
     (b)      Index to Exhibits                                                                   60
     Exhibits 1.1, 1.2 and 2.1 through 2.9 identified on the Index to Exhibits
     (page 60 hereof) are incorporated herein by reference.
     Other Exhibits filed herewith:
              Amendments to Put-Call Option Agreement, dated October 1998 and                     E-2.10
                  February 9, 1999.
              Agreement, dated December 22, 1997, between Compagnia Finanziamenti                 E-2.11
                  e Rifinanziamenti-Cofiri SpA and Ansaldo Signal, as amended
                  April 23, 1998.
              Lease, dated as of September 14, 1993, by and between Regional                      E-2.12
                  Industrial Development Corporation of Southwestern Pennsylvania
                  and Union Switch and Signal Inc., as amended by Subordination,
                  Attornment and Lease Amendment Agreement, dated as of November 30,
                  1993 and Second Amendment of Lease,  dated as of May 31, 1998.
              Consent of Independent Auditors.                                                    E-2.13

                                                                  Ansaldo Signal

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Ansaldo Signal N.V.
                            (Registrant)

                            By: /s/ Bruno Tufari
                            Bruno Tufari, Managing Director,
                            Executive Vice President and Chief Financial Officer


                            By:  /s/ James Sanders
                            James N. Sanders, Managing Director,
                            President and Chief Executive Officer

                                                                  Ansaldo Signal

                        Report of Independent Accountants

     To the Supervisory Board

     and Shareholders of

     Ansaldo Signal N.V.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income
(loss), of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Ansaldo Signal N.V. and its subsidiaries (the Company), a majority-owned subsidiary of Ansaldo Trasporti S.p.A., at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     PricewaterhouseCoopers LLP

     Pittsburgh, Pennsylvania

     March 5, 1999

                                                                  Ansaldo Signal
                                    1998 Management Board Report to Shareholders

                               ANSALDO SIGNAL N.V.
                           CONSOLIDATED BALANCE SHEETS
                   ($ in thousands, except per share amounts)

                                                                                                         December 31
                                                                                                -------------------------
                                                                                                      1998          1997
Assets
Current Assets:
     Cash and cash equivalents...............................................................  $    12,913   $     4,530
     Receivables - net of allowance for doubtful accounts of $3,657 and $1,735...............      104,647        95,689
     Receivables from parent and affiliates (Note 10)........................................       10,051        15,761
     Inventory (Note 3)......................................................................       49,305        44,771
     Costs and estimated earnings in excess of billings
         on uncompleted contracts (Note 4)...................................................      182,253       157,008
     Deferred income taxes (Note 9)..........................................................        6,844         8,059
     Prepaid expenses and other current assets ..............................................       13,763        17,587
                                                                                               -----------   -----------
              Total current assets:..........................................................      379,776       343,405
Contract retentions receivable...............................................................       11,275        13,370
Property, plant and equipment - net (Note 5).................................................       33,735        54,302
Intangible assets - net (Note 16)............................................................       33,658        33,118
Deferred income taxes (Note 9)...............................................................        9,320         9,653
Other assets  ...............................................................................        4,828         3,318
                                                                                               -----------   -----------
         Total assets........................................................................  $   472,592   $   457,166
                                                                                               ===========   ===========

Liabilities and Shareholders' Equity
Current liabilities:
     Short term borrowings and current
         obligations under capital leases (Note 6)...........................................  $    75,403   $    55,843
     Accounts payable........................................................................       91,593        97,844
     Accounts payable - parent and affiliates (Note 10)......................................        4,956         4,465
     Accrued liabilities.....................................................................       27,982        24,331
     Accrued reorganization costs (Note 17)..................................................        2,276         4,160
     Billings in excess of costs and estimated earnings
         on uncompleted contracts (Note 4)...................................................       53,137        62,672
     Long-term borrowings due within one year (Note 7).......................................        4,286         4,286
                                                                                               ------------  -----------
              Total current liabilities......................................................      259,633       253,601
Employee benefit obligations (Note 8)........................................................       22,477        21,304
Deferred income taxes (Note 9)...............................................................          647           606
Other liabilities............................................................................       10,844        12,721
Long-term borrowings and obligations under capital leases (Note 7)...........................       40,335        34,003
Long-term borrowings from parent (Note 10)...................................................       26,282        32,379
                                                                                               ------------  -----------
              Total liabilities..............................................................      360,218       354,614
                                                                                               ------------  -----------

Commitments and contingencies (Note 13)......................................................            -             -

Shareholders' equity:
     Priority shares, NLG 0.01 par value, 100 shares authorized,
         no shares issued or outstanding.....................................................            -             -
     Common shares, NLG 0.01 par value, 50,000,000 shares authorized,
         20,448,750 and 20,448,750 issued and outstanding....................................          120           120
     Additional paid-in capital..............................................................      139,999       139,999
     Accumulated other comprehensive loss - foreign currency translation adjustments.........       (7,262)      (10,562)
     Accumulated deficit.....................................................................      (20,483)      (27,005)
                                                                                               ------------  ------------
              Total shareholders' equity.....................................................      112,374       102,552
                                                                                               ------------  -----------
              Total liabilities and shareholders' equity.....................................  $   472,592   $   457,166
                                                                                               ============  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  Ansaldo Signal
                                    1998 Management Board Report to Shareholders

                               ANSALDO SIGNAL N.V.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                         AND COMPREHENSIVE INCOME (LOSS)
                   ($ in thousands, except per share amounts)


                                                                                             Year Ended December 31,
                                                                              ------------------------------------------
                                                                                     1998            1997           1996

Revenue ...................................................................   $   354,532    $    318,225   $    353,500
Cost of revenue ...........................................................       277,450         263,274        296,620
                                                                             ------------    ------------   ------------

         Gross profit .....................................................        77,082          54,951         56,880
                                                                             ------------    ------------   ------------

Operating expenses:

     Selling, general and administrative ..................................        47,685          50,107         47,971
     Research and development - net .......................................         7,025           9,953         11,804
     Acquired in process research and development (Note 1) ................             -               -         15,144
     Reorganization costs (Notes 1 and 17) ................................             -          (1,584)        17,288
                                                                             ------------    ------------   ------------

         Operating expenses ...............................................        54,710          58,476         92,207
                                                                             ------------    ------------   ------------

         Operating income (loss) ..........................................        22,372          (3,525)       (35,327)

Interest expense ..........................................................        10,349           8,834          6,101
Other (income) expense ....................................................        (1,868)            348             57
                                                                             ------------    ------------   ------------

         Income (loss) before income taxes and
              minority interest in subsidiaries ...........................        13,891         (12,707)       (41,485)

Provision for (benefit from) income taxes (Note 9) ........................         7,300              77         (2,714)
Minority interest in net (income) loss of subsidiaries ....................           (69)            106           (124)
                                                                             ------------    ------------   ------------

     Net income (loss).....................................................         6,522         (12,678)       (38,895)

Other comprehensive income (loss):
     Foreign currency translation adjustment ..............................         3,300         (10,350)          (362)
                                                                             ------------    ------------   ------------

     Comprehensive income (loss) ..........................................  $      9,822    $    (23,028)  $    (39,257)
                                                                             ============    ============   ============


Earnings Per Share:

     Basic and diluted net income (loss) per common share .................  $       0.32    $      (0.62)  $      (1.90)
                                                                             ============    ============   ============

     Basic and diluted weighted average number of
         common shares outstanding ........................................    20,448,750      20,448,750     20,448,750
                                                                             ============    ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                                                                  Ansaldo Signal
                                    1998 Management Board Report to Shareholders

                               ANSALDO SIGNAL N.V
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ in thousands)


                                                                                                 Year Ended December 31,
                                                                                 ----------------------------------------
                                                                                        1998          1997          1996
Cash Flows From Operating Activities:
     Net income (loss)........................................................   $     6,522   $   (12,678)  $   (38,895)
     Adjustments to reconcile net income (loss) to net cash
         used in operating activities:
     Depreciation and amortization:...........................................         9,967        11,526        11,370
     Deferred income taxes....................................................         3,388         3,878        (2,310)
     Gain on sale of fixed assets.............................................          (980)            -             -
Acquired in process research and development..................................              -            -        15,144
     Changes in:
         Receivables..........................................................         1,411       (12,949)         (234)
         Inventory............................................................        (3,616)        2,943        (1,696)
         Contracts - net (a)..................................................       (29,174)      (21,144)      (13,537)
         Other assets.........................................................         1,231        (5,485)          865
         Accounts payable.....................................................        (8,377)       15,245        (8,336)
         Accrued liabilities..................................................           727         4,259           228
         Accrued reorganization costs.........................................        (1,884)      (12,440)       16,600
                                                                                 ------------  ------------  -----------

              Net cash used in operating activities...........................       (20,785)      (26,845)      (20,801)
                                                                                 ------------  ------------  ------------

Cash Flows From Investing Activities:
     Proceeds from sale of fixed assets.......................................        12,200             -             -
     Proceeds from sale of investments in affiliates..........................           506             -             -
     Capital expenditures ....................................................        (3,152)       (7,138)       (5,218)
     Acquisition of CSEE - Transport S.A. (c).................................             -             -         2,581
     Purchase of intangibles and other noncurrent assets......................        (3,501)         (344)         (578)
                                                                                 ------------  ------------  ------------

              Net cash provided by (used in) investing activities.............         6,053        (7,482)       (3,215)
                                                                                 ------------  ------------  ------------

Cash Flows From Financing Activities:
     Net proceeds from short term borrowings..................................        18,475        15,108        16,366
     Financing by parent company..............................................        17,893        19,475        26,175
     Proceeds from long term borrowings.......................................        16,117             -        12,000
     Payments on long term borrowings.........................................       (28,799)       (5,316)      (22,137)
     Payments on capital leases...............................................          (295)         (468)         (476)
                                                                                 ------------  ------------  ------------

              Net cash provided by financing activities.......................        23,391        28,799        31,928
                                                                                 ------------  ------------  -----------

Effects of exchange rate changes on cash......................................          (276)       (1,039)          (74)
                                                                                 ------------  ------------  -----------

Net increase (decrease) in cash and cash equivalents..........................         8,383        (6,567)        7,838
Cash and cash equivalents at beginning of period..............................         4,530        11,097         3,259
                                                                                 ------------  ------------  -----------

     Cash and cash equivalents at end of period...............................   $    12,913        $4,530      $ 11,097
                                                                                 ============  ============  ===========


Interest paid during period...................................................   $     9,580        $8,586      $ 4,487
                                                                                 ============  ============  ===========

Income taxes paid (refunded) during period (b)................................   $     2,831        $1,562      $(1,107)
                                                                                 ============  ============  ==========

(a), (b), (c) See notes on continuation page following.

                                                                  Ansaldo Signal
                                    1998 Management Board Report to Shareholders

                               ANSALDO SIGNAL N.V.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                ($ in thousands)

(a) Includes costs and estimated earnings in excess of billings on uncompleted contracts, contract retentions receivable, billings in excess of costs and estimated earnings on uncompleted contracts and contract retentions payable.

(b) The line item "Income taxes paid (refunded)" for 1996 includes an estimate of taxes that have been paid by the ATR signaling business unit; these payments were allocated to ASF as if it were a separate taxpayer. (See Notes 9 and 10).

(c) Supplemental cash flow information regarding acquisition of CSEE-Transport S.A.

              Fair value of net assets acquired..................  $    77,644
              Fair value of stock issued.........................      (18,912)
              Reduction in parent receivables....................      (58,732)
                                                                   ------------

              Cash paid..........................................  $         -
                                                                   ===========

              Cash acquired......................................  $     2,581
                                                                   ===========



The accompanying notes are an integral part of these consolidated financial statements.

                                                                  Ansaldo Signal
                                    1998 Management Board Report to Shareholders

                               ANSALDO SIGNAL N.V.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                ($ in thousands)


                                                                          Accumulated
                                                       Additional                other                        Total
                                           Share          paid-in        comprehensive       Retained      shareholders
                                         Capital          capital        income/(loss)       earnings            equity
                                         -------          -------        -------------       --------            ------

Balance, January 1, 1996............$        108         $ 126,589       $        150      $  24,658        $  151,505
Net loss............................           -                 -                  -        (38,895)          (38,895)
CSEE acquisition....................          12            18,900                  -              -            18,912
Other (1)...........................           -            (5,490)                 -              -            (5,490)
Foreign currency translation........           -                 -               (362)             -              (362)
                                    ------------         ---------       ------------      ---------        ----------

Balance, December 31, 1996..........         120           139,999               (212)       (14,237)          125,670

Net loss............................           -                 -                  -        (12,678)          (12,678)
Foreign currency translation........           -                 -            (10,350)           (90)          (10,440)
                                    ------------         ---------       ------------      ---------        ----------

Balance, December 31, 1997..........         120           139,999            (10,562)       (27,005)          102,552

Net income..........................           -                 -                  -          6,522             6,522
Foreign currency translation........           -                 -              3,300              -             3,300
                                    ------------         ---------       ------------      ---------        ----------

Balance, December 31, 1998..........$        120         $ 139,999       $     (7,262)     $ (20,483)       $  112,374
                                    ============         =========       ============      =========        ==========


(1) Relates to the contribution of the Signaling Business Unit of Ansaldo Trasporti S.p.A (SBU) discussed at Note 1. The adjustment represents net assets at September 30, 1996 that were not ceded to SBU by ATR on October 1, 1996.

The accompanying notes are an integral part of these consolidated financial statements.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

1.   Description of the Business and Capitalization

     Ansaldo Signal N.V. ("the Company," "the Company," or "Ansaldo Signal") was incorporated on November 13, 1996, in Amsterdam, The Netherlands and is a majority-owned subsidiary of Ansaldo Trasporti S.p.A. ("ATR"). ATR is a member of a group of companies controlled by Finmeccanica S.p.A., which is in turn controlled by the Italian state holding company, Istituto per la Ricostruzione Industriale-IRI S.p.A.

     The Company was formed upon the merger of Union Switch & Signal Inc. ("US&S") (at the time, a majority owned subsidiary of ATR) with a direct wholly-owned subsidiary of the Company. As a result of the merger, US&S ceased to exist as a separate publicly traded entity and each outstanding share of US&S common stock (9,737,500 shares) was exchanged on a one-for-one basis for common shares of the Company. Immediately after the merger described above, ATR contributed the outstanding capital stock of its other railway signaling and automation businesses to the Company in exchange for 10,711,250 common shares of the Company.

     The transactions noted above have been treated as a reorganization of companies under common control and, accordingly, have been reflected within the consolidated financial statements as a pooling of interests. As required under the pooling of interests method of accounting, the Company's historical results reflect the historical results of the companies merged with and contributed to the Company. The Company's results of operations for the first six-months of 1996 reflect the combined operating results of: (i) 100% of US&S; (ii) 100% of Ansaldo Segnalamento Ferroviario S.p.A. ("ASF") - an Italian corporation; (iii) 49% of CSEE - Transport S.A. ("CSEE") - a French corporation; (iv) 75% of AT Signal Systems AB ("ATSS") - a Swedish corporation and (v) 100% of Ansaldo Trasporti Signaling (Ireland) Ltd. ("ATI") - an Irish limited liability company. Results of operations for the remaining six months of 1996 and for the years ended December 31, 1997 and December 31, 1998 reflect 100% of CSEE, as the remaining 51% was acquired by the Company on June 28, 1996.

     The Company markets its products and services to customers in the international rail transportation and mass transit industry. The Company is primarily engaged in the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products. The Company's headquarters are in Schiphol, The Netherlands.

     Signaling Business Unit Contribution

     On October 1, 1996, ATR contributed all of its wholly owned signaling business unit ("SBU") to ASF with the exception of certain contracts and liabilities, thus consolidating all of ATR's railway signaling business and assets in Italy. Under the terms of the contribution, ASF received substantially all of the assets and liabilities under the supervision of SBU at the date of the contribution.

     The consolidated statements of income (loss) and comprehensive income
(loss) for 1996 include all revenues and costs directly attributed to SBU including costs for facilities, functions and services used by the business at shared sites and costs for certain functions and services performed by ATR that were directly charged to SBU based upon usage.

     Acquisition of CSEE - Transport S.A.

     Prior to June 28, 1996, ATR owned 49% of CSEE and accounted for its investment under the equity method. On June 28, 1996, pursuant to an agreement between ATR and Compagnie des Signaux S.A. ("CS"), CSEE repurchased 604,340 shares of its outstanding shares from CS for $58.7 million As a result of this transaction, ATR increased its interest in CSEE to approximately 80% and, contemporaneously with this transaction, CS placed in escrow its remaining shares (201,460 shares) in anticipation of exchanging such shares for a certain number of shares in the Company. These shares were exchanged for 2,000,000 the Company common shares in December 1996. The CSEE shares which were held in escrow were considered to be under the control of ATR. The June 28 transactions were accounted for as a purchase. Accordingly, 100% of the results of operations of CSEE have been included in the combined results of the Company since June 28, 1996.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

     The total cost of the transaction to acquire the remaining 51% interest in CSEE was valued at approximately $77.6 million. The net tangible assets acquired from CSEE had a fair value at the time of acquisition of $28.8 million, as well as goodwill and identified intangibles of $48.8 million, of which $15.1 million represents acquired in process research and development. Immediately following the acquisition, the Company wrote-off the acquired in process research and development. The residual goodwill and intangibles are being amortized over 20 years.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The consolidated financial statements are expressed in US dollars and have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

     Consolidation

     The Company's majority-owned subsidiaries are consolidated. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. Investments representing a 20% to 50% interest in the voting shares of affiliated companies in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method.

     Foreign Currencies

     Transactions in foreign currencies are translated into each entity's functional currency at the exchange rate in effect on the transaction dates. Exchange differences arising from translating foreign currency receivables or payables at year-end exchange rates are charged or credited to current period net income.

     The Company's results of operations and financial position are reported in US dollars. When translating local currency financial statements to US dollars, assets and liabilities are translated at the year-end rate, while income and expenses are translated using the average rate for the year. Translation differences are included as a component of shareholders' equity.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for long-term contracts.

     Revenue Recognition - Contracts

     Revenue and costs of revenue on long-term contracts are recognized using the percentage-of-completion method of accounting. Under this method, income is recognized as work progresses on the contracts based on the relationship between total contract revenues and total estimated contract costs. The percentage of work completed is determined principally by comparing the accumulated costs incurred to date with management's current estimate of total costs to be incurred at contract completion. Revenue is recognized on the basis of actual costs incurred plus the portion of income earned.

     Contract costs include all direct material, subcontractor costs, and labor costs and those indirect costs related to contract performance. Revisions in profit estimates during the period of a contract are reflected in the accounting period in which the revised estimates are made on the basis of the stage of completion at that time. If estimated total costs on a contract indicate a loss, the entire amount of the estimated loss is provided for currently.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

     Revenue related to unsigned change orders is recognized when it is determined that collection under the change order is probable. Revenue related to claims is recognized only to the extent of costs incurred when recovery under the claims is considered probable.

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

     Revenue Recognition - Components

     Sales of component parts, which are not part of a long-term contract, are recognized upon shipment of products.

     Inventory

     Inventory is stated at the lower of cost or market, with cost being determined using standard costs, which approximate weighted average actual costs.

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is provided based on estimated useful asset lives and is computed on a straight-line method for financial reporting purposes. Maintenance and repairs are charged to expense as incurred. At the time property, plant and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are adjusted and any profit or loss on dispositions is included in the consolidated statement of income (loss).

     Intangible Assets

     Intangible assets represent goodwill, purchased research and development and proprietary technology, which comprises patents, drawings and other proprietary information. Intangible assets other than goodwill are being amortized over the economic lives of the assets, generally 8 to 20 years. Goodwill, which represents the excess of purchase price over the fair value of the net identifiable tangible and intangible assets purchased, is being amortized over 10 to 20 years.

     Earnings Per Share

     Earnings per share is calculated in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128 - "Earnings per Share". Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year plus common equivalent shares outstanding if the common equivalent shares are dilutive. Common equivalent shares include dilutive stock options as if the options were exercised and the proceeds used by the Company to acquire common stock (i.e., the treasury stock method).

     Basic and diluted earnings per share for the years ended December 31, 1998 and December 31, 1997 are based upon 20,448,750 common shares outstanding. Basic and diluted earnings per share for the year ended December 31, 1996, are based upon 20,448,750 common shares outstanding which reflects the one-for-one exchange of 9,737,500 shares with US&S shareholders and the issuance of 10,711,250 additional shares, in exchange for 100% of ASF, CSEE, ATI and 75% of ATSS.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

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

     Financial Instruments

     In managing interest rate exposure, the Company at times enters into interest rate swap agreements. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. In order to hedge exposures from firm commitments in foreign currencies, the Company at times enters into forward foreign exchange contracts primarily related to long-term contracts which are settled in currencies other than the currency in which the costs are incurred. Gains and losses resulting from these instruments are recognized in the same period as the underlying hedged transaction. The fair values of the Company's financial instruments are estimated based on quoted market prices for the same or similar issues.

     Research and Development

     Research and development expense is presented net of government grant reimbursements. Research and development efforts that are performed in accordance with contract requirements are included in cost of revenue. Certain government research grants which are repayable in the event that the related research project proves to be successful are recognized in the income statement when the research project has been determined to be unsuccessful and all other conditions for non-repayment of the grants have been met.

     Income Taxes

     The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are determined based on the difference between the financial statement and tax return bases of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

     Reclassifications

     Certain amounts from prior periods have been reclassified for comparative purposes.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

3.   Inventory

                                                                                                        December 31,
                                                                                         ---------------------------
                                                                                             1998               1997

     Raw materials................................................................        $27,435            $25,005
     Work-in-process..............................................................         13,893             14,028
     Finished components..........................................................          7,977              5,738
                                                                                          -------            -------
                                                                                          $49,305            $44,771
                                                                                          =======            =======

4.   Long-term Contract Balances

                                                                                                        December 31,
                                                                                       -----------------------------
                                                                                             1998               1997

     Costs incurred on uncompleted contracts......................................    $ 1,382,798         $1,206,219
     Estimated earnings...........................................................        239,552            190,081
                                                                                      ------------       -----------
                                                                                        1,622,350          1,396,300
     Less billings-to-date and advances on contracts..............................     (1,493,234)        (1,301,964)
                                                                                      -----------         ----------
                                                                                      $   129,116         $   94,336
                                                                                      ===========         ==========

     The net amount in the preceding table is included in the consolidated balance sheet under the following captions:

                                                                                                        December 31,
                                                                                      ------------------------------
                                                                                             1998               1997
     Costs and estimated earnings in excess of billings
         on uncompleted contracts.................................................       $182,253          $157,008
     Billings in excess of costs and estimated earnings
         on uncompleted contracts.................................................        (53,137)          (62,672)
                                                                                         --------          --------
                                                                                         $129,116          $ 94,336
                                                                                         ========          =========


     At December 31, 1998, there were $2,800 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts. At December 31, 1997, there were $15,554 of claims and unsigned change orders that are included in costs and estimated earnings in excess of billings on uncompleted contracts.

     All amounts included in unbilled costs and estimated earnings on uncompleted contracts at December 31, 1998, are expected to be collected within one year.

     Contract retentions receivable and payable arise from the performance of long-term contracts. Approximately $6,476 of retentions receivable and $1,173 of retentions payable are estimated to be collected or paid, respectively, in 1999.

5.   Property, Plant and Equipment

                                                                  December 31,
                                                     -------------------------
                                                           1998           1997

              Land.................................   $   2,467      $   3,350
              Buildings............................      24,276         44,829
              Machinery and equipment..............      81,014         64,628
              Construction-in-progress.............       3,331         11,495
                                                      ---------      ---------
                                                       $111,088      $ 124,302
              Less accumulated depreciation........     (77,353)       (70,000)
                                                      ---------      ---------
                                                      $  33,735      $  54,302
                                                      =========      =========

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

     Depreciation expense for the years ended December 31, 1998, 1997, and 1996, was $6,641, $8,446, and $6,819, respectively. Depreciable lives average 39 years for building, and range between3 and 7 years for machinery and equipment.

     In June 1998 the Company renegotiated the Pittsburgh Engineering and Technology Facility lease. The conversion from a capital lease to an operating lease generated a nonrecurring gain of $980. Land and buildings having a net book value of approximately $18,090 were removed from the balance sheet. Net cash proceeds received at the time of closing were $12,200.

6.   Short-term Borrowings and Capital Lease Obligations


                                                                                 Currency                 December 31,
                                                                                 Payable in         1998               1997

     Borrowings (unsecured but with letters of comfort from ATR and
     Finmeccanica), by Ansaldo Signal from Cofiri S.p.A., a related party (see
     Note 10). The interest rate in effect on December 31, 1998 was
     6.63% (1997: 7.00%).                                                           USD            $50,000           $13,000

     Borrowings (unsecured) under various lines of credit expiring within one year with interest payable at least quarterly. The interest rate in effect
     on December 31, 1997 was between 7.88% and 8.375%                              USD                  -            21,987

     Borrowings (unsecured), in Italy by ASF under various agreements with several banks, expiring within one year. The interest rate in effect at
     December 31,1998 was between 6.88% and 7.88% (1997: 8.01%).                    Lira            14,713             8,945

     Borrowings (unsecured) under various lines of credit expiring within one year with interest payable at least quarterly. The interest rate in effect on December 31, 1998 was between 3.56% and 5.30% (1997: between 3.88% and
     5.91%).                                                                       Various          10,534            11,433

     Current portion of obligations under capital leases                                               156               478
                                                                                                  --------         ---------

     Total short-term borrowings and current
     portion of obligations under capital leases                                                   $75,403           $55,843
                                                                                                   =======           =======

     The Company had committed and uncommitted lines of credit available at December 31, 1998, of $127.7 million with various banks. The unused portion of the committed and uncommitted lines of credit available at

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

December 31, 1998, totaled $52.3 million. US&S also has a $2,917 letter of credit line available and fully utilized from a bank at December 31, 1998.

Certain of these lines are guaranteed by ATR.

7.   Long Term Borrowings and Capital Leases

     The carrying value of the Company's long-term debt approximates fair value based on the borrowing rates currently available to the Company for loans with similar terms and maturities.


                                                                                                        December 31,
                                                                                          --------------------------
                                                                                             1998               1997

     Ansaldo Segnalamento Ferroviario S.p.A.
         Notes (unsecured) due 2002 with a
         fixed interest rate of 4.10%.............................................      $   16,949         $       -
     Union Switch & Signal
         Senior Notes (unsecured) due 2004, with a
         fixed interest rate of 8.00%.............................................          25,715            30,000
         Long term obligations under capital leases...............................           1,957             8,289
                                                                                        ----------         ---------
              Subtotal ...........................................................          44,621            38,289
         Less current portion of senior notes.....................................           4,286             4,286
                                                                                        ----------         ---------
              Total long term borrowings and obligations
              under capital leases................................................      $   40,335         $  34,003
                                                                                        ==========         =========

     The aggregate principal maturities of debt under the present credit arrangements for the periods subsequent to December 31, 1998:

     1999     .......................................................$  4,286
     2000     ........................................................  6,102
     2001     ........................................................ 11,550
     2002     ........................................................ 12,155
     2003     ........................................................  4,286
     Thereafter.......................................................  4,285
                                                                        -----
                                                                     $ 42,664

     Future minimum lease payments under, non-cancelable operating leases and capital leases, as of December 31, 1998, are primarily for buildings machinery and equipment as follows:


                                                                                     OPERATING    CAPITAL

     1999.........................................................................  $    4,623  $     391
     2000.........................................................................       3,533        392
     2001.........................................................................       3,200        391
     2002.........................................................................       3,055        392
     2003.........................................................................       2,787        393
     Thereafter...................................................................      34,759      1,099
                                                                                    ----------  ---------
     Total minimum lease payments.................................................  $   51,957      3,058
                                                                                    ==========
     Amount representing imputed interest.........................................                   (945)
                                                                                                ---------
     Present value of future minimum lease payments...............................                  2,113
     Less current portion.........................................................                   (156)
                                                                                                ---------
                                                                                                $   1,957
                                                                                                =========

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

     In 1994, US&S issued senior, unsecured promissory notes to various lenders in the total amount of $30,000 at a fixed rate of 8 percent. The private placement notes have a ten-year term; principal repayments began in 1998. Under this agreement, the Company is subject to certain financial covenants. US&S is in compliance with the financial covenants included in the note agreement as of December 31, 1998.

     ATR and Finmeccanica have agreed to continue to provide sufficient guarantees and/or financing support for the operations of Ansaldo Signal NV and its subsidiaries until March 2000. The repayment of any present or future indebtedness to ATR and/or Finmeccanica will not be required if the Company requests deferral of repayment. Management intends to request deferral of repayment if such repayment would result in the Company violating any of its current debt covenants.

     US&S maintains a $100 million surety bonding facility ($30.0 million outstanding at December 31, 1998) in addition to a $300 million surety bonding facility provided by Finmeccanica (see Note 10).

8.   Employee Benefit Obligations

     Retirement benefits

     Substantially all employees are covered by Government sponsored retirement plans or Company sponsored defined contribution retirement plans which are provided for through charges to income by the Company during the employees' working careers. In some cases, employees may also contribute to the cost of the plan. The Company has no significant obligations for pension or similar postretirement income benefits.

     Other postemployment benefits

     The following other postemployment and postretirement benefits other than pension are included in the consolidated financial statements:


                                                                                                         DECEMBER 31,
                                                                                        -----------------------------
                                                                                              1998               1997

     Severance....................................................................      $   16,644         $   15,299
     Profit Sharing...............................................................           3,074              3,366
     Other........................................................................           2,759              2,639
                                                                                        ----------         ----------
                                                                                        $   22,477         $   21,304
                                                                                        ==========         ==========

     The following is a description of the more significant post-employment benefit plans:

     Severance

     ASF has an unfunded severance plan in accordance with Italian government regulations. The Italian government requires the employer to provide severance pay (Trattamento di fine rapporto - TFR) in amounts equal to annual contributions of 7-8% of a worker's annual salary. The amounts accrued become payable upon termination of the individual employee, for any reason, e.g., retirement, dismissal or reduction in work force. Employees are fully vested in TFR benefits after their first year of service.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

     Profit Sharing

     CSEE operates a two-tier employee profit sharing plan. The first tier of the plan is mandatory under French law and CSEE is required to make an annual provision of a certain amount of profit after tax based upon a formula. A discretionary second tier to the profit-sharing plan is negotiated under a collective bargaining arrangement.

     Other

     The Company's other unfunded plans, include CSEE's pension plan and the US&S postretirement benefit plan which pays a fixed amount toward the cost of medical insurance and provides life insurance benefits. The liabilities and costs related to these plans are determined on an actuarial basis appropriate to the circumstances.

     The approximate cost of providing all of the above benefits for the years ended December 31, 1998, 1997 and 1996 was $2,515, $4,000 and $4,079,
respectively.

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

     For the nine-month period ended September 30, 1996, tax expense has been allocated to SBU by applying the liability approach set forth in SFAS No. 109 as if it were a separate taxpayer. Under this approach, a tax benefit for income taxes currently refundable is recognized only if a refund could have been realized by SBU had SBU been a separate taxpayer. A tax benefit for future deductible amounts and carry forwards is recognized when it is more likely than not that such future tax benefit would be realized if SBU were a separate taxpayer.

     The components of the provision for (benefit from) income taxes were as follows:


                                                                               Year Ended December 31,
                                                                      --------------------------------
                                                                         1998         1997       1996
     Current:
     Netherlands................................................     $     -    $       -    $      -
     Other......................................................       3,912       (3,801)       (404)
                                                                     -------    ----------   ---------
         Total current provision (benefit)......................       3,912       (3,801)       (404)
                                                                     -------    ----------   ---------

     Deferred:

         Netherlands............................................           -            -           -
         Other..................................................       3,388        3,878      (2,310)
                                                                     -------    ---------    ---------
              Total deferred provision (benefit)................       3,388        3,878      (2,310)
                                                                     -------    ---------    ---------
              Total provision (benefit).........................     $ 7,300    $      77    $ (2,714)
                                                                     =======    =========    =========

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements


     The provision for (benefit from) income taxes differs from the amount of income tax determined by applying the applicable Netherlands statutory rate to pretax income as a result of the following differences:


                                                                                              Year Ended December 31,
                                                                      -----------------------------------------------
                                                                              1998            1997               1996
     Expected tax at the statutory rate of 35%...................    $      4,860    $     (4,448)   $       (14,346)
     Earnings of subsidiaries at rates over 35%..................             367             121                191
     Other foreign taxes.........................................           1,605               -                  -
     In process research and development.........................               -               -              5,178
     Loss carryover with no tax benefit..........................              21             206              3,834
     Non-deductible goodwill.....................................             730           1,614              1,301
     Non-deductible reorganization costs.........................             588             431              2,520
     Change in tax rates.........................................               -           2,632                  -
     Change in valuation reserve.................................          (2,040)          3,742                  -
     Other.......................................................           1,169          (4,221)            (1,392)
                                                                     -------------   -------------   ----------------
         Total income tax........................................    $      7,300    $         77    $        (2,714)
                                                                     =============   =============   ================


     Deferred taxes were comprised of the following:

                                                                                                  December 31,
                                                                                    --------------------------
                                                                                              1998        1997
     Deferred tax assets:
     Reserves for contract losses.................................................        $  1,019   $   1,797
     Employee benefit obligations.................................................           2,030       2,335
     Accrued expenses and reserves................................................           4,265       3,867
     Goodwill.....................................................................           4,087       4,647
     Research and development.....................................................           1,663       2,936
     Revaluation of assets........................................................           2,237       2,206
     Net operating loss carryforwards.............................................           3,340       6,639
     Tax credit carryforwards.....................................................           1,063         780
     Other........................................................................             646         419
                                                                                            ------      ------
         Deferred tax assets......................................................          20,350      25,626
     Valuation allowance..........................................................          (1,707)     (3,625)
                                                                                            -------     -------
                                                                                            18,643      22,001
                                                                                            ------      ------

     Deferred tax liabilities:

     Property, plant and equipment................................................            (990)     (2,924)
     Leveraged lease..............................................................            (903)       (714)
     Intangibles  ................................................................            (235)       (295)
     Other........................................................................            (998)       (962)
                                                                                            -------       -----
         Total deferred tax liabilities...........................................          (3,126)     (4,895)
                                                                                            -------     -------
         Net deferred tax asset...................................................        $ 15,517    $ 17,106
                                                                                            =======     ======

     During 1998, the Company released into taxable income certain government grants whose recognition had been previously deferred. The recognition of income had the effect of reducing the NOL carryforward by $732. For income tax reporting purposes, the Company has net operating loss carryforwards that aggregate $9,800 at

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

December 31, 1998. NOL carryforward periods vary from five years to indefinite, and the first NOL carryforwards begin to expire in 2002.

     Also during 1998 the Company recorded a net decrease in the valuation allowance of $2,040, which has reduced the 1998 tax provision. The decrease reflects utilization of a portion of NOL carryforwards in 1998 for which a valuation allowance had previously been established and the Company's improved expectations about the future realizability of certain of the remaining NOL carryforwards before their expiration. Management believes that it will have sufficient taxable income in the future to make it more likely than not that the deferred assets net of the valuation allowance at December 31, 1998 will be realized.

     During 1997, the Company recorded an adjustment to reduce the net deferred tax balance at December 31, 1997 by $2,632 based principally on changes in the tax laws of Italy. These changes reduced the expected tax benefit to be received in the future relating to net deductions already reported for financial statement purposes but not yet taken for tax purposes.

     Also during 1997 the Company recorded a net increase in the valuation allowance of $3,742, which was charged to the 1997 tax provision which reflected the Company's expectations about the utilization of certain of its NOL carryforwards before their expiration.

10.  RELATED-PARTY TRANSACTIONS

     The Company's borrowings from its controlling shareholder (ATR) are as follows:


                                                                                          December 31,
                                                                                     -----------------
                                                                                       1998       1997

     Borrowings by the Company (unsecured); interest rate in
         effect at December 31, 1998 was 7.00%....................................  $ 17,893  $      -
     Borrowings by ASF (unsecured); interest rate in
         effect at December 31, 1998 was 6.375% (1997:  12%)......................     5,245    29,154
     Borrowings by ATSS (subordinated); non-interest bearing......................     1,911     1,960
     Borrowings by ATSS; floating interest rate tied to
         official discount rate in Sweden.........................................     1,233     1,265
                                                                                    --------  --------
     Total borrowings from parent Company.........................................  $ 26,282  $ 32,379
                                                                                    ========  ========


     The Company's borrowings from Cofiri, a related financial institution majority-owned by IRI, were $50 million at December 31, 1998 (interest at 6.63%) and $13 million at December 31, 1997 (interest at 7.00%). See Note 6.

     Borrowings by ASF and by the Company from ATR are for an indefinite period of time.

     The subordinated ATSS loan from the parent company is interest free and is classified in the Swedish statutory financial statements as a conditional Shareholders Contribution to be repaid upon demand from future available earnings. According to statutory legislation, this loan can be repaid to the parent company under certain conditions after a decision at the Annual General Meeting of Shareholders. For US GAAP purposes, this amount is considered subordinated debt.

     US&S, as well as the other subsidiaries of the Company, relies on ATR / Finmeccanica for certain financial and management services. Such services for US&S include guaranteeing a $300,000 performance bonding facility (of which $107,993 was utilized at December 31, 1998). US&S pays fees to ATR / Finmeccanica for these services. The fees paid are calculated on the basis of the value of credit enhancement. The fee equals 1.0

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

percent per annum of the aggregate principal amount of credit enhanced by Finmeccanica and 0.50 percent per annum of any bond or letter of credit for which Finmeccanica provides an indemnity. For the years ended December 31, 1998, 1997 and 1996, fees were $593, $204 and $271, respectively.

     ATR / Finmeccanica has provided bid, advance payment, performance and retentions bonding of $179,632 for all subsidiaries of the Company.

     Management expects ATR / Finmeccanica to continue to provide these services, to the extent required, at least through March 2000.

     SBU, as a division of ATR, obtained virtually all of its head office services, including centralized administrative staff functions, human relations, legal, planning, accounting and central purchasing, from ATR through September 30, 1996. Effective October 1, 1996, ASF entered into agreements with ATR to continue to provide these services as well as to lease space at ATR's facilities through 1998, which term is extended on an annual basis unless terminated by either party. The cost of these services during the three month period ended December 31, 1996, and the years ended December 31, 1997 and 1998, was $3,200, $9,989 and $8,463, respectively.

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

     ASF has been involved in a number of large turnkey projects with ATR. ATR acted as a prime contractor on such projects. The contracts require ATR to provide varied rail products and services, including signaling and automation of the signaling systems. In connection with the SBU contribution, ATR entered into formal subcontract agreements with ASF to continue providing these services on the incomplete contracts. For the years ended December 31, 1998 and 1997, ASF received revenues on these contracts of some $17,047 and $17,125, respectively.

     US&S has been a subcontractor to ATR. ATR is the prime contractor on such projects and has agreements with US&S for US&S to provide goods and services on these contracts. For the years ended December 31, 1998, 1997 and 1996 US&S's revenue included $10,492, $3,425 and $1,556, respectively, on these contracts.

     In addition, pursuant to an agreement effective as of November 1, 1995 through December 10, 1997, US&S provided management consulting services to ATR. For said services, US&S received a fee of $643 plus reimbursement of expenses.

11.  Financial Instruments and Risk Management

     The Company has entered into foreign currency exchange contracts to reduce its foreign currency exchange risk. Because these contracts are intended as, and effective as, hedges of the underlying assets, liabilities or commitments, any exchange gains or losses are deferred. The net unrealized gain on open contracts at December 31, 1998, not recognized in the income statement, amounts to $118. The fair value of these contracts approximates the contract value because they are short-term in nature. The Company's theoretical risk in these transactions is the cost of replacing, at current market rates, these foreign currency exchange contracts in the event of a default by the counterparty. Management believes the risk of such losses is remote and that such losses would not be material.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge which permits, in some cases, deferral of the effects of gains and losses on current net income. If the conditions for hedging are not met, changes in value will be recognized in current net income. Regardless of whether the derivative qualifies as a hedge, all changes in value will be recognized in comprehensive income. The Company is required to adopt

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

this standard in 2000. Management does not expect the adoption of this standard to have a material impact on the Company's results of operations or financial position.

12.  Segment Information

     The Company operates principally in one industry: the design, engineering, production, distribution and after-sale service of integrated railway signaling, automation and control systems and related component products.

     The Company's operating segments are managed along geographic divisions which correspond to the locations of its subsidiaries. ASF is in Italy. CSEE is in France. US&S is in the United States. Other subsidiaries are located in Sweden, Australia, Ireland and India.

     Disclosures of operating segment information as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 is provided in the following table.


                                                                          As of and for the year ended December 31, 1998
                                                           ASF          CSEE            US&S          Other        Total
Income Statement Data:
     Revenues......................................   $113,314       $79,354        $150,834        $11,030     $354,532
     Gross profit..................................     23,992        16,440          30,786          5,864       77,082
     Depreciation .................................      1,409         1,794           3,376             62        6,641
     Amortization..................................        268         1,941             218            899        3,326
     Operating expenses............................     14,941        14,606          20,638          4,525       54,710
     Operating income..............................      9,051         1,834          10,148          1,339       22,372

Balance Sheet Data:
     Total current assets..........................   $162,975       $64,930        $135,621        $16,250     $379,776
     Property, plant and equipment - net...........     11,994         5,252          15,632            857       33,735
     Intangible assets - net.......................        299        30,794             351          2,214       33,658
     Total assets..................................    192,657       102,923         161,164         15,848      472,592

Other Data:
     Capital expenditures..........................       $535          $590          $1,844           $183       $3,152


                                                                          As of and for the year ended December 31, 1997
                                                           ASF          CSEE            US&S          Other        Total
Income Statement Data:
     Revenues......................................   $108,481       $75,681        $122,419        $11,644     $318,225
     Gross profit..................................     19,564        19,821          13,348          2,218       54,951
     Depreciation .................................      2,556         1,715           3,974            201        8,446
     Amortization..................................         -          2,003             116            961        3,080
     Operating expenses............................     15,160        18,522          20,404          4,390       58,476
     Operating income..............................      4,403         1,299          (7,056)        (2,171)      (3,525)

Balance Sheet Data:
     Total current assets..........................   $157,417       $65,122        $103,627        $17,239     $343,405
     Property, plant and equipment - net...........     12,038         6,058          35,492            714       54,302
     Intangible assets - net.......................        478        29,414             219          3,007       33,118
     Total assets..................................    188,324       102,656         151,259         14,927      457,166

Other Data:
     Capital expenditures..........................     $3,039        $1,585          $2,299           $215       $7,138

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements


                                                                          As of and for the year ended December 31, 1996
                                                           ASF          CSEE            US&S          Other        Total
Income Statement Data:
     Revenues......................................   $128,037       $55,213        $153,183        $17,067     $353,500
     Gross profit..................................     20,839        13,450          17,670          4,921       56,880
     Depreciation .................................      1,381         1,156           3,934            348        6,819
     Amortization..................................      1,429         1,271             836          1,015        4,551
     Operating expenses............................     20,552        12,017          27,810         31,828       92,207
     Operating income..............................        287         1,433         (10,139)       (26,908)     (35,327)

     In 1996, operating income included nonrecurring charges of $32,432 related to reorganization costs ($17,288) and the write off of in process research and development costs ($15,144).

13.  Commitments and Contingencies

     In the normal course of business, the Company is a party to claims related to work performed for certain transit authorities and railroads. In the opinion of management, ultimate settlement of these claims will not have a material adverse effect on the results of operations or the financial position of the Company.

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

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements


     The following table summarizes all stock option activity in 1998, 1997, and 1996.


                                                            1998                        1997                        1996
                                          ----------------------  --------------------------   -------------------------
                                                        Weighted                    Weighted                    Weighted
                                                         Average                     Average                     Average
                                                        Exercise                    Exercise                    Exercise
                                            Shares         Price        Shares         Price        Shares         Price

Outstanding at beginning of year.......    168,500         $7.50       294,000         $7.50             -             -
Granted   .............................          -             -        20,000         $7.50       294,000         $7.50
Forfeited .............................    (32,000)        $7.50      (145,500)        $7.50             -             -
                                         ---------                   ---------                   ---------
Outstanding at end of year.............    136,500         $7.50       168,500         $7.50       294,000         $7.50
                                         ==========                  ==========                  ==========
Options exercisable at year end........     17,600         $7.50        17,600         $7.50             -            -
                                         ==========                  ==========                  ==========
Weighted-average fair value of each
     option granted during the year....                 $      -                       $0.95                       $3.92
                                                        =========                      =====                       =====

     Of these options, 17,600 became exercisable in 1997 and 118,900 will become exercisable in 1999.

     In 1997, the Company adopted SFAS No. 123,"Accounting for Stock-Based Compensation", and elected to account for compensation expense related to stock options under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", (APB
25). Therefore, no compensation expense has been recognized for these options since the options' exercise prices are greater than or equal to the market price of the shares on the dates of grant. Had the Company elected to account for stock-based compensation under the provisions of SFAS 123, net income would have been a reduced by $178, $194 and $21 for the years ended December 31, 1998, 1997 and 1996, respectively. The corresponding effect on basic earnings per share and diluted earnings per share would have been a reduction of $0.01, $0.01 and $0.00 for the years ended December 31, 1998, 1997 and 1996, respectively.

16.  Goodwill, Technology And Other Intangible Assets

     Goodwill, technology and other intangibles net of accumulated amortization consisted of the following:

                                                               December 31,
                                                    -----------------------
                                                          1998         1997

     Goodwill.....................................   $  30,297   $  28,785
     Technology...................................      12,487      11,675
     Other........................................       5,407       3,424
                                                    ----------   ---------
                                                        48,191      43,884
         Less Accumulated amortization............     (14,533)    (10,766)
                                                    ----------   ---------
                                                    $   33,658   $  33,118
                                                    ==========   =========

     The amortization expense for the years ended December 31, 1998, 1997 and 1996 was $3,326, $3,080 and $4,551, respectively.

                                                             Ansaldo Signal N.V.
                                      Notes to Consolidated Financial Statements

17.  Reorganization Costs

     The Company recorded restructuring charges of $10,095 in December, 1996 related to the rationalization of certain of the operations of the individual companies to take advantage of the Company's new world-wide organization. As of December 31, 1998, $2,276 of this reserve remains for specific expenditures which will occur in the first half of 1999. The original charge related primarily to involuntary separation and severance benefits for displaced employees. The involuntary separation and severance benefits principally related to (i) US&S's management employees whose positions were eliminated and / or chose not to relocate from US&S's former headquarters in Columbia, South Carolina to Pittsburgh, Pennsylvania; and (ii) employees of ASF working at the Company's facilities in Italy. Also included in the charge were costs related to the elimination of redundant product lines.

     Costs of $7,193 accrued and incurred in 1996 to effect a combination accounted for by the pooling of interests method are also included as reorganization charges. (See Note 1). During 1997 costs of $1,584 were reversed, related to estimated costs which never materialized or were overestimated, (no such costs remained as of December 31, 1997) which resulted in net cost of $5,609 to effect the combination accounted for by the pooling of interests method.

                                                                  Ansaldo Signal


      Exhibit



     1.1*         Articles of Association of Ansaldo Signal, incorporated by reference to
                  Exhibit 3 of the Registrant's Registration No. 333-6034 on Form F4.
     1.2*         Specimen Common Share Certificate of Ansaldo Signal, incorporated by reference to Exhibit 4 of the Registrant's Registration No. 333-6034 on Form F4.
     2.1*         Agreement and Plan of Merger, dated as of November 13, 1996, among Ansaldo
                  Signal, US&S, US&S Merger Sub and ATR (included as Annex A to the Proxy
                  Statement/Prospectus), incorporated by reference to Exhibit 2.1 of the
                  Registrant's Registration No. 333-6034 on Form F4. (Schedules to the
                  Agreement and Plan of Merger have been omitted in accordance with
                  Item 601(b)(2) of Regulation S-K and a summary of such schedules provided in lieu thereof. The registrant undertakes to furnish supplementally to the
                  Commission, copies of any omitted schedule on the request of the Commission)
     2.2*         Escrow Agreement between CS, ATR and Paribas dated June 28, 1996 (English translation), incorporated by reference to Exhibit 2.2 of the Registrant's
                  Registration No. 333-6034 on Form F4.
     2.3*         Put-Call Option Agreement between CS and ATR, incorporated by reference to Exhibit 2.3 of the Registrant's Registration No. 333-6034 on Form F4.
     2.4*         Registration Rights Agreement, dated as of November 13, 1996, between
                  Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.1 of the
                  Registrant's Registration No. 333-6034 on Form F4.
     2.5*         Preemptive Rights Agreement, dated as of November 13, 1996, between
                  Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.2 of the
                  Registrant's Registration No. 333-6034 on Form F4.
     2.6*         Option Agreement, dated as of November 13, 1996, between Ansaldo Signal and ATR, incorporated by reference to Exhibit 10.3 of the Registrant's
                  Registration No. 333-6034 on Form F4.
     2.7*         Services Agreement, dated as of October 1, 1996, between ATR and ASF
                  (English translation), incorporated by reference to Exhibit 10.4 of the
                  Registrant's Registration No. 333-6034 on Form F4.
     2.8*         Bonding Support Agreement, dated as of November 13, 1996, among
                  Finmeccanica, ATR and Ansaldo Signal, incorporated by reference to
                  Exhibit 10.5 of the Registrant's Registration No. 333-6034 on Form F4.
     2.9*         Credit Support Agreement, dated as of November 13, 1996, among
                  Finmeccanica, ATR and Ansaldo Signal, incorporated by reference to
                  Exhibit 10.6 of the Registrant's Registration No. 333-6034 on Form F4.
     2.10         Amendments to Put-Call Option Agreement included as Exhibit 2.3 above dated October 1998 and February 9, 1999.
     2.11         Agreement, dated December 22, 1997, between Compagnia Finanziamenti e
                  Rifinanziamenti--Cofiri SpA and Ansaldo Signal, as amended April 23, 1998.
     2.12         Lease, dated as of September 14, 1993, by and between Regional Industrial
                  Development Corporation of Southwestern Pennsylvania and Union
                  Switch & Signal Inc., as amended by Subordination, Attornment and Lease
                  Amendment Agreement, dated as of November 30, 1993 and Second Amendment of
                  Lease, dated as of May 31, 1998.
     2.13         Consent of PricewaterhouseCoopers LLP.
     3.0          The Registrant agrees to furnish a list of its subsidiaries including, as to each subsidiary, its country or other jurisdiction of
                  incorporation or organization, its relationship to the Company and the percentage of voting securities owned or other basis of control by its immediate parent, if any, to the Securities and Exchange Commission.

* Previously filed, incorporated herein by reference.